Grove Collaborative Holdings, Inc. A N N U A L R E P O R T 2 0 2 5

Transforming the consumer products industry into a force for environmental and human health. Grove Collaborative Holdings, Inc. (NYSE: GROV) is a one-stop online destination for everyday essentials that create a healthier home and planet. Explore thousands of thoughtfully vetted products for every room and everyone in your home, including household cleaning, personal care, health and wellness, laundry, clean beauty, kitchen, pantry, kids, baby, pet care, and beyond. Everything Grove sells meets a higher standard — from health to sustainability and performance — so you get a great value without compromising your values. As a B Corp and Public Benefit Corporation, Grove goes beyond selling products: every order is carbon neutral, supports plastic waste cleanup initiatives, and lets you see and track the positive impact of your choices. Shopping with purpose starts at www.grove.com.

Dear Shareholders, We believe trust is the foundation of Grove’s model, and we are intentionally building a system that compounds it over time. Our curation and product standards earn that trust, subscriptions turn it into consistent behavior, and Grove Green Rewards deepens the relationship with each interaction. As this system scales, we expect trust to translate directly into higher retention, greater frequency, and stronger lifetime value. 2025 was a year of deliberate trade-offs for Grove. We entered the year with momentum and began an ecommerce platform migration designed to create a more reliable, scalable foundation for consistently earning and reinforcing customer trust. However, during the transition, we introduced meaningful disruption in the customer experience, particularly across our mobile application, subscription functionality, and VIP-related features. These are central to how customers engage with Grove, and when they did not perform consistently, churn increased more than we expected. While the transition created near-term friction, it was a necessary step toward building a more durable foundation. We made a deliberate choice to prioritize liquidity, profitability, and stabilization of the customer experience over near-term revenue growth. As we exit this period, we now have a platform designed to scale with our customers, consistently deliver on the trust at the center of our model, and support a more sustainable, scalable, and resilient business over time. Even with those headwinds, we strengthened the core of the business and improved our operating discipline. Our work throughout the year was anchored in four priorities: stabilizing the customer experience to enable growth, protecting the balance sheet, improving profitability, and continuing to strengthen our leadership in environmental and human health. 2025 performance and execution 2025 was a year of operational disruption, but also one in which we improved the underlying economics of the business. For the full year, revenue was $173.7 million, down 14.6% year over year, reflecting the impact of the platform transition. Net loss improved to $11.7 million, a $15.7 million year-over-year improvement, and Adjusted EBITDA was $(2.2) million compared to $1.3M in 2024. Importantly, we returned to positive Adjusted EBITDA in the fourth quarter. Adjusted EBITDA was $1.6 million, or a 3.7% margin, compared with a loss of $1.6 million in the prior-year quarter, and net loss improved to $1.6 million from $12.6 million. We also generated breakeven operating cash flow in the quarter, marking the fifth quarter in the last eight with breakeven or positive operating cash flow. These results reflect a more disciplined operating model and a sharper focus on balancing execution with financial outcomes. L E T T E R F R O M O U R C E O Jeff Yurcisin Chief Executive Officer 1

Rebuilding the customer experience Our most important work is restoring the quality and reliability of the customer experience. The primary constraint on near-term growth has been disruption tied to the platform transition, particularly across mobile, subscriptions, and VIP-related features—core parts of how customers shop with Grove. We made meaningful progress in the second half of 2025 and early 2026. In the fourth quarter, we launched Grove Green Rewards to deepen engagement and increase repeat behavior. In February 2026, we launched a redesigned mobile application, replacing the prior third-party application and restoring critical functionality. We are now focused on improving the subscription experience, which is central to the economics of the business. Subscription units represented 60% of revenue in 2025, and orders with subscriptions accounted for 79% of total orders, making subscription functionality a key driver of retention and lifetime value. At Grove, we are building a reinforcing system designed to deepen customer trust and drive long-term value. Our curated assortment and product standards establish that trust, subscriptions convert it into predictable, repeat behavior, and Grove Green Rewards strengthens engagement over time. As trust compounds across these interactions, we expect to see durable improvements in retention, order frequency, and customer lifetime value. We also believe Grove is structurally advantaged in ways that are not always obvious when compared to larger platforms like Amazon. Where Amazon optimizes for speed and breadth, often shipping low-unit, fragmented orders, Grove is optimized for planned, high-density replenishment— meaningfully benefitting Grove’s unit economics. Just as important, we are not trying to be everything to everyone. Amazon is a marketplace of near-infinite choice. Grove is a curated platform built on trust. In a recent Grove survey of more than 1,000 Grove customers, 93% indicated they trust Grove more than Amazon to sell safe, healthy products. As consumer products become more complex, we believe the role of a trusted curator becomes increasingly important. Our approach remains intentionally sequenced: stabilize the platform and improve the customer experience, and then increase customer acquisition investment in a measured way. Mission progress: environmental and human health Even as we worked through operational challenges, we continued to strengthen the attributes that build customer trust and differentiate Grove. As the first plastic neutral and carbon neutral retailer, and as a certified B Corporation and Public Benefit Corporation, our mission is embedded in how we operate. We are focused on transforming consumer products into a force for environmental and human health, while maintaining transparency and high standards for the products we offer. In 2025, we improved our plastic intensity to 0.90 pounds per $100 of revenue, down from 1.05 in 2024, with further improvement to 0.88 in the fourth quarter. These gains reflect continued progress in reducing plastic use as we scale the business. Just as important, we strengthened our standards on human health. In early 2026, we expanded Grove’s ingredient standards to cover more than 10,000 banned or restricted ingredients, including more than 3,000 outright banned, L E T T E R F R O M O U R C E O 2 across every category we carry—what we believe are the highest standards in the consumer products marketplace. These standards are central to our role as a trusted curator in a marketplace where product claims are often difficult for customers to evaluate. Looking ahead We see a meaningful opportunity to strengthen Grove’s capabilities through the application of artificial intelligence across our platform. Our business is inherently data-rich, spanning customer preferences, purchase behavior, product attributes, and ingredient-level information. As we apply AI, we are not only improving product discovery, personalization, and customer service—we are beginning to change how work gets done across the organization. For example, we are already seeing improvements in customer support resolution times and quality through AI- assisted workflows. Over time, we believe this will both improve the customer experience and meaningfully reduce our cost to serve. These capabilities reinforce Grove’s long-term economic moat. Our combination of high-frequency customer relationships through subscriptions, a curated assortment governed by rigorous ingredient standards, and a growing base of first-party customer data can create a system that improves with scale. As we apply AI to this system, we expect to deepen customer trust, increase personalization, and further differentiate Grove as a destination for consumers seeking products aligned with their values. As we move through 2026, our focus remains on improving the customer experience while maintaining financial discipline. We expect progress to build over time, beginning with stronger engagement as the shopping experience becomes more reliable. As those fundamentals improve, we will increase advertising investment where returns support it and reaccelerate growth in a measured way. Our objective is to emerge from this period as a stronger company—with a more scalable platform, better unit economics, and a more durable, trust-driven relationship with our customers. We believe this is the foundation for long-term, sustainable shareholder value creation. Jeff Yurcisin Chief Executive Officer Grove Collaborative The letter to our stockholders from our chief executive officer and the Public Benefit Report that follows it contain forward-looking statements as defined within the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements relating to trust translating into higher retention, greater frequency and stronger lifetime value, the impact of AI or artificial intelligence, the expectation that we will deepen customer trust, increase personalization and further differentiate Grove, future stronger customer engagement as the shopping experience becomes more reliable, future increases in advertising investment and reacceleration of growth, and future product assortment, future customer education and tools. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the statements made or implied by the forward-looking statements. The risks and uncertainties that could cause our results to differ materially are discussed in Part I, Item 1A of our accompanying Annual Report on Form 10-K for the year ended December 31, 2023 under the heading "Risk Factors." Except as required by applicable law, we do not undertake, and specifically decline, any obligation to update any of these statements or to publicly announce the results of any revisions to any forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise. L E T T E R F R O M O U R C E O 3

April 2026 Grove Collaborative Holdings, Inc. (NYSE: GROV) is transforming consumer products into a positive force for human and environmental well-being. We create home cleaning and personal care products under our flagship brand, Grove Co., and also curate more than 3,000 highly vetted, planet-first products from more than 300 values-aligned brand partners - spanning categories across household cleaning and personal care to health and wellness, baby, and pet care.  Sustainability has been the core pillar of Grove’s positioning and unique point of differentiation from inception. At the heart of our mission lies the steadfast belief that consumer products can serve as catalysts for positive transformation. We envision a world where every product we offer contributes not only to the well-being of our customers, but also to the health of our planet. As a company, we have always strived to prove that business and mission success are not mutually exclusive, but can be linked and reinforcing. As a Public Benefit Corporation, we are legally bound to consider the impact of our decisions on a triple bottom line—people, planet, and profit. We have laid a strong foundation to continue our impact. In 2024, we celebrated 10 years as a Certified B Corporation. On March 31, 2021, we became a Public Benefit Corporation, which marked a significant change in our legal purpose requiring us to balance the interests of our stakeholders as well as our stated public benefit. Although we continue to operate as a for-profit company, we operate with a specific focus on the stated public benefit set forth in our certificate of incorporation (discussed in detail below) - making products a force for human and environmental good. We are energized by our impact thus far, as well as by the possibilities that lie ahead to continue making a meaningful difference. Grove Collaborative Public Benefit Report The development, promotion and distribution of consumer products as a positive force for human and environmental health. Our mission extends beyond conventional business objectives. We are committed to the development, promotion, and distribution of consumer products that act as agents of positive change. We are guided by principles of sustainability, ethical business practices, and a dedication to the well-being of both individuals and the environment. Our stated public benefit is firmly rooted in our company mission and our belief that when we influence change within our industry towards more sustainable product offerings, and also with our customers towards more sustainable habits, our sphere of influence creates lasting change. Having a legal structure as a public benefit corporation under Delaware law underscores our commitment to our mission and our stakeholders, including customers, suppliers, industry peers, employees, local communities in which we operate, shareholders, and others materially affected by Grove’s conduct. Our Public Benefit 4

We believe that the pursuit of our public benefit purpose will result in the long-term success of our business and long-term benefits for each of our stakeholders. Our stated public benefit is consistent and values-aligned with our shareholders’ interests and can positively impact both profit maximization and shareholder returns. We are proud to be one of a small list of U.S.-based, publicly traded companies that is both a certified B Corporation and a Delaware public benefit corporation. Our Board of Directors, specifically the Sustainability, Nominating and Governance Committee, has oversight of our commitment and progress in fulfilling our mission and public benefit statement. We report progress to our Board of Directors against our stated objectives. Additionally, we release our Sustainibility Report¹ annually in the second quarter of the year, providing an overview of our achievements and initiatives. This report serves as an account of our progress, allowing us to showcase our commitment to sustainability to a broader audience of stakeholders.  Public Benefit Reporting Our Mission and Key Areas of Focus We have defined the following three areas of focus as core to our mission:  Planet:  We take a multi-pronged approach to address the three most material issues within our industry that are directly linked to climate change: plastic pollution, forest health, and carbon emissions.  Plastic: We believe our industry uniquely contributes to and is not adequately addressing the issue of plastic, which is why we have chosen plastic as our tentpole to influence change. Our industry has created household essentials based on a “take, make, waste” mentality, flooding our homes and landfills with single-use plastic packaging. This linear consumption model has contributed significantly to the global plastic waste crisis we face today. Only 5% of plastic gets recycled - the remainder is destined for landfill, or worse – our oceans and other natural ecosystems.¹ We exist to challenge this consumption model that has so long wreaked havoc on the environment. We are committed to reduce our industry’s reliance on single-use plastic through innovative product formats that contain little to no single-use plastic, or are reusable or refillable. Measurement: Plastic Intensity (lbs. of plastic per $100 net revenue) Measurement: % Net Revenue from products meeting our Beyond Plastic standard Carbon emissions: We’re committed to taking meaningful action on climate, including supporting nature- based solutions and conservation projects, advocating for policy change that enables decarbonization at scale, and engaging with our suppliers on decarbonization opportunities. Like many other companies of our size that make and sell consumer products, the majority of our carbon emissions stem not from our immediate operations, but rather from both upstream and downstream sources. From offering training sessions, resources, and tools to help suppliers set and meet science-based targets, to introducing 5 1 https://cdn.shopify.com/s/files/1/0884/6816/0824/files/Grove_Sustainability_Report_2024-2025.pdf?v=1742844818 2 https://www.sciencedirect.com/science/article/pii/S0921344922002087 incentives for suppliers committing to science-based targets, we are engaging with our broader supply chain to decouple growth from our carbon footprint.  Measurement: Scopes 1, 2, and 3 carbon emissions Measurement: Science-Based Targets for emissions reduction Forests: Grove should serve as an engine for protection of high-conservation value forests for biodiversity and climate benefits, as well as ensure a deforestation-free supply chain for our products. The disconcerting reality is that many well-known brands consider forests as raw material for their products. Forests continue to face increasing demands for packaging, paper, and fashion fabrics — putting the climate at odds with global consumption. With this in mind, we are committed to helping to safeguard our forests and create products with recycled, certified, or alternative materials that are sustainable, highly vetted, and have a lower impact on our ecosystems than virgin fibers that come from forests. As a relatively small player in the consumer products industry, we also know we can have the greatest impact by supporting community partnerships – further detailed below – in active protection and conservation. Measurement: $1.5 million to support indigenous-led conservation across the 2 million acres in the Tongrass National Forest People:  Ingredient Standards: Ingredient transparency and safety are foundational to Grove’s approach to conscious consumerism. While the United States chemical and labeling regulations have improved, they still fall short of the level of transparency and precaution we believe consumers deserve. Grove applies rigorous safety and sourcing standards across both Grove-made and third-party products, supported by a formal list of approximately 10,000 banned or restricted ingredients. The Grove team completes the initial ingredient review, and then every product goes through Novi, our third-party compliance partner. Novi confirms that no banned ingredients are present and requires brands to attest that any restricted ingredients are only used within globally recognized chemical safety principles. For wellness products, we apply an additional layer of review. Grove’s in-house dietitian reviews ingredient formulations and product documentation to ensure alignment with Grove’s quality, safety, and transparency standards. Grove’s policy is informed by leading European chemical safety frameworks, including REACH (Registration, Evaluation, Authorisation and Restriction of Chemicals). While not identical to any single regulation, it reflects EU-level precaution, evidence standards, and evolving regulatory priorities. Measurement: 100% of products sold on Grove.com meet The Grove Standard Purpose:  Diversity: We acknowledge the importance of supporting underrepresented groups and making the natural products industry more accessible and equitable. One way we cultivate diversity and inclusion in our value chain is through partnerships with product suppliers and brands. As a Certified B Corporation, we believe all business should be conducted with the wellbeing of people and planet first and foremost. Grove is proud to work with diverse suppliers and brand partners, including fellow B Corporations, as well as women, BIPOC, veteran, and LGBTQ-owned or led businesses. 6

Measurement: Percentage of shelf space allocated to brands with diverse ownership and leadership Giving: As a mission-driven company, we are dedicated to making a meaningful impact through employee volunteering, philanthropic initiatives, and product donations. Guided by our core values, we focus on giving where it can create the greatest positive change. Our charitable giving efforts are centered around two key pillars: environmental sustainability and community well-being. In 2025, Grove donated over $325,000 in value through in-kind donations, fulfillment center donations, and corporate giving.  Measurement: $500 site credit awarded to two community organizations every month  Measuring Our Impact We have adopted key goals and metrics to measure our impact and progress within areas identified above. We outline below goals and commitments, as well as progress and risks within these material areas of impact. Plastic: Objective: Address our current plastic footprint Grove has maintained its plastic neutrality commitment since 2020. For every ounce of plastic we sell, we recover this equal amount of nature- and ocean-bound plastic in partnership with rePurpose Global. rePurpose is the leading Packaging Sustainability & Compliance Platform for consumer companies. rePurpose requires a robust monitoring and evaluation system across our project’s value chain to provide transparency and traceability of our impact. We see plastic neutrality as a meaningful and realistic way to mitigate our plastic footprint as we continue to reduce single-use plastic in our product assortment. While plastic recovery is not a silver bullet or a license to pollute without real progress in reducing our own footprint, it is a meaningful part of addressing the world’s plastic pollution crisis. Since 2020, Grove has recovered 18.3 million pounds of ocean- and nature-bound plastic waste.  Objective: Avoid single-use plastic The cornerstone of our mission as a company is moving our industry away from its reliance on plastic. Over the years, we have considered the best way to transparently illustrate our progress out of plastic. In 2021, we were proud to publish the industry’s first plastic intensity metric – a simple ratio of how much plastic we ship (in lbs.) per $100 of our net revenue. For the past three years our plastic intensity has reduced year over year for all online and retail sales, reaching its lifetime low of 0.90 lbs in 2025.  This metric is the best way we’ve found to compare progress out of plastic across brands and industries. Our hope is that other brands and retailers will follow suit. We aim to illustrate the decoupling of our revenue from our use of plastic, showing true separation of profit from our use of plastic. 7

Below demonstrates our progress in reducing plastic intensity. The table shows plastic intensity, separated by (i) All brands sold at Grove.com plus Grove owned brands sold through our retail partners such as Amazon, (ii) Grove owned brands sold through Grove.com and through our retail partners, and (iii) third party brands sold at Grove.com.

	2024 Pounds of Plastic Per $100 Net Revenue	2025 Pounds of Plastic Per $100 Net Revenue
ALL BRANDS ON GROVE.COM PLUS GROVE RETAIL	1.05	0.90
GROVE-OWNED BRANDS	1.11	0.93*
THIRD PARTY BRANDS	1.01	0.87

*While we continue to make progress in plastic intensity in many product categories across our Grove Brands, our Grove Co. 100% Recycled Plastic Trash Bags are the primary driver of our Grove Brands plastic intensity, consisting of about 52% of our total Grove Brands plastic footprint. Excluding this product category, Grove Brands plastic intensity is 0.47 lbs of plastic per $100 of net revenue in 2025 (vs. 0.93 including trash bags). From 2024 to 2025, Grove brands plastic intensity, excluding Grove Co. trash bags, decreased from 0.57 to 0.47. We continue to explore ways to reduce plastic in this category while also recognizing the realities of current available solutions in the trash category.

We are proud to have increased the share of plastic-reducing products from our values-aligned third party brand partners. From 2024 to 2025, we decreased third party brand partner plastic intensity from 1.01 to 0.87 lbs of plastic per $100 of net revenue.

Objective: Increase the reach of our Beyond Plastic™ Standard

Beyond Plastic™ is our effort to engender bold action and spur our industry towards long-term, scalable solutions that do not rely on single-use plastic.

We recognize that some plastic in products and packaging currently is unavoidable given the absence of feasible alternatives, mostly because plastic-free solutions either don't yet exist, or aren't effective, cost competitive, or available at scale. For example, some packaging, such as aluminum bottles, requires a very thin plastic coating on the inside of the bottle to keep the liquid from interacting with the aluminum. Given many of these realities and acknowledging that 100% plastic-free is not always feasible, Beyond Plastic™ is our commitment to celebrate progress and push ourselves and our broader industry forward towards the best available solutions.

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In 2024, we launched the industry's first ever Beyond Plastic™ Impact Tracker, a tool designed to empower our customers by providing them with real impact metrics by shopping with Grove. Grove's Beyond Plastic Impact Tracker provides each customer with individualized stats on how their decisions contribute to reducing plastic waste. The tracker calculates the amount of single-use plastic avoided by choosing more plastic-conscious products, as well as the amount of plastic recovered on the customer's behalf as part of Grove's plastic neutrality commitment. Since 2020, the Grove community has collectively avoided and recovered over 27 million pounds of plastic - the equivalent to the weight of more than 915 million water bottles.[3] In the table below, we demonstrate progress in increasing our share of revenue from Grove Co. products that meet our Beyond Plastic™ standard.

% Net Revenue - Beyond Plastic™ for Grove Co. products	2025 % Net Revenue	2024 % Net Revenue
100% Plastic Free	31.5%	26.3%
No Single Use Plastic (defined by the EPA as lasting 3+ years)	6.1%	6.9%
Reduced Plastic Waste (previously 95%+ Plastic Free)[4]	37.1%	34.8%
Total	75%	68%

By increasing our product offerings that meet our Beyond Plastic™ standard, we can help our customers avoid single-use plastic versus consuming mass market, conventional single-use plastic alternatives. We have helped our customers avoid 9.2 million pounds of single-use plastic since 2020, by offering a broad assortment of products containing little to no single-use plastic, or that are refillable or reusable.[5]

Carbon Emissions:

Objective: Measurement of Scopes 1, 2, and 3 Carbon Emissions

Since 2019, Grove has measured its carbon emissions under the Greenhouse Gas Protocol, which is the world's most widely used greenhouse gas accounting standard. Developing a full greenhouse gas emissions inventory by measuring Scope 1 emissions (from sources we own directly), and Scopes 2 and 3 emissions (from indirect sources) helps Grove understand our full value chain emissions and focus our efforts on the greatest reduction opportunities.

	2023 GHG Emissions (mtCO2e)	2024 GHG Emissions (mtCO2e)
Scope 1	580	556
Scope 2	536	439
Scope 3	49,239	46,204

3 https://www.sciencedirect.com/science/article/pii/S0921344922002087

4 Reduced Plastic Waste products have significantly reduced plastic use compared to conventional alternatives, with key components of their packaging made from materials with greater circularity potential, such as paper, glass, or aluminum, instead of plastic.

5 For every product that reduces or avoids the use of plastic, we calculate the amount of plastic they avoid by comparing to the weight of their conventional, mass market alternatives. Example: Grove Co. laundry sheets avoid 114.45g of plastic because a single-use plastic laundry detergent bottle with the same number of doses weighs 114.45g.

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*Greenhouse gas emissions for 2025 are still being calculated and will be published in our 2025 Sustainability Report.  Objective: Carbon Neutral Shipping and Facilities Since 2020, Grove is proud to have carbon neutral customer shipping, facilities, waste in operations, employee commuter and remote work program, and business travel. We recognize that verifiable carbon credits don’t absolve us of the responsibility to reduce our own emissions, nor should they serve as a standalone solution for achieving climate goals. However, as a company without direct control over manufacturing and delivery fleets, carbon credits provide a practical way for us to drive short-term impact as we work towards achieving our science-based targets. Objective: Setting Science Based Targets and Decarbonization In 2025, Grove’s Science Based Targets were approved by the Science Based Targets initiative (SBTi). This marks a significant milestone for Grove’s ongoing commitment to reducing its environmental impact and championing climate action.  We have pledged to reduce emissions in alignment with the SBTi 1.5 degree scenario (1.5DS). A 1.5-degree pathway results in net zero emissions by 2050.  Like many other companies of our size that make and sell consumer products, most of our carbon emissions do not come from our direct operations, but rather from upstream and downstream emissions sources. Without ownership of much of our supply chain, our ability to meaningfully reduce emissions ourselves is limited. We are committed to sharing necessary training, resources, and tools to help suppliers set and meet science-based targets.   Forests: Objective: Deforestation Free Supply Chain We are proving that environmental responsibility and consumer satisfaction can go hand in hand. We provide our customers with effective products sourced from recycled, certified, or alternative materials that are sustainable, highly vetted, and have a lower impact on our ecosystems than using trees as a raw material. Our best-selling Grove Co. paper products are soft and sturdy, all while reducing the strain on our precious forests. We use sustainably sourced bamboo that is certified by the Forest Stewardship Council (FSC). Bamboo is recognized as the world's fastest-growing plant and its cultivation requires less land than most tree species used for paper products.⁶ Objective: 2M Acres Conserved by 2030 Scientific consensus is rallying around a 30 by 30 conservation goal, acknowledging the urgent need to protect 30% of the world’s natural habitat by 2030 to avoid critically interconnected biodiversity and climate losses. We know we can have the greatest impact by supporting community partnerships in active protection and conservation. Since 2022, Grove has partnered with The Nature Conservancy to support Indigenous led conservation across 2 million acres in the Tongass National Forest within the Emerald Edge region of Southeast Alaska. We have currently funded 40% of the total $1.5 million commitment.  10 6 https://www.sciencefocus.com/nature/speed-bamboo-plant-grow

People:  Objective: 100% of products sold on Grove.com meet The Grove Standard Our customers tell us that they shop at Grove for two primary reasons: safety and sustainability. One could argue that these are two sides of the same coin — as are human and environmental health. The chemicals we use in our formulated and third-party products meet rigorous standards in terms of both safety and sourcing. Across our owned brands, including Grove Co., and more than 300 carefully vetted third-party brands spanning 80 product categories, we maintain a list of over 10,000 banned or restricted ingredients. Every product is reviewed at least twice—first by our internal team, and then independently verified by Novi. Novi confirms banned ingredients are not present, and that restricted ingredients—where used—remain within recognized safety thresholds grounded in widely accepted chemical safety principles and aligned with our precautionary approach. Objective: Increase visibility of Grove Co. brand through credible product certifications and ingredient transparency For Grove owned brands, we strive to set an example from an ingredient and product safety standpoint for our broader industry. We have obtained multiple product- and brand-level certifications that demonstrate our commitment to high standards. Since 2018, we have been certified cruelty free through Leaping Bunny. 100% of our core cleaning products are part of the USDA BioPreferred Program, meaning they are formulated from plants and other renewable materials, not conventional petroleum-derived sources. In addition, all Grove Co. packaging features How2Recycle labeling to help educate consumers and support proper disposal and recycling. Purpose:  Objective: Diversify our suppliers and brand partners to make the natural products industry more accessible and equitable We integrate supplier diversity into our sourcing approach as part of building a resilient and representative value chain. In evaluating product suppliers and third-party brands, we consider ownership and leadership structure alongside product performance, compliance, and commercial criteria. Our vendor portfolio includes businesses that are women-, BIPOC-, veteran-, and LGBTQ-owned or led. As a Certified B Corporation, we incorporate stakeholder considerations into supplier selection and portfolio development. We research vendor ownership and leadership composition during onboarding and use this information in partner evaluation. We continue working to expand access to our platform for underrepresented founders within the CPG sector. 11

Looking Forward Our status as a Public Benefit Corporation is not just a legal distinction; it is a testament to our dedication to making lasting impact. As shareholders, your support has been instrumental in shaping Grove's journey. Looking forward, our focus areas enable us to stay true to our mission and continue to lead by example in the consumer products industry. Sustainable Innovation: We remain committed to products that support both people and planet. Our teams are focused on high-impact improvements across our portfolio—advancing sustainable packaging, enhancing existing formulas and formats, and pursuing operational efficiencies—while maintaining our strict ingredient standards across our Owned Brands assortment. Expanding the reach of our products: In 2026, Grove’s assortment will focus on high impact health and home improvement products that contribute to a reduction in microplastics and household toxicity. Our assortment strategy is centered on delivering the highest-impact products and solutions that measurably reduce microplastic exposure and toxic load in the home, while supporting long-term human and environmental health. Customer Education and Empowerment: We believe in empowering our customers with knowledge, enabling them to make informed choices that align with our collective mission. This year, we are working on increasing proof points throughout our site and shopping experience to demonstrate our commitment and leadership to environmental and human health, as well as creating tools to communicate specific customer impact by shopping with Grove.  Transparency in our Progress: We believe that transparency is not only an ethical imperative but a catalyst for transformation. By openly sharing our practices, successes, and areas for improvement, we aim to set a precedent that encourages others in our industry to follow suit. Our dedication to transparency is a deliberate effort to inspire and influence a broader shift within the consumer products landscape. Progress over Perfection: At Grove, we are constantly evolving as we transition from simply setting goals to actively making tangible gains. There is no finish line with sustainability. We remain focused on making incremental gains rather than achieving perfect goals. The road to transforming an entire industry is an ambitious one, and we are excited about the challenges and opportunities that shape our path. We thank you for your continued trust and commitment to Grove's vision. 12

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 10-K (Mark One) ☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025 OR ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to __________ Commission file number 001-40263 Grove Collaborative Holdings, Inc. (Exact name of registrant as specified in its charter) Delaware 88-2840659 (State or other jurisdiction of incorporation or organization) (I.R.S. Employer Identification No.) 1301 Sansome Street San Francisco, California 94111 (Address of Principal Executive Offices) (Zip Code) (800) 231-8527 Registrant's telephone number, including area code Securities registered pursuant to Section 12(b) of the Act: Title of each class Trading Symbol(s) Name of each exchange on which registered Class A Common Stock, par value $0.0001 GROV New York Stock Exchange Securities registered pursuant to section 12(g) of the Act: None Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes o No x Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes o No x Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes x No o Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes x No o Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one): Table of Contents

Large accelerated filer o Accelerated filer o Non-accelerated filer x Smaller reporting company x Emerging growth company x If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐ Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐ If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officer during the relevant recovery period pursuant to §240.10D-1(b). ☐ Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No x Based on the closing price of our Class A Common stock on June 30, 2025 (the last business day of the registrant’s second fiscal quarter), the aggregate market value of voting and non-voting common stock held by non-affiliates was $44.9 million. Shares of common stock beneficially owned by each executive officer, director, and holder of more than 10% of our common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes. The registrant had outstanding 42,023,693 shares of Class A Common Stock as of February 27, 2026. DOCUMENTS INCORPORATED BY REFERENCE Portions of the registrant’s definitive Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the U.S. Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K are incorporated by reference in Part III of this Annual Report on Form 10-K. Table of Contents 1

Table of Contents Page Part I Item 1. Business 4 Item 1A. Risk Factors 13 Item 1B. Unresolved Staff Comments 44 Item 1C. Cyber Security 45 Item 2. Properties 46 Item 3. Legal Proceedings 46 Item 4. Mine Safety Disclosures 46 Part II Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities 47 Item 6. Selected Financial Data 47 Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations 48 Item 7A. Quantitative and Qualitative Disclosures About Market Risk 64 Item 8. Financial Statements and Supplementary Data 65 Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures 98 Item 9A. Controls and Procedures 98 Item 9B. Other Information 99 Item 9C. Disclosure Regarding Foreign Jurisdiction that Prevent Inspections. 99 Part III Item 10. Directors, Executive Officers and Corporate Governance 100 Item 11. Executive Compensation 100 Item 12. Security Ownership of Certain Beneficial Owner and Management and Related Stockholder Matters 100 Item 13. Certain Relationships and Related Transactions, and Director Independence 100 Item 14. Principal Accounting Fees and Services 100 Part IV Item 15. Exhibits, Financial Statement Schedules 101 Item 16. Form 10-K Summary 105 Signatures 106 Table of Contents 2

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS This Annual Report on Form 10-K contains “forward-looking statements” (within the meaning of Section 27A of the Securities Act of 1933, as amended (“Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended ("Exchange Act")) about us and our industry that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements, because they contain words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will” or “would” or the negative of these words or other similar terms or expressions. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements that we make. These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those in the forward-looking statements, including, without limitation, those set forth in Part I, Item 1A, “Risk Factors,” and other factors set forth in other parts of this Annual Report on Form 10-K. Furthermore, such forward-looking statements speak only as of the date of this report. Except as required by law, we undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date of such statements. The forward-looking statements in this Annual Report on Form 10-K include, but are not limited to, our expectations regarding our future results of operations and financial condition, including expectations regarding our future revenue and achieving profitability, growth of our business, the effect of regulatory compliance on our future financial results, the impact of exiting brick and mortar retail, our expectations regarding sales, general and administrative, advertising, fulfillment and product development costs in 2026; the advantages and impacts of transitioning to a new technology platform; our available resources providing sufficient funds to enable us to meet our financial obligations for at least one year; our critical accounting estimates; the effect of macroeconomic factors, including supply chain disruptions, tariffs, and inflationary pressures; anticipated trends, growth rates, and challenges in our business; and the impacts of our restructuring efforts. Table of Contents 3

Part I Item 1. Business Unless the context otherwise requires, all references in this subsection to the “Company,” “Grove,” “we,” “us” or “our” refer to Grove Collaborative Holdings, Inc. and its consolidated subsidiary following the Business Combination (as defined below), other than certain historical information that refers to the business of Grove Collaborative, Inc. prior to the consummation of the merger with Virgin Group Acquisition Corp. II. Such merger is referred to herein as the “Business Combination”. “Legacy Grove” refers to the Company prior to the Business Combination. Our Vision Grove Collaborative Holdings, Inc.’s mission is to transform the consumer products industry into a force for environmental and human good by creating and curating planet-first, high-performance brands and products. Overview Grove was incorporated in 2012 under the name “ePantry” as an online retailer for third-party natural household, beauty and personal care brands. We leveraged our ecommerce platform to learn about the industry, gain significant insight into consumer preferences and determine how we might drive change. Early on, it became clear that the current carbon, plastic, and ingredient footprint of our industry is unsustainable, and that there will be massive share shift to products that perform while supporting human and environmental health. Grove is a human health and sustainability-oriented consumer products company. We use our connection with consumers to create and curate authentic, disruptive brands and products. Grove builds natural products that perform as well as or better than many leading consumer packaged goods (“CPG”) brands (both conventional and natural), while being healthier for consumers and the planet. Grove’s distribution strategy enables us to reach consumers any time, anywhere they want to shop. We operate an online direct-to-consumer website and mobile application (“DTC platform”) where we both sell our Grove-owned brands (“Grove Brands”) and partner with other leading natural and mission-based CPG brands, providing consumers a selection of curated products across many categories and brands. In the year ended December 31, 2025, we generated approximately 41% of our net revenue from Grove Brands, with 73% of that net revenue from home care products. As we grow our product assortment and distribution in our other categories including health and wellness, beauty, and personal care, we expect the contribution of sales from these categories to increase. Grove is a public benefit corporation and a Certified B Corporation, meaning we adhere to third party standards for prioritizing social, environmental, and community well-being. We have a history of doing well by doing good. Since our inception, we have invested heavily in building out both our Grove DTC platform and our Grove Brands. Over this period we have operated at a loss with an accumulated deficit of $660.2 million as of December 31, 2025. We have experienced declining revenues in recent years. Revenues for the years ended December 31, 2025 and 2024 were approximately 15% and 22% lower than in their respective previous years. The decline resulted primarily from our reductions in advertising spend, the impact of the ecommerce platform migration, and our strategic shift toward achieving Adjusted EBITDA profitability. While we continue to believe that there are long term growth trends in the reduced-plastic waste and personal health industries and that we will be able to grow our business in the long run, consumer behavior patterns, ongoing impact of ecommerce platform migration and macro-economic factors will continue to be a risk to our business and will continue to adversely impact our financial performance for at least the near to medium term. Our key long-term strategic advantage comes from a combination of our authentic mission and our direct relationships with customers. We have gained differentiated insights on consumer preferences and provided a platform for them to tell us what they value in each product category we carry. We paired the insight we have gained from our customers with our product innovation capabilities, and in 2016 we launched Grove Co., our flagship home care brand. We have since established Grove Co. as the largest brand by revenue on our DTC platform. After building a robust portfolio of efficacious, good-for-the-world products, we expanded to offer our Grove Brand products in brick-and-mortar retail stores in 2021 in addition to operating our DTC platform. In October 2024, we made the strategic decision to wind down our brick-and-mortar retail business, which was completed in 2025. We continue to actively pursue opportunities to develop and expand our sales on third-party ecommerce platforms. Table of Contents 4

Our Purpose We believe consumers are increasingly seeking products that support healthier homes and reduce environmental impact, without compromising performance or convenience. It is our belief that we need to create business models and products designed to meet these expectations through responsible ingredient and material choices and a focus on reducing environmental footprint. Our commitment to sustainability is a core differentiator of our Company. We are addressing single-use plastic, carbon emissions, and forest degradation as the most material issues to our business and our industry. We believe these objectives also intersect areas of growing consumer interest and demand, and we have set ambitious goals to lead across these three objectives. We also believe that the formulation of consumer products should take into account the potential impact of certain ingredients on customers’ well-being and personal health. Beyond curating brands and products on our platform for the sustainability of their packaging and operations, we also vet and review every products’ ingredients against our “No Way Ingredients” list, backed by science, research, and experts. For our Wellness products, including vitamins, minerals, and supplements, we have a team of Wellness Advisors that review and approve all products for sale on Grove. These standards help our customers select the best ingredients for themselves and their families to create a healthier home. We believe that the depth and authenticity of our mission is a sustainable competitive advantage in a world where consumers urgently demand more conscientious products. We also believe that our mission is a competitive advantage in attracting and retaining top talent in a competitive market. We believe that authentic commitment to our vision, and to “doing well by doing good,” is a durable competitive advantage. As a way to codify our values, Grove became a public benefit corporation (“PBC”) in 2021. We are devoted to the development, promotion and distribution of consumer products as a positive force for environmental and human health. As a PBC, we have a legal duty to prioritize not just stockholders’ financial interests, but also the best interest of those materially affected by our business operations, including consumers, employees, partners, the environment and the communities in which we operate. In addition, Grove is a Certified B Corporation, meaning we adhere to rigorous third- party standards for prioritizing social, environmental and community well-being, and our performance is independently audited against this framework. In 2024, Grove Collaborative was recertified as a B Corporation, earning a score of 100.9 – more than 20 points higher than our 2020 recertification. Our next recertification will occur in 2027. Value Proposition to Consumers We believe that sustainability is critical. Grove’s products offer a unique blend of sustainability, efficacy, consumer centricity and modern design offered at accessible prices and supported by exceptional customer service and a strong online community. Every product Grove offers - from its flagship brand of sustainably powerful home care essentials, Grove Co., to its exceptional third-party brands - has been vetted against the Grove Standard, including strict ingredients standards, 100% plastic neutral orders, carbon neutral shipments, and high quality performance, in addition to being cruelty-free and ethically produced. Our product offerings help consumers reduce their single use plastic usage. Products from Grove owned brands make it easy for consumers to make safe and sustainable choices for themselves and their families. Our products do not include anything on our anti-ingredients list, and everything we carry meets our rigorous standards. In addition to prioritizing plant-based ingredients, the Grove Standard lists all of the anti-ingredients you’ll never find in our products, from parabens to phosphates and triclosan. Our Brands Brand Strategy Increasingly, consumers are demanding brands that are thoughtfully designed with a focus on consumer needs and preferences, and that meet higher standards than ever in environmental sustainability and human health. Combined with our mission, we believe that our direct relationship with consumers gives us a durable competitive advantage in building the brands to lead that change. The Grove Co. Brand The Grove Co. brand is a market leader in products that contain little to no single-use plastic, or are refillable or reusable – as defined by our Beyond Plastic™ standard. Both for our Grove Co. brand and site-wide, we track our plastic footprint and our plastic intensity – defined as the weight of plastic sold per $100 of net revenue. Grove Co. products allow consumers to care for their homes with products that meet their sustainability objectives as well as their expectations for natural formulas that promote human health and healthier homes. With an assortment of products ranging from household cleaners to hand and dish soaps to tree-free home tissues and laundry detergent, Grove Co. is the largest brand on our DTC platform. Table of Contents 5

Third-Party Brands In addition to Grove brands, we offer a curated portfolio of over 400 third-party brands on our DTC platform and provide consumers with a selection of over 7,000 third-party products. These brand relationships provide customers with breadth across product categories, while reinforcing Grove’s position as a destination for discovery and providing us with valuable data on customer purchasing behavior and preferences. We carry a wide range of clean and natural products within home, beauty and personal care, including products aimed at baby and pet care. Since our inception, we have attracted and maintained strong relationships with a diverse group of clean and natural brands within home care, beauty and personal care, from emerging brands such as Caraway, Cocofloss, ATTITUDE and Homecourt to globally recognized brands such as Mrs. Meyers, Seventh Generation, Method, and Burt’s Bees. Prior to onboarding new brand partners, all brands undergo a thorough review process to ensure they meet our rigorous sustainability criteria, including goals to reduce and eliminate plastic, safe and transparent ingredient standards, certified cruelty-free products, and ethical production. We take a data-driven approach to category expansion by leveraging the insights garnered through our DTC platform. By carrying third-party products, we are not only able to better serve our customers by providing a wider product assortment, but we are able to understand both category demand and the product attributes that our consumers value before investing in development of our own products. We offer a highly compelling proposition to our third-party brands by providing access to nearly 600,000 environmentally-conscious and digitally-savvy customers who shopped on our DTC platform in 2025. We consider these third-party brands to be important long-term partners both in serving our customers on our digital platform and in changing the industry for the better. We expect to continue to collaborate with these brands to help bring their complementary products to consumers while also executing on our strategy to make our DTC platform a destination for consumer discovery. Over the long term, we do not view the trends driving Grove’s business as winner-take-all. Instead, we believe that lifting the industry towards increased environmental and human health will be the “new normal” and will materially benefit Grove. Environmental and Human Health Grove’s corporate sustainability ethos and sustainable product offering are our primary differentiators. Our customers seek carefully created and curated products that align with their values around environmental health and safety. As part of that value proposition, we pride ourselves on our industry-leading sustainability work in areas relevant to our business: plastic, forests, and carbon. Plastic The health and personal care (“HPC”) industry has been built on seemingly cheap and disposable single-use plastic packaging. As consumers awaken to the reality of the plastic pollution crisis, they are urgently and increasingly demanding new solutions. Plastic Neutrality. Every order at Grove is 100% plastic neutral. For every ounce of plastic we sell, we recover this equal amount of ocean-bound plastic in partnership with rePurpose Global. Our plastic neutrality program recovers low- value plastic waste that is most likely to end up as pollution, helps scale local plastic waste management value chains, and empowers marginalized waste worker communities. Beyond Plastic. Our industry has historically addressed the plastic pollution crisis by setting unrealistic goals about recycled plastic content that will be impossible to achieve given the realities of recycling infrastructure. Today, only about 5% of plastic is recycled. Beyond Plastic™ is our effort to engender bold action and spur our industry towards long-term, scalable solutions that do not rely on single-use plastic. While we recognize that some plastic in products and packaging is not entirely avoidable given the absence of feasible alternatives, Beyond Plastic™ is our effort to recognize progress and continue to push ourselves and our broader industry forward. Forests Our industry is heavily dependent on natural fibers to produce paper products, a staple of home essentials. Without a robust commitment to sourcing new, regenerative materials or recycled fibers that do not rely on cutting down trees, our industry continues to put the health of our forests and protection of biodiversity at risk. Our aim is to conserve forests through our business, both by avoiding use of paper products that directly contribute to deforestation as well as by actively funding forest conservation, both directly and through our carbon offset programs. Table of Contents 6

Two Million Acres of Forest. In 2022, we reached our goal to plant 1 million trees. Every purchase of Grove Co. paper supported the Arbor Day Foundation’s reforesting efforts in the United States. Grove now partners with The Nature Conservancy to support Indigenous-led conservation across 2 million acres in the Tongass Rainforest of Southeast Alaska. Tree-Free Paper. Grove’s line of tree-free paper products is made entirely from Forest Stewardship Council certified bamboo, a sustainable and fast-regenerating fiber. Not only do Grove’s paper products offer a high-quality alternative to traditional paper products that contribute to deforestation, but they support our goals around forest conservation. Carbon Our goal is to decouple the growth of our business from our carbon footprint through a focus on mitigation and supplier engagement. For our remaining emissions, we are committed to offset purchases, with a focus on nature-based projects which prioritize habitat protection, biodiversity and supporting local and indigenous communities. Since 2019, Grove has operated carbon neutral facilities and customer shipping. In 2025, Grove’s science-based targets were approved by the Science Based Targets Initiative (“SBTi”) – a major step in our commitment to reduce our company emissions. Grove’s science based targets will guide our advocacy efforts and relationship with industry partners and suppliers to push for decarbonization, rather than using offsetting as a standalone strategy to reach our climate goals. Healthier Homes Sustainability is not just about protecting the planet – it’s also about protecting the people who call it home. Grove upholds strict human health standards across both our owned brands, including Grove Co., and the 400+ carefully vetted brands spanning all product categories. We maintain a formal list of more than 10,000 banned or restricted ingredients across all categories, a list grounded in globally recognized chemical safety principles and closely aligned with the precautionary approach used in EU frameworks. Our Customers We seek to build a brand that appeals to a broad consumer population, and we have found that our customer base is diverse and expansive, reinforcing our belief that our product offerings, brands, and value proposition span gender, age, geography, ethnicity, and household income across the United States. We regularly conduct surveys, and, based on customer feedback, we believe that our typical customer cares deeply about their family and their homes, seeks safe and effective products, and is conscientious about the impact they have on themselves and the planet. Motivated by a desire to learn and discover, they are spending more time engaging with the natural HPC category and making sustainable choices as part of their environmental- and health- conscious lifestyle. Our Distribution Strategy We reach consumers through our DTC and other ecommerce channels. Our approach enables us to reach more customers with differentiated offerings. DTC Platform Our website enables consumers to view our entire product portfolio including Grove Brand and third-party products across a variety of categories. Through the website, we offer customers exclusive deals and offers, share newly launched products and display our wide array of seasonal bundles. We offer customers our flexible subscribe-and-earn shipment service to help them stay on top of their home care regimen, as well as non-subscription options to ship as needed. Customers can subscribe to individual products at appropriate cadences to make sure they never run out. In December 2025, we launched our Green Rewards customer loyalty program, which enables our customers to earn a rewards balance from purchases and other activities that these customers can apply to future purchases. We leverage data to further enhance the customer experience by personalizing pages to better fit our customers shopping needs. Our DTC shoppers can reach out to our Grove Guides team for any questions pertaining to their orders. Customers can call, chat, text, or email our Grove Guides team to modify orders, ask about new products, request a refund, or learn more about our sustainability practices. All of our shipments are offset so they are carbon neutral and all plastic sold is offset through our partnerships with rePurpose Global. Table of Contents 7

Grove believes that we can go farther together in achieving the shared goal of making our industry more sustainable. We remain committed to building high-value, long-term relationships with other leading brands that can complement the Grove Brand products in our DTC offering. For our third-party brand partners, our DTC platform provides a unique way for our partners to tell their brand and product stories to consumers at scale. We provide a dedicated channel that enables brands to reach customers whose values are aligned with our brand partners directly, which our partners may be unable to reach through typical brick-and-mortar channels. Our DTC platform also provides a channel for our partners to launch and scale plastic-free or low-plastic packaging. Our direct connection to consumers aids our partners by providing valuable product feedback at a rate typically much faster than retail channels. As a result of our scale and strict product standards, we believe placement on our platform provides a positive brand association for our partners. Retail We expanded into brick-and-mortar retail in April 2021, with the launch of a curated assortment of Grove Co. best sellers in cleaning, hand and dish categories at Target, in a nationwide partnership both in store and on Target.com. We believe we can deliver higher returns by focusing our investment in our DTC channels, and, as such completed the wind down of our brick-and-mortar distribution strategy in 2025, although we still maintain selling relationships with select ecommerce and digital channel partners. Supply Chain and Operations Freight Our freight strategy focuses on inbound and outbound transportation. For inbound shipments, we utilize state-of-the- art transportation management systems that optimize time and costs. For outbound fulfillment parcel shipping, we partner with national as well as regional carriers. We utilize a rate-shop service to identify best pricing and time in transit for our delivery points. Freight costs represent a significant portion of our operating expenses. Fulfillment We have two fulfillment centers dedicated to our DTC platform, which have enabled us to achieve an approximate average delivery time of two days for customer deliveries. We also regularly work to optimize and automate our operations to improve our margin profile while ensuring a seamless shopping experience for customers. Supply Chain We maintain a diversified global supply chain for sourcing our Grove products to help ensure product quality and integrity. All product suppliers and third party brands are required to sign Grove’s Code of Conduct in order to ensure honesty and integrity in all business practices throughout Grove’s supply chain. In addition, Grove’s social compliance program helps to ensure equitable, healthy and safe working conditions. Grove requires all our direct finished producers in a non-low-risk country (according to amfori) to be audited according to the amfori Business Social Compliance Initiative (“amfori BSCI”) standard. We monitor for social compliance and continuous improvement in accordance with amfori’s BSCI Code of Conduct. We evaluate our producers on various areas, such as fair wages, decent working hours, occupational health and safety, and more. Grove is also committed to taking meaningful action on climate, including advocating for policy change that enables decarbonization at scale and engaging with our suppliers on their direct emissions. Since 2020, Grove has measured its carbon emissions under the Greenhouse Gas Protocol, which is the world’s most widely used greenhouse gas accounting standard. Developing a full greenhouse gas emissions inventory by measuring Scope 1 (from sources we own directly), and Scopes 2 and 3 (from indirect sources) emissions helps Grove understand our full value chain emissions and focus our efforts on the greatest reduction opportunities. We recognize that the majority of our carbon footprint comes from both upstream and downstream sources. That’s why we are proud to announce our science-based targets were officially approved by SBTi in 2025. Grove also maintains carbon neutral customer shipping and facilities. We have pledged to reduce emissions in alignment with science based targets and to reduce our emissions in line with what the science tells us is needed to avoid the worst effects of climate change. We are also committed to source offsets from long-term, nature- based, community-led solutions. Competition The markets in which we compete are evolving rapidly and intensely competitive, and we face a broad array of competitors from many different industry sectors. Table of Contents 8

Our business includes a variety of product types and delivery channels. Our current and potential competitors include: (1) companies that sell household and personal care products online and in physical stores; (2) physical, ecommerce, and omnichannel retailers, vendors, distributors, and manufacturers of the products we offer and sell to consumers; and (3) web search engines, comparison shopping websites, social networks, and other online and app-based means of discovering, using, or acquiring goods, either directly or in collaboration with other retailers. We compete based on various product attributes, including sustainability, price, and quality. We compete with producers of household and personal care products and ecommerce and traditional sales outlets. Some of our competitors are also our partners and we distribute their products. Some of our current and potential competitors have longer histories, larger fulfillment infrastructures, better established wholesale and retail distribution networks, faster shipping times, lower-cost shipping, lower operating costs, larger consumer bases, and greater control over inputs critical to our business such as financial, marketing, institutional and other resources, and larger consumer bases than we do. They may secure better terms from suppliers, adopt more aggressive pricing, pursue restrictive distribution agreements that restrict our access to supply, direct consumers to their own offerings instead of ours, and devote more resources to research and development, technology, infrastructure, fulfillment, and marketing and develop products or services that are similar to ours or that achieve greater market acceptance. The Internet facilitates competitive entry and comparison shopping, which enhances the ability of new, smaller, or lesser-known businesses to compete against us. Our People We value our employees. They are our most important asset and key to the success of our company and mission. We seek to recruit and retain talented and engaged team members who are committed to our values, goals, and our community. The passion of our employees is evident in the design and delivery of our products, the support we provide to our consumers and the impact we are making in our community and industry. We drive engagement through open, transparent communication via monthly “all hands” meetings, the all company Slack channel, an open door practice and measure progress through an annual engagement survey that had 90% participation in 2025. As of December 31, 2025, we had approximately 235 full-time employees, as well 60 part-time and temporary employees. Approximately 69% of our total employee population is located in our fulfillment centers. As of March 5, 2026, none of our employees are covered by a collective bargaining agreement. Compensation and Benefits Our compensation and benefits are designed to enable us to attract, motivate, and retain highly-qualified talent. We offer market-competitive compensation and benefits including life and health (medical, dental, and vision) insurance, health savings accounts, a 401(k) plan, voluntary supplemental benefits, paid flexible time off, paid parental leave, a free Green Rewards VIP Membership and discounts for purchases made on our website. Team Member Safety. We continue to take proactive and precautionary steps to protect the health and safety of our employees. We provide several channels for all employees to speak up, ask for guidance, and report concerns related to ethics or safety violations, and offer certain webinars and subscriptions to support our employees’ health and well-being. Our Elizabethtown, PA fulfillment center recently achieved the PMA Risk Management Excellence Award. PMA is our workers' compensation insurance provider. To obtain this recognition a client must maintain a lost time frequency rate better than the target rate set by the underwriter for a period of 24 months. In the first two years as a PMA client, Grove exceeded this criteria. Facilities We lease fulfillment center locations in Reno, Nevada and Elizabethtown, Pennsylvania, which we use for inbound and receiving, packing and shipping, transportation, operations technology, warehouse IT, operations management, and human resources. During the year ended December 31, 2024 we ceased fulfillment operations in our St. Peters, Missouri facility. Our workforce outside of our fulfillment centers generally works remotely, and we have right-sized our office footprint accordingly. Trademarks and Other Intellectual Property We protect our intellectual property through a combination of trademarks, domain names, copyrights, trade secrets and patents, as well as contractual provisions and restrictions on access to our proprietary technology. However, these measures may not be effective in all cases. Our principal trademark assets include the trademarks “Grove,” “Grove Co.,” and “Grove Collaborative,” which are registered or pending registration in the U.S. and targeted foreign jurisdictions, as well as our logos, taglines and multiple product brand names. We have applied to register or registered many of our trademarks in the U.S. and other jurisdictions, and we will pursue additional trademark registrations to the extent we believe they would be beneficial and cost-effective. Table of Contents 9

As of December 31, 2025, worldwide, we have 21 issued patents and five patent applications pending. Our issued patents will begin expiring in March 2034. We intend to pursue additional patent protection to the extent we believe it would be beneficial and cost-effective. We are the registered holder of multiple domestic and international domain names that include “grove” and similar variations. We also hold domain registrations for many of our product names and other related trade names and slogans. In addition to the protection provided by our intellectual property rights, we enter into confidentiality and proprietary rights agreements with our employees, consultants, contractors and business partners. Our employees are also subject to invention assignment agreements. We further control the use of our proprietary technology and intellectual property through provisions in both our customer terms of use on our website and the terms and conditions governing our agreements with other third parties. Government Regulation The vitamins/dietary supplements, foods, over-the-counter drugs, cosmetic products and medical device products we sell under our own brands and from third-party brands are subject to regulation by the Food and Drug Administration (the “FDA”). Substantially all of our products are subject to regulation by one or more of the following: the Consumer Product Safety Commission (the “CPSC”), the Environmental Protection Agency (the “EPA”), the Federal Trade Commission (the “FTC”), as well as various other federal, state, and local regulatory authorities. The applicable laws and regulations principally relate to the ingredients or components, proper labeling, advertising, packaging, marketing, manufacturing, warehousing, registration, safety, shipment and disposal of our products. Compliance with these laws and regulations have not had nor do we expect such compliance to have, any material adverse effect on our financial results. Under the Federal Food, Drug and Cosmetic Act (the “FDCA”), cosmetics are defined as articles or components of articles that are applied to the human body and intended to cleanse, beautify, promote attractiveness or alter its appearance, with the exception of soap. The labeling of cosmetic products is also subject to the requirements of the FDCA, the Fair Packaging and Labeling Act, the Poison Prevention Packaging Act and other FDA and state regulations. Cosmetics are not subject to pre-market approval by the FDA, however certain ingredients, such as color additives, must be pre-authorized. If the safety of the products or ingredients has not been adequately substantiated, a specific warning label is required. Other warnings may also be mandated pursuant to FDA and certain regulations. The FDA monitors compliance of cosmetic products through market surveillance and inspection of cosmetic manufacturers and distributors to ensure that the products neither contain false nor misleading labeling and that they are not manufactured under unsanitary conditions. Inspections also may arise from consumer or competitor complaints filed with the FDA. In the event the FDA identifies false or misleading labeling or unsanitary conditions or otherwise a failure to comply with FDA requirements, we may be required by a regulatory authority or we may independently decide to conduct a recall or market withdrawal of our product or to make changes to our manufacturing processes or product formulations or labels. On December 23, 2022, Congress passed the Food and Drug Omnibus Reform Act of 2022, as part of the Consolidated Appropriations Act of 2023. Included in the Omnibus Reform package is the Modernization of Cosmetics Regulation Act of 2022 (“MOCRA”), which provides FDA with additional authority to regulate cosmetic products. MOCRA, when fully implemented by FDA, will require, among other things, the reporting to FDA of serious adverse events associated with the use of a cosmetic product in the United States, cosmetic facility registration and product listing, the maintenance of safety substantiation files and the establishment of good manufacturing practices for cosmetics. MOCRA also provides FDA with mandatory recall authority over cosmetic products. The third-party tampon, feminine and sexual health products we offer are regulated as medical devices by the FDA and must be manufactured in an establishment registered with the FDA and in conformity with applicable regulatory clearances, device listing and quality system regulations. In addition, there are requirements for the reporting of certain adverse events or medical device reports for medical devices. The FDA may change the regulations as to any product category, requiring a change in labeling, product formulation or analytical testing. Table of Contents 10

We are subject to regulation by the CPSC under the Consumer Product Safety Act, the Federal Hazardous Substances Act, and other laws enforced by the CPSC. These statutes and the related regulations establish safety standards and bans for consumer products. The CPSC monitors compliance of consumer products under its jurisdiction through market surveillance and has the authority to conduct product safety related inspections of establishments where consumer products are manufactured, held, or transported. The CPSC has the authority to require the recall of noncompliant products or products containing a defect that creates a substantial risk of injury to the public. The CPSC may seek penalties for regulatory noncompliance under certain circumstances. CPSC regulations also require manufacturers of consumer products to report to the CPSC certain types of information regarding products that fail to comply with applicable regulations, that contain a defect which could create a substantial product hazard, or that create an unreasonable risk of serious injury or death. Certain state laws also address the safety of consumer products and mandate reporting requirements, and noncompliance may result in penalties or other regulatory action. Certain of our products are also subject to regulation by the EPA under the Federal Insecticide, Fungicide, and Rodenticide Act (“FIFRA”). FIFRA establishes a system of pesticide, including disinfectant products, regulation to protect applicators, consumers and the environment. Under FIFRA, certain of our cleaning products, including the disinfectant products, may require approval from and registration with the EPA prior to sale. Products subject to FIFRA must comply with specified approval, registration, manufacture, labeling, and reporting requirements, among other requirements. The EPA is authorized to take enforcement action to prevent the sale or distribution of non-compliant disinfectant products, including to prevent the sale or distribution of unregistered disinfectants and to prevent the sale or distribution of registered pesticides that are not permitted to make claims permitted by the terms of their registration, among other areas of non- compliance. The EPA may seek penalties for regulatory noncompliance under certain circumstances. Manufacturers subject to FIFRA are also required to register with the EPA and report certain types of information regarding disinfectant products to the EPA. Importers and exporters of products regulated under FIFRA are also subject to filing and other requirements. Certain state laws may also impose requirements applicable to cleaning products, and non-compliance may result in penalties or other regulatory action. The U.S. Department of Agriculture (the “USDA”) enforces federal standards for organic production and use of the term “organic” on certain product labeling, including for foods and dietary supplements. These laws prohibit a company from selling or labeling products as organic unless they are produced and handled in accordance with the applicable federal law. The FTC, FDA, USDA, EPA, and other government authorities also regulate advertising and product claims regarding the characteristics, quality, safety, performance and benefits of our products. These regulatory authorities typically require a safety assessment of the product and reasonable basis to support any factual marketing claims. What constitutes a reasonable basis for substantiation can vary widely from market to market, and there is no assurance that our efforts to support our claims will be considered sufficient. The most significant area of risk for such activities relates to improper or unsubstantiated claims about the composition, use, efficacy and safety of our products and their environmental impacts. If we cannot adequately support safety or substantiate our product claims, or if our promotional materials make claims that exceed the scope of allowed claims for the classification of the specific product, the FDA, FTC or other regulatory authority could take enforcement action, impose penalties, require us to pay monetary consumer redress, require us to revise our marketing materials or stop selling certain products and require us to accept burdensome injunctions, all of which could harm our business, reputation, financial condition and results of operations. The FTC has issued the “Health Products Compliance Guide” (“FTC Guide”) which provides guidance from FTC regarding how companies should ensure that claims about the benefits and safety of health-related products are truthful, not misleading, and supported by science. The FTC Guide applies to all products making health-related claims, including, but not limited to, food, over-the-counter drugs, dietary supplements and homeopathic products. Of significance, the FTC Guide provides that, as a general matter, substantiation of these type of claims will require randomized, controlled human clinical testing; animal and in vitro studies may provide useful supporting or background information, but, without confirmation by human clinical testing, they are not sufficient to substantiate health-related claims. In addition, the FTC regulates the use of endorsements and testimonials in advertising as well as relationships between advertisers and social media influencers pursuant to principles described in the FTC’s Guides Concerning the Use of Endorsements and Testimonials in Advertising (the “Endorsement Guides”). The Endorsement Guides provide that an endorsement must reflect the honest opinion of the endorser and cannot be used to make a claim about a product that the product’s marketer could not itself legally make. They also say that if there is a connection between an endorser and the marketer that consumers would not expect and it would affect how consumers evaluate the endorsement, that connection should be disclosed. Another principle in the Endorsement Guides applies to ads that feature endorsements from people who achieved exceptional, or even above average, results from using a product. If the advertiser does not have proof that the endorser’s experience represents what people will generally achieve using the product as described in the ad, then an ad featuring that endorser must make clear to the audience what results they can generally expect to achieve, and the Table of Contents 11 advertiser must have a reasonable basis for its representations regarding those generally expected results. Although the Endorsement Guides are advisory in nature and do not operate directly with the force of law, they provide guidance about what the FTC staff generally believes the Federal Trade Commission Act (the “FTC Act”) requires in the context using of endorsements and testimonials in advertising and any practices inconsistent with the Endorsement Guides can result in violations of the FTC Act’s proscription against unfair and deceptive practices. If our advertising claims or claims made by our social media influencers or by other endorsers with whom we have a material connection do not comply with the Endorsement Guides or any requirement of the FTC Act or similar state requirements, the FTC and state consumer protection authorities could subject us to investigations and enforcement actions, impose penalties, require us to pay monetary consumer redress, require us to revise our marketing materials and require us to accept burdensome injunctions, all of which could harm our business, reputation, financial condition and results of operations. We are also subject to a number of U.S. federal and state laws and regulations that affect companies conducting business on the Internet, including consumer protection regulations that regulate retailers and govern the promotion and sale of merchandise. Many of these laws and regulations are still evolving and being tested in courts, and could be interpreted in ways that could harm our business. These may involve user privacy, data protection, content, intellectual property, distribution, electronic contracts and other communications, competition, protection of minors, consumer protection, telecommunications, product liability, taxation, economic or other trade prohibitions or sanctions and online payment services. In particular, we are subject to federal, state, and local laws regarding privacy and protection of people’s data. Foreign data protection, privacy and other laws and regulations can be more restrictive than those in the U.S. Federal and state laws in the U.S. and foreign laws and regulations are constantly evolving and can be subject to significant change. In addition, the application, interpretation and enforcement of these laws and regulations are often uncertain and may be interpreted and applied inconsistently from country to country and inconsistently with our current policies and practices. The California Consumer Privacy Act (“CCPA”) requires companies that process information on California residents to make new disclosures to consumers about their data collection, use and sharing practices, allows consumers to opt out of the sale of personal information with third parties and prohibits covered businesses from discriminating against California residents (for example, charging more for services) for exercising any of their rights under the CCPA. The law also provides a private right of action and statutory damages for certain data breaches that result in the loss of personal information. The CCPA was amended by the California Privacy Rights Act of 2020 (“CPRA”), and several states have also enacted or approved policy legislation imposing additional data protection obligations on companies doing business in those states, resulting in further complexity. These laws, among other things, give state residents the ability to limit the use of their sensitive information, introduce increased consent and restriction requirements for the processing of personal data of minors, provide for penalties for violations, and establish state enforcement powers (such as those vested in the California Privacy Protection Agency) to implement and enforce these new laws. There are also a number of legislative proposals pending before the United States Congress, additional state legislative bodies and foreign governments concerning privacy and data protection which could affect us. Some observers have noted the growing trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our business, results of operations, and financial condition. If our privacy or data security measures fail to comply with applicable current or future laws and regulations, we may be subject to litigation, regulatory investigations, enforcement notices requiring us to change the way we use personal data or our marketing practices, fines or other liabilities, as well as negative publicity and a potential loss of business. Table of Contents 12

Item 1A. Risk Factors In addition to the other information in this Annual Report on Form 10-K and in other filings we make with the Securities and Exchange Commission, the following risk factors should be carefully considered in evaluating our business as they may have significant impact on our business, operating results and financial condition. If any of the following risks actually occurs, our business, financial condition, liquidity and results of operations and our future prospects could be materially and adversely affected. Because of the following factors, as well as other variables affecting our operating results, past financial performance should not be considered as a reliable indicator of future performance and investors should not use historical trends to anticipate results or trends in future periods. Summary of Risk Factors Below is a summary of some of the material factors that make an investment in our securities speculative or risky. Importantly, this summary does not address all of the risks and uncertainties that we face. The risk factors summarized are qualified in their entirety by those more complete discussions of such risks and uncertainties that follow. You should consider carefully the risks and uncertainties described in this Part 1, Item 1A, “Risk Factors” in this Annual Report on Form 10-K as part of your evaluation of an investment in our securities. Risks Related to Our Business • We rely on consumer discretionary spending, which may be adversely affected by macroeconomic conditions. • Advertising inaccuracies or product mislabeling may have an adverse effect on our business. • Our revenue has declined for three consecutive years. If we are unable to achieve profitable growth in the future, our business could be adversely affected. • Disruptions as a result of our outsourcing our ecommerce platform to third-party service providers could adversely affect our business, financial condition and results of operations. • Our quarterly operating results fluctuate, which could cause our stock price to decline. • We have incurred significant losses since inception, we expect to incur losses in the future, and we may not be able to generate sufficient revenue to achieve and maintain profitability. • We may require additional financing, which may not be available. Failure to obtain this necessary capital when needed could adversely impact us. • We may not be able to compete successfully. • We must find sustainable solutions that support our brand and long-term growth. • If we fail to cost-effectively acquire new customers or retain our existing customers, our business could be adversely affected. • Our reduction in advertising and marketing spending to achieve profitability may adversely affect our brand awareness. • Our brand and reputation may be diminished due to real or perceived quality, safety, efficacy or environmental impact issues with our products. • Failure to introduce new products that meet the expectations of our customers may adversely affect us. • Unfavorable changes in or failure by us to comply with government regulation of the Internet and ecommerce could have an adverse effect on our business. • We may become subject to product liability claims, which could materially harm our business and liquidity. • We are subject to a number of laws and regulations, which could impact our business. • We may pursue acquisitions to expand our business, and if any of those acquisitions are unsuccessful, our business may be harmed. • We may experience damage or destruction to our distribution centers, which may harm our business. • We are dependent on our management team, and the loss of one or more key employees could harm our business. • Our corporate cost-cutting initiatives and headcount reductions could disrupt our business and may not achieve our objectives. • Labor-related matters, including labor disputes, may adversely affect our operations. • Our business, including our costs and supply chain, is subject to risks associated with outsourcing, manufacturing, warehousing, distribution, infrastructure and logistics to third-party providers, and the loss of any of our key suppliers or logistical service providers could negatively impact our business. • Shipping is a critical part of our business and any changes in our shipping arrangements or any interruptions in shipping could adversely affect our operating results. • Risks associated with the outsourcing of our customer interface platform, fulfillment process and other technology-related functions could materially and adversely affect our business. Table of Contents 13

• We are subject to risks related to online payment methods, including third-party payment processing-related risks. • We may be unable to adequately obtain, maintain, protect, defend and enforce our intellectual property rights. • We rely on trademark, copyright, and patent law, trade secret protection, and confidentiality and/or license agreements with our employees, customers, and others to protect our proprietary rights. • We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers. • Indemnity provisions in various agreements to which we are party potentially expose us to substantial liability for infringement, misappropriation or other violation of intellectual property rights. • We must successfully maintain, scale and upgrade our information technology systems, and our failure to do so could have an adverse effect on our business. • If we (or our vendors) are unable to protect against or adequately respond to mitigate the impacts of a service interruption, data corruption, or cybersecurity attack, our operations could be disrupted, our reputation may be harmed and we could face significant costs to remediate the incident and defend against claims by business partners, customers, or regulators. • We use open source software in our platform, which may subject us to additional risks and harm our intellectual property. • The actual or perceived failure by us or our vendors to comply with applicable privacy and data protection laws, regulations or industry standards could have an adverse effect on our business, financial condition, results of operations and prospects. • Changes in existing laws or regulations or related official guidance, or the adoption of new laws or regulations or guidance, including the implementation of tariffs, may increase our costs and otherwise adversely affect our business, financial condition, results of operations and prospects. • Failure by our network of ecommerce partners, suppliers or manufacturers to comply with laws and regulations, or with the specifications and requirements of our products, may adversely affect our business. • Our status as a public benefit corporation and a Certified B Corporation may not result in anticipated benefits. • As a public benefit corporation, our duty to balance a variety of interests may result in actions that do not maximize stockholder value. • As a public benefit corporation, we may be subject to increased derivative litigation concerning our duty to balance stockholder and public benefit interests, the occurrence of which may have an adverse impact on our financial condition and results of operations. • We and our directors and executive officers may be subject to litigation. Risks Related to Ownership of Our Securities • The price of our Class A Common Stock and warrants may be volatile. • Warrants are or may become exercisable for shares of our common stock, and additional shares of our common stock may become issuable, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders. • The Public Warrants may never be in the money, and they may expire worthless and the terms of the Public Warrants may be amended in a manner adverse to a holder if holders of at least 65% of the then-outstanding public warrants approve of such amendment. • We may redeem unexpired Public Warrants prior to their exercise at a time that is disadvantageous to holders of the Public Warrants, thereby making the Public Warrants worthless. • Our taking advantage of certain exemptions from disclosure requirements available to “emerging growth companies” under the Securities Act of 1933, as amended, could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies. • We may incur debt or assume contingent or other liabilities or dilute our stockholders in connection with acquisitions or strategic alliances. • Future sales, or the perception of future sales, by us or our stockholders in the public market could cause the market price for our Class A Common Stock to decline. • The NYSE may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions. • We have no current plans to pay cash dividends on our Class A Common Stock for the foreseeable future, and holders of our Class A Common Stock may not receive any return on their investment. • The Series A Preferred Stock and Series A′ Preferred Stock contains rights, preferences and privileges that may limit our business flexibility or reduce the value of our Class A Common Stock Table of Contents 14

• Covenants and other provisions in our loan agreements restrict our business and operations, and if we do not effectively manage our covenants, our financial conditions and results of operations could be adversely affected. In addition, our operations may not provide sufficient cash to meet the repayment obligations of our debt. • If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline. • We face significant expenses and administrative burdens as a public company, which could have an adverse effect on our business, financial condition and results of operations. • If we are unable to maintain effective internal control over financial reporting, investors may lose confidence in the accuracy of our reported financial information and this may lead to a decline in our stock price. • Delaware law and our governing documents contain certain provisions, including anti-takeover provisions, that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable. • Our Certificate of Incorporation, as amended, designates a state or federal court located within the State of Delaware as the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, stockholders, employees, or agents. Risks Related to Our Business We rely on consumer discretionary spending, which may be adversely affected by economic downturns and other macroeconomic conditions or trends. Our business depends on consumer discretionary spending. Some of the factors that may negatively influence consumer spending include high levels of unemployment; higher consumer debt levels; reductions in net worth, declines in asset values, and related market uncertainty; home foreclosures and reductions in home values; fluctuating interest rates and credit availability; fluctuating fuel and other energy costs; tariffs, fluctuating commodity prices; the rate of inflation and general uncertainty regarding the overall future political and economic environment. Furthermore, any increases in consumer discretionary spending during times of crisis may be temporary, such as those related to government stimulus programs or remote-work environments, and consumer spending may decrease when those programs or circumstances end. In addition, economic conditions in certain regions may be affected by natural disasters, such as hurricanes, tropical storms, earthquakes, and wildfires; other public health crises; and other major unforeseen events. Consumer purchases of discretionary items, including the merchandise that we offer, generally decline during recessionary periods or periods of economic uncertainty, when disposable income is reduced or when there is a reduction in consumer confidence. Any decline in consumer discretionary spending could negatively impact our revenue, which could have a material adverse effect on our business, financial condition and results of operations. Advertising inaccuracies or product mislabeling may have an adverse effect on our business by exposing us to lawsuits, product recalls or regulatory enforcement actions, increasing our operating costs and reducing demand for our product offerings. Many products that we sell are labeled and advertised with claims as to their origin, ingredients or health, wellness, environmental or other benefits, including, by way of example, the use of the term “natural”, “organic”, “clean”, or “sustainable”, or similar synonyms or implied statements relating to such benefits. Grove’s brand as a whole is marketed using similar environmental language. The Federal Trade Commission’s (“FTC”) Guides For The Use Of Environmental Marketing Claims, or the “Green Guides,” provide guidance on how to use environmental marketing claims, provide specific guidance for certain terms (e.g. “recyclable”), and recommend against using unqualified statements about environmental benefits such as “eco-friendly”. The Food and Drug Administration (“FDA”) and the U.S. Department of Agriculture (“USDA”) each have issued statements regarding the appropriate use of the word “natural,” but there is no single, U.S. government regulated definition of the term “natural” for use in the consumer and personal care industry. This is also true for many other claims common in the clean conscious product industry. Consumer class actions, actions from industry groups such as the National Advertising Division of the Better Business Bureau, and public enforcement actions have been brought against numerous companies that market “natural,” “sustainable,” or other ecologically conscious products or ingredients, asserting false, misleading and deceptive advertising and labeling claims. These suits often identify ingredients or components of a product for which certain marketing claims may not be fully accurate, and claim that their presence in the product renders the statements false and deceptive. For example, some actions concerning “natural” claims have focused on the presence of genetically modified and/or synthetic ingredients or components in products, including synthetic forms of otherwise natural ingredients. Table of Contents 15

Many of our products are subject to regulatory enforcement: • The FDA regulates product labels and other product claims for the consumer products subject to its jurisdiction and has the authority to challenge product labels and claims that it believes are non-compliant or false or misleading, through the use of a variety of enforcement tools (e.g., Warning Letters, untitled letters, and seizure actions). In limited circumstances, the FDA has taken regulatory action against products labeled “natural” but that nonetheless contain synthetic ingredients or components. • The FTC has the authority to challenge claims made in product advertising and requires that such claims are adequately substantiated prior to use. The FTC similarly has enforcement tools that it uses to challenge advertising claims that it deems non-compliant with the law. • The USDA enforces federal standards for organic production and use of the term “organic” on product labeling. These laws prohibit a company from selling or labeling products as organic unless they are produced and handled in accordance with the applicable federal law. Failure to comply with these requirements may subject us to liability or regulatory enforcement. Consumers may also pursue state law claims challenging use of the organic label as being intentionally mislabeled or misleading or deceptive to consumers. • In addition, certain products, including the disinfectant products, we sell may require approval from and registration with the EPA and state regulatory agencies prior to sale. Products that expressly or impliedly claim to control microorganisms that pose a threat to human health may be subject by additional regulatory scrutiny and need to be supported by additional efficacy data. Should we advertise or market these regulated products with claims that are not permitted by the terms of their registration or are otherwise false or misleading, the EPA and states may be authorized to take enforcement action to prevent the sale or distribution of disinfectant products. State and local enforcers also have the authority to prosecute false advertising cases, including relating to environmental marketing claims. Current and potential competitors may make similar claims, which may result in litigation and inquiries from state and federal regulators and governments. Should we become subject to actions regarding our branding or product marketing, consumers may avoid purchasing products from us or seek alternatives, even if the basis for the claim is unfounded. Moreover, any regulatory or government enforcement actions may trigger class action lawsuits under state consumer protection laws. Adverse publicity about these matters may discourage consumers from buying our products. The cost of defending against any such claims could be significant and we may incur substantial costs remediating product claims in labeling and advertising if we are unsuccessful in defending such actions. Any loss of confidence on the part of consumers in the truthfulness of our labeling, advertising or ingredient claims would be difficult and costly to overcome and may significantly reduce our brand value. Any of these events could adversely affect our reputation and brand and decrease our sales, which could have an adverse effect on our business, financial condition, results of operations and prospects. False or misleading marketing claims concerning a product’s registration or its efficacy may also create the risk for challenges under federal or state law. Table of Contents 16

In recent years we have seen substantial declines in our revenues and business operations, particularly as we have shifted our operating strategy in an effort to become Adjusted EBITDA profitable. If we are unable to achieve profitable growth in the future, our business prospects and our stock price could be adversely affected. Beginning in 2022, we have experienced sequential declines in revenues. In response to these business declines and in an effort to stabilize our business, we have undertaken a series of measures to cut our operating expenses and achieve Adjusted EBITDA profitability. These changes in our business model have placed significant demands on our management, financial, operational, technological and other resources. Our ability to achieve profitable growth in the future depends on a number of factors, including our ability to increase awareness of our brand and successfully compete with other companies; price our products effectively so that we are able to attract new consumers and expand sales to our existing consumers; continue to innovate and introduce new products; maintain and improve our technology platform supporting our ecommerce business; expand our supplier and fulfillment capacities; drive operational efficiency; and maintain quality control over our product offerings. These challenges have been compounded by recent trends in the macroeconomic environment, with tariffs, increased inflationary pressure on consumer spending, increased interest rates and reduced access to capital constraining liquidity, all of which may cause us to reduce spending in areas that historically drive growth and which could materially and adversely affect our business. Any investments that we make may not result in the growth of our business. Even if our investments do result in the growth of our business, if we do not effectively manage our growth, we may not be able to execute on our business plan, respond to competitive pressures, take advantage of market opportunities, satisfy consumer requirements or maintain high- quality product offerings, any of which could adversely affect our business, financial condition, results of operations and prospects. We are also required to manage numerous relationships with vendors and other third parties, and our operations, vendor base, fulfillment centers, information technology systems or internal controls and procedures may not be adequate to support our operations. If we are unable to manage the growth of our organization effectively, our business, financial condition, results of operations and prospects may be adversely affected. If we are unable to successfully re-ignite growth and achieve sustainable profitability, our business prospects will be materially and adversely affected. We have transitioned the operation of our ecommerce platform to third-party technology service providers, and continued or any new disruption of or interference with the platform or the use of these services would adversely affect our business, financial condition and results of operations. Historically, we have relied on a homegrown ecommerce platform that required ongoing investment to stay current with industry trends and consumer expectations. To, among other anticipated benefits, streamline operations, provide customers with a better shopping experience, free up resources that had been used to maintain standard ecommerce functionality, support brand growth by improving onsite conversion and unlock continuous innovation, we migrated the operation of our legacy platform to third-party technology providers. In effecting the transition, we have experienced and expect to continue experiencing disruptions to platform operations, including user experience, inventory management, fulfillment operations and payment processing, among others. If we continue to experience delays, disruptions or interferences with respect to significant aspects of the new ecommerce platform and related services, our business and results of operations may be materially and adversely affected. Our transition to third-party ecommerce platform, and related technology, service providers comes with our inability to exercise control over their operations, priorities and other matters, which increases our vulnerability to problems with the services. The failure of our third-party commerce platform providers to meet our capacity and other requirements could result in interruption in the availability or functionality of our website and mobile applications, which would adversely affect our business and results of operations. We have in the past and could in the future experience disruptions or interference with the use of the third-party ecommerce platform and related services. If our customers are unable to purchase products within a reasonable amount of time or at all, then our business, financial condition and results of operations could be adversely affected. In some instances, we may not be able to identify the cause or causes of these performance problems within a period of time acceptable to our customers. Any of the above circumstances or events may possibly cause customers to stop purchasing our products, impair our ability to increase revenue from existing customers, impair our ability to grow our customer base and otherwise harm our business, financial condition and results of operations. Table of Contents 17

Our quarterly operating results fluctuate, which could cause our stock price to decline. Our quarterly operating results fluctuate for a variety of reasons, many of which are beyond our control. Our revenue could fluctuate for a variety of reasons, including the seasonality of market transactions; our success in attracting new and maintaining relationships with existing ecommerce partners; our success in executing on our strategy and the impact of any changes in our strategy; the timing and success of product launches, including new products that we may introduce; the success of our marketing efforts; general market conditions; disruptions or defects in our technology platform, such as privacy or data security breaches, errors in our software or other incidents that impact the availability, reliability, or performance of our platform; the impact of competitive developments and our response to those developments; supply chain issues; and our ability to recruit and retain employees. Fluctuations in our quarterly operating results may cause those results to fall below our financial guidance or other projections, or the expectations of analysts or investors, which could cause the price of our common stock to decline. Fluctuations in our results could also cause other problems, including, for example, analysts or investors changing their models for valuing our common stock. We could experience short-term liquidity issues, our ability to retain or attract key personnel may diminish, and other unanticipated issues may arise. We believe that our quarterly operating results may vary in the future and that period-to-period comparisons of our operating results may not be meaningful. Any seasonal effects may change or become more pronounced over time, which could also cause our operating results to fluctuate. You should not rely on the results of any given quarter or period as an indication of future performance. We have incurred significant losses since inception, we expect to incur losses in the future, and we may not be able to generate sufficient revenue to achieve and maintain profitability. We have incurred significant losses since our inception. For the years ended December 31, 2025 and 2024 we incurred net losses of $11.7 million and $27.4 million, respectively. As of December 31, 2025, we had an accumulated deficit of $660.2 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future. We may not succeed in increasing our revenues in a manner that will be sufficient to offset these expenses. Any failure to increase our revenues as we implement initiatives to grow our business could prevent us from achieving profitability. We may not achieve profitability on a quarterly or annual basis. If we are unable to address these risks and difficulties as we encounter them, our business, financial condition and results of operations may suffer. We may require additional financing, and a failure to obtain this necessary capital when needed could force us to delay, limit, or reduce our investments in advertising and other strategic initiatives planned for future growth. We expect to continue to incur significant expenses for the foreseeable future. We believe that our existing cash and cash equivalents will be sufficient to fund our planned operations for at least the next 12 months. However, the terms of our debt facility and our longer term operating plan will require us to obtain additional financing. In July 2022, we entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, Ltd. (“Yorkville”), whereby we have the right, but not the obligation, to sell to Yorkville up to $100.0 million of our shares of common stock from time to time over an original term of 36 months, subject to certain conditions. On July 8, 2025, the Company and Yorkville amended the SEPA (the “Amended SEPA”) to extend the term to August 1, 2027 and amend the purchase price of any shares sold under the Amended SEPA. The shares of our common stock that may be issued under the Amended SEPA may be sold by us to Yorkville at our discretion from time to time and sales of our common stock under the Amended SEPA will depend upon market conditions and other factors. Additionally, in no event may we sell more than 6,511,532 shares of our common stock to Yorkville under the Amended SEPA, which number of shares is equal to 19.99% of the shares of the Company's common stock outstanding immediately prior to the execution of the Amended SEPA (the “Exchange Cap”), unless we obtain stockholder approval to issue shares of common stock in excess of the Exchange Cap in accordance with applicable NYSE rules or comply with certain other requirements as described in the Amended SEPA. As a result, unless our stock price exceeds $15.33, we will be unable to sell the full $100.0 million commitment to Yorkville without seeking stockholder approval to issue additional shares in excess of the Exchange Cap. Under the Amended SEPA, the purchase price per share for Class A common stock will be the lowest daily volume weighted average price (“VWAP”) of the Company’s Class A common stock over the Pricing Period, as defined by the agreement, less a discount of 2.45%. As of February 27, 2026, under the terms of the Amended SEPA we would be permitted to raise gross proceeds of approximately $8.8 million, although the amount we could actually raise is based on the market price of our Table of Contents 18 stock and historical trading volume. We may ultimately decide to sell all or some of the shares of our common stock that may be available for us to sell pursuant to the Amended SEPA. Because the purchase price per share to be paid by Yorkville for the shares of common stock that we may elect to sell under the Amended SEPA will fluctuate based on the market prices of our common stock during the applicable pricing period for each of those sales, it is not possible for us to predict, as of the date of this report and prior to any such sales, the number of shares of common stock that we will sell under the Amended SEPA, the purchase price per share or the aggregate gross proceeds that we will receive from those purchases under the Amended SEPA. Further, the resale by Yorkville of a significant amount of shares at any given time, or the perception that these sales may occur, could cause the market price of our common stock to decline and to be highly volatile. While we may opportunistically seek access to additional funds by utilizing the Amended SEPA, through additional public or private equity offerings or debt financings, through partnering or other strategic arrangements, or a combination of the foregoing, additional funds may not be available when we need them on terms that are acceptable to us, or at all. To the extent that we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. Debt financing arrangements may require us to pledge certain assets or enter into covenants that could restrict our operations or our ability to pay dividends or other distributions on our common stock or incur further indebtedness. Our ability to raise additional capital may be adversely impacted by potential worsening global economic conditions and the recent disruptions to and volatility in the credit and financial markets in the United States and worldwide, including the trading price of common stock. If adequate funds are not available to us on a timely basis, we may be required to delay, limit, reduce our investments in advertising and other strategic initiatives planned for future growth, which could have a material adverse effect on our business, results of operations, financial condition, and prospects. We may not be able to compete successfully. The markets in which we compete are evolving rapidly and intensely competitive, and we face a broad array of competitors from many different industry sectors. Our business includes a variety of product types and delivery channels. Our current and potential competitors include: (1) companies that sell household and personal care products online and in physical stores; (2) physical, ecommerce, and omnichannel retailers, vendors, distributors, and manufacturers of the products we offer and sell to consumers; and (3) web search engines, comparison shopping websites, social networks, and other online and app-based means of discovering, using, or acquiring goods, either directly or in collaboration with other retailers. We compete based on various product attributes, including sustainability, price, and quality. We compete with producers of household and personal care products and ecommerce and traditional sales outlets for these products. Some of our competitors are also our partners and we distribute their products. Some of our current and potential competitors have longer operating histories, larger fulfillment infrastructures, better established wholesale and retail distribution networks, faster shipping times, lower-cost shipping, lower operating costs, larger customer bases, and greater control over inputs critical to our business such as financial, marketing, institutional and other resources. They may secure better terms from suppliers, adopt more aggressive pricing, pursue restrictive distribution agreements that restrict our access to supply, direct consumers to their own offerings instead of ours, and devote more resources to research and development, technology, infrastructure, fulfillment, and marketing and develop products or services that are similar to ours or that achieve greater market acceptance. The Internet facilitates competitive entry and comparison shopping, which enhances the ability of new, smaller, or lesser-known businesses to compete against us. Our business is subject to rapid change, the development of new business models and the entry of new and well-funded competitors. Other companies also may enter into business combinations or alliances that strengthen their competitive positions. Competition may adversely affect our business, operating results and financial condition. Table of Contents 19

Competition in the natural, sustainable and wellness consumer products markets presents an ongoing threat to the success of our business. The number of companies entering the natural, sustainable, and wellness consumer products markets with offerings similar to ours continues to increase. We believe that our ability to compete depends upon many factors both within and beyond our control, including the size of our customer base; the timing and market acceptance of products, including the developments and enhancements to those products and services that we or our competitors offer; customer service and support efforts, selling and marketing efforts, ease of use, performance, price and reliability of the products and services that we and our competitors develop, and our brand strength relative to our competitors. Some of our current and potential competitors have longer operating histories and greater financial, technical, marketing and other resources than we do. These factors may allow our competitors to respond more quickly or efficiently than we can to new or emerging technologies. These competitors may engage in more extensive research and development efforts, undertake more far- reaching marketing campaigns and adopt more aggressive pricing policies, which may allow them to build larger customer bases than ours or greater market acceptance than us. We must find sustainable solutions that support our brand and long-term growth. We are committed to making meaningful gains throughout our business practices as it relates to sustainability. In the current landscape of diminishing resources amidst dramatically increasing demand for these resources, it is critical we adopt more sustainable business practices through product innovation and sustainable sourcing. To succeed, we are dependent on the efforts of partners and various certification bodies. Our failure to continuously adopt leading sustainable business practices could limit business growth and profit potential, and damage our corporate reputation. If we fail to cost-effectively acquire new consumers or retain our existing consumers, our business could be adversely affected. Our success depends on our ability to attract new customers and engage existing customers cost-effectively. To acquire and engage customers, we must, among other things, promote and sustain our platform and provide high-quality products, user experiences, and customer service. If customers do not perceive our ecommerce service or products to be reliable, sustainable and of high quality, if we fail to introduce new and improved products and services, or if we introduce new products or services that are not favorably received by the market, we may not be able to attract or retain customers. We have historically acquired a significant number of our customers through digital advertising on social media channels owned by Meta and Alphabet that may, along with other social media platforms we may engage, terminate their agreements with us at any time or introduce factors beyond our control, such as adjustments to algorithms that may decrease user engagement or negatively affect our ability to reach a broad audience; increase pricing; and change their policies which may have the effect of negatively impacting advertising through these channels, all of which could impact our ability to attract new customers. Customer acquisition costs may fluctuate and rise on the channels that have been successful for us historically and on new channels that we are introducing. Rising costs may limit our ability to expand or maintain our acquisition efforts which could negatively affect our results of operations. Changes to our DTC business designed to attract new customers and retain existing customers, including, but not limited to, expanded shopping personalization, non-subscription options, and user generated and editorial content may not perform as well as our historical DTC platform which could negatively impact our results of operations. We recently updated our ecommerce experience to remove gated access and default subscriptions. We also later transitioned the operation of our ecommerce platform to third parties. Our implementation of these changes resulted in a decline in the number of orders and our revenue as a result of ecommerce experience and other issues. We have made improvements in the customer experience on our platform after these implementations and intend to make additional changes. Our efforts to improve the performance of our ecommerce platform may not be successful and we may continue to have increased difficulty in acquiring customers cost-effectively. As a result, our business, operating results and financial condition will be further harmed. Other factors may reduce our ability to acquire, maintain and further engage with customers, including the effectiveness of our marketing efforts and other expenditures we make to continue to acquire new customers and maintain and increase engagement with existing customers; system updates to app stores and advertising platforms; changes in Table of Contents 20 search algorithms by search engines; the development of new search engines or social media sites that reduce traffic on existing search engines and social media sites; and changes in consumer behavior. Moreover, consumer preferences may change, and customers may not purchase through our marketplace as frequently or spend as much with us as historically has been the case. As a result of these potential changes, the revenue generated from customer transactions may not be as high as revenue generated from transactions historically. Maintaining consumer awareness of our brand, building brand loyalty and generating interest in our products requires substantial spending on advertising and marketing, and our reduction in this spending to achieve profitability may adversely affect our brand awareness. To remain competitive, expand and keep market share for our products across our various channels, we need to devote substantial resources to marketing and advertising. Our reduction in advertising and promotional expenditures to achieve profitability in recent years may harm our brand’s market position. We are engaging with web-based streaming services and adopting new marketing and advertising strategies in efforts to improve efficiency of our marketing spend, but these efforts may not prove successful. Any increase in our marketing and advertising efforts may not maintain our current reputation, lead to increased brand awareness, or attract new customers. If we are unable to maintain and promote a favorable perception of our brand and products on a cost-effective basis, our business, financial condition, results of operations and prospects could be adversely affected. Our brand and reputation may be diminished due to real or perceived quality, safety, efficacy or environmental impact issues with our products, which could have an adverse effect on our business, financial condition, results of operations and prospects. We believe our consumers rely on us to provide them with clean, sustainable, well-designed, and effective products. Any loss of confidence on the part of consumers in our products or the ingredients used in our products, whether related to actual or perceived product contamination, product safety or quality failures, environmental impacts, or inclusion of prohibited ingredients, or ingredients that are perceived to be “toxic,” could tarnish the image of our brand and could cause consumers to choose other products. Allegations of contamination or other adverse effects on product safety, efficacy or suitability for use by a particular consumer or on the environment, even if untrue, may require us to expend significant time and resources responding to such allegations and could, from time to time, result in a recall of a product from any or all of the markets in which the affected product was distributed. Any such issues or recalls could negatively affect our ability to achieve or maintain profitability and brand image. If our products are found to be, or perceived to be, defective or unsafe, or if they otherwise fail to meet our consumers’ expectations, our relationships with consumers could suffer, the appeal of our brand could be diminished, we may need to recall some of our products and/or become subject to regulatory action, and we could lose sales or market share or become subject to boycotts or liability claims. In addition, safety or other defects in our competitors’ products or products using the Grove name in other consumer categories, could reduce consumer confidence in or demand for our own products if consumers view them to be similar. Any such adverse effect could be exacerbated by our market positioning as a purveyor of clean, sustainable, well-designed, and effective products and may significantly reduce our brand value. Issues regarding the safety, efficacy, quality or environmental impact of any of our products, regardless of the cause, may have an adverse effect on our brand, reputation and operating results. Further, our customers may engage with us online through social media platforms by providing feedback and public commentary about all aspects of our business. Information concerning us, whether accurate or not, may be posted on social media platforms at any time and may have a disproportionately adverse impact on our brand, reputation, or business. The harm may be immediate without affording us an opportunity for redress or correction and could have a material adverse effect on our business, results of operations, financial condition, and prospects. Failure to introduce new products that meet the expectations of our customers may adversely affect our ability to continue to grow. We have a limited history introducing new products and services to our customers. New potential products and services may fail at any stage of development or commercialization, including after launch, and if we determine that any of our current or future products are unlikely to succeed, we may abandon them without any return on our investment. In addition, any unsuccessful effort may adversely affect our brand and reputation. If our efforts to attract new customers and Table of Contents 21 engage existing customers with new and enhanced products are unsuccessful or if such efforts are more costly than we expect, our business may be harmed and our potential for growth may be impaired. Government regulation of the Internet and ecommerce is evolving, and unfavorable changes or failure by us to comply with these regulations could have an adverse effect on our business, financial condition, results of operations and prospects. We are subject to general business regulations and laws as well as regulations and laws specifically governing the Internet and ecommerce, including consumer protection regulations that regulate retailers and govern the promotion and sale of merchandise. Existing and future regulations and laws could impede the growth of the Internet, ecommerce or mobile commerce, which could in turn adversely affect our growth. These regulations and laws may involve taxes, tariffs, privacy and data security, anti-spam, content protection, electronic contracts and communications, consumer protection, sales practices, subscription programs and Internet neutrality. For example, the current presidential administration’s implementation of tariffs could negatively impact us if the tariff applies to goods we source or manufacture in other countries. For example, we have manufacturing relationships in China, Mexico and Canada. It is possible that general business regulations and laws, or those specifically governing the Internet or ecommerce, may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another and may conflict with other rules or our practices. We cannot be sure that our practices have complied, comply or will comply fully with all such laws and regulations. Any failure, or perceived failure, by us to comply with any of these laws or regulations could result in damage to our reputation, a loss in business and proceedings or actions against us by governmental entities, customers, suppliers or others. Any such proceeding or action could hurt our reputation, force us to spend significant amounts in defense of these proceedings, distract our management, increase our costs of doing business, decrease the use of our website and mobile applications by customers and suppliers and may result in the imposition of monetary liabilities and burdensome injunctions that could, for example, require changes to our business practices. We may also be contractually liable to indemnify and hold harmless third parties from the costs or consequences of noncompliance with any such laws or regulations. As a result, adverse developments with respect to these laws and regulations could have an adverse effect on our business, financial condition, results of operations and prospects. We may become subject to product liability claims, which could materially harm our reputation, financial condition, and liquidity if we are not able to successfully defend or insure against such claims. Selling consumer product goods and personal care products involves inherent legal and other risks, and there is increasing governmental scrutiny of, and public awareness regarding, product safety. Such products are highly regulated by numerous government agencies. Some of the products we sell or manufacture expose us to product liability claims relating to personal injury or illness, death, or environmental or property damage, and can require product recalls or other actions. Third parties who sell products using our services also expose us to product liability claims. Our liability insurance coverage may not be adequate for liabilities actually incurred or that insurance will continue to be available to us on economically reasonable terms, or at all. In addition, some of our agreements with our vendors and sellers do not indemnify us from product liability. Adverse reactions, including illnesses, injury or death related to ingredients, allergens, or foreign material contamination in our products or other product safety incidents or efficacy failures with our products, or involving our suppliers, could result in the disruption or discontinuance of sales of these products or our relationships with such suppliers, or otherwise result in increased operating costs, regulatory enforcement actions (e.g., seizure), and harm to our reputation. Shipment of adulterated, misbranded or expired products, even if inadvertent or the fault of a third-party supplier, can result in criminal or civil liability. Such incidents could also expose us to product liability, negligence or other lawsuits, including consumer class action lawsuits. Any claims brought against us may exceed or be outside the scope of our existing or future insurance policy coverage or limits. Any judgment against us that is more than our policy limits or not covered by our policies or not subject to insurance would have to be paid from our cash reserves, which would reduce our capital resources. The occurrence of adverse reactions, ineffectiveness or other safety incidents associated with our products could also adversely affect the price and availability of affected ingredients or products, resulting in higher costs, disruptions in supply and a reduction in our sales. Furthermore, any safety, contamination, defects, or regulatory noncompliance issues, whether or not caused by our actions, could compel us, our suppliers or our consumers, depending on the circumstances, to conduct a recall in accordance with requests from the FDA, the CPSC, the USDA, the EPA or other federal, state or local authorities. Product recalls could result in significant losses due to their costs, the destruction of product inventory, lost sales due to the unavailability of the product for a period of time and potential loss of existing - ecommerce partners or Table of Contents 22 consumers, negative publicity and a potential negative impact on our ability to attract new consumers due to negative consumer experiences or because of an adverse impact on our brand and reputation. The costs of a recall could be outside the scope of our existing or future insurance policy coverage or limits. Companies that sell consumer and personal care products have also been subject to targeted, large-scale tampering as well as to opportunistic, individual product tampering, and we, like any such company, could be a target for product tampering. Forms of tampering could include the introduction of foreign material, chemical contaminants and pathological organisms into products, as well as product substitution. Governmental regulations require companies like us to analyze, prepare and implement mitigation strategies specifically to address tampering designed to inflict widespread public health harm. If we do not adequately address the possibility, or any actual instance, of product tampering, we could face possible seizure or recall of our products and the imposition of civil or criminal sanctions, which could have an adverse effect on our business, financial condition, results of operations and prospects. We are subject to a number of other laws and regulations, which could impact our business. We are subject to a broad range of federal, state, local, and foreign laws and regulations intended to protect public and worker health and safety, natural resources, the environment and consumers. Our operations are subject to regulation by the Occupational Safety and Health Administration, the FDA, the CPSC, the USDA, the FTC, EPA, and by various other federal, state, local and foreign authorities regarding the manufacture, processing, packaging, storage, sale, order fulfillment, advertising, labeling, import and export of our products. In addition, we and our manufacturing partners are subject to additional regulatory requirements, including environmental, health and safety laws and regulations administered by the EPA, state, local and foreign environmental, health and safety legislative and regulatory authorities and the National Labor Relations Board, covering such areas as discharges and emissions to air and water, the use, management, disposal and remediation of, and human exposure to, hazardous materials and wastes, and public and worker health and safety, and Current Good Manufacturing Practice requirements, or GMPs, enforced by the FDA. In addition, as the provider of products with a subscription-based element, a variety of laws and regulations govern the ability of users to cancel subscriptions and auto-payment renewals. California’s automatic renewal law in particular has been the basis for both consumer class actions and government enforcement. Violations of or liability under any of these laws and regulations may result in administrative, civil or criminal fines, penalties or sanctions against us, revocation or modification of applicable permits, licenses or authorizations, environmental, health and safety investigations or remedial activities, voluntary or involuntary product recalls, warning or untitled letters or cease and desist orders against operations that are not in compliance, among other things. Such laws and regulations generally have become more stringent over time and may become more so in the future, and we may incur (directly, or indirectly through our manufacturing partners) material costs to comply with current or future laws and regulations or in any required product recalls. For example, in the last few years, California, New York, Illinois, Delaware, and Colorado all enacted more robust requirements regulating subscription programs. Liabilities under, and/or costs of compliance, and the impacts on us of any non-compliance, with or investigations under any such laws and regulations could have a material adverse effect on our business, financial condition, results of operations and prospects. For example, the Consumer Protection Division of the Santa Clara County District Attorney’s Office, in conjunction with other county and city prosecutors, is currently investigating our automatic subscription renewal practices. Addressing concerns raised in the investigation has resulted in significant changes to our DTC business model, and the liability resulting from finally resolving their investigation could be material. We may be subject to future claims under auto-payment renewal laws and regulations that could have a material adverse effect on our business. In addition, changes in the laws and regulations to which we are subject, or in the prevailing interpretations of such laws and regulations by courts and enforcement authorities, could impose significant limitations and require changes to our business, which may increase our compliance expenses, make our business more costly and less efficient to conduct, and compromise our growth strategy, which could have an adverse effect on our business, financial condition, results of operations and prospects. Table of Contents 23

Our products are also subject to state laws and regulations, such as California’s Proposition 65 (“Prop 65”), which requires a specific warning on any product that causes an exposure to a substance listed by the State of California as known to cause cancer, birth defects or other reproductive harm, unless the exposure is below the warning level. We have in the past been subject to lawsuits brought under Prop 65, and if we fail to comply with Prop 65 in the future, it may result in lawsuits and regulatory enforcement that could have a material adverse effect on our reputation, business, financial condition, results of operations and prospects. Further, the inclusion of warnings on our products to comply with Prop 65 could also reduce overall consumption of our products or leave consumers with the perception (whether or not valid) that our products do not meet their health and wellness needs, all of which could adversely affect our reputation, business, financial condition, results of operations and prospects. Our business of selling dietary supplements and human and pet foods are subject to laws and regulations that govern the warehousing of such products. Complying with these laws and regulations increases the cost of our selling these products. If we are not able to maintain an acceptable cost or if we are found not to be in compliance with these laws and regulations, our business, operating results, and financial condition may be harmed. We have pursued and may in the future pursue acquisitions to expand our business, and if any of those acquisitions are unsuccessful, our business may be harmed. Our strategy has included and may in the future include the expansion of our business through the acquisition of other businesses, products or technologies, or through strategic alliances. Acquisitions involve numerous risks, including the possibility that we will pay more than the value we derive from the acquisitions which could result in future non-cash impairment charges, and incremental operating losses; difficulties in integration of the operations, technologies and products of the acquired companies, which may require significant attention of our management that otherwise would be available for the ongoing development of our business; the assumption of certain known and unknown liabilities of the acquired companies; difficulties in retaining key relationships with employees, customers, collaborators, vendors and suppliers of the acquired company; and in the case of acquisitions outside of the jurisdictions where we currently operate, the need to address the particular economic, currency, political, and regulatory risks associated with specific countries, particularly those related to our collection of sensitive data, regulatory approvals, and tax management, which may result in significant additional costs or management overhead for our business. Failure to successfully address any of these or other unforeseen challenges would adversely affect our business. We may experience damage or destruction to our distribution centers, which may harm our business, results of operations and financial condition. Our distribution centers, as well as our headquarters, are located in areas that have a history of natural disasters, including severe weather events, rendering our distribution centers vulnerable to damage. Any large-scale damage, to or catastrophic loss of products stored in our distribution centers due to natural disasters or man-made disasters such as arson, theft, power disruptions, computer viruses, data security breaches or terrorism, could result in the reduction in value of our inventory and a significant disruption in our business. Further, natural disasters such as earthquakes, hurricanes, tornadoes, fires, floods and other adverse weather and climate conditions; unforeseen health crises, such as pandemics and epidemics, political crises, such as terrorist attacks, war and other political instability; or other catastrophic events, could disrupt our operations in any of our offices, our remote workforce and distribution centers. Such events may in the future slow or temporarily halt our operations and harm our business, results of operations and financial condition. We are dependent on our management team, and the loss of one or more key employees or groups could harm our business and prevent us from implementing our business plan in a timely manner. Our success depends substantially upon the continued services of our executive officers and other key members of management, particularly our Chief Executive Officer. From time to time, there may be changes relating to our executive management team and key employees resulting from the hiring or departure of executives and key employees. For example, the employment of our Chief Financial Officer and Chief Technology Officer recently terminated and our board of directors recently appointed an interim Chief Financial Officer who became our Chief Financial Officer in October 2025. We also implemented a reduction in force that resulted in the loss of executives and key employees. Such changes may be disruptive to our business. We do not have employment agreements with any of our executive officers or key management and, therefore, they could terminate their employment with us at any time. We do not maintain key person life insurance policies on any of our employees. The loss of one or more of our key employees or groups could seriously harm our business. Table of Contents 24

Our corporate cost-cutting initiatives and headcount reductions could disrupt our business and may not achieve our objectives. We have undertaken several cost-saving initiatives over the past two years, including most recently a reduction in our corporate workforce of approximately 30% in November 2025 to reduce our sales, general and administrative expenses. The cost-saving initiatives we have taken are intended to decrease expenses and to help us conserve cash. Our cost-saving initiatives may be disruptive to our operations and there is no guarantee that they will achieve the intended benefits. For example, our headcount reductions could result in negative consequences and costs, such as increased difficulties in implementing our business strategy due to the loss of expertise and institutional knowledge, attrition beyond the intended number of employees, and decreased morale among our remaining employees. We may also be unsuccessful in distributing to remaining employees duties and obligations of departing employees that are still important to our business. The reduction in workforce could also make it difficult for us to pursue, or prevent us from pursuing, new opportunities and initiatives or require us to incur additional and unanticipated costs to hire new personnel to pursue such opportunities or initiatives. Moreover, any employee litigation related to the headcount reductions could be costly and prevent management from fully concentrating on the business. In sum, while our cost-saving initiatives are meant to benefit our business, they could negatively impact our business, financial condition and results of operations. Labor-related matters, including labor disputes, may adversely affect our operations. None of our employees are currently represented by a union. If our employees decide to form or affiliate with a union, we cannot predict the negative effects such future organizational activities will have on our business and operations. If we were to become subject to work stoppages, we could experience disruption in our operations, including delays in merchandising operations and shipping, and increases in our labor costs, which could harm our business, results of operations and financial condition. Our business, including our costs and supply chain, is subject to risks associated with sourcing, manufacturing, warehousing, distribution, infrastructure and logistics to third-party providers, some of which are located internationally, and the loss of any of our key suppliers or logistical service providers could negatively impact our business. A significant portion of the products we offer are supplied or manufactured by a limited number of third-party suppliers and manufacturers, and as a result, we may be subject to price fluctuations or supply disruptions. Our operating results would be negatively impacted by increases in the costs of our products, and we have no guarantees that costs will not rise. In addition, as we expand into new categories and product types, we expect that we may not have strong purchasing power in these new areas, which could lead to higher costs than we have historically seen in our current categories. We may not be able to pass increased costs on to consumers, which could adversely affect our operating results. Moreover, in the event of a significant disruption in the supply of the materials used to manufacture the products we offer, we and the vendors that we work with might not be able to locate alternative suppliers of materials of comparable quality at an acceptable price. Furthermore, our reliance on suppliers and manufacturers outside of the United States, many of which are located in China, complicates our efforts to comply with customs duties and excise taxes and any failure to comply could adversely affect our business. It also subjects us to new tariffs that have been implemented, which could cause disruption in our business, increased costs and reduced demand as a result of increased prices. In addition, products and merchandise we receive from manufacturers and suppliers may not be of sufficient quality or free from damage, or such products may be damaged during shipping, while stored in our warehouse fulfillment centers or with third-party ecommerce or retail customers or when returned by consumers. We may incur additional expenses and our reputation could be harmed if consumers believe that our products do not meet their expectations, are not properly labeled or are damaged. Quality control problems could also result in regulatory action, such as FDA Warning Letters, restrictions on importation, product liability litigation, product seizures, products of inferior quality or product stock outages or shortages, harming our sales and creating inventory write-downs for unusable products. We purchase significant amounts of product from a limited number of suppliers with limited supply capabilities. There can be no assurance that our current suppliers will be able to accommodate our demand or continue to supply current quantities at preferential prices. In the past, we have experienced supply shortages of certain goods that have resulted in lost sales. We generally do not maintain long-term supply contracts with any of our suppliers and any of our suppliers could discontinue selling to us at any time. An inability of our existing suppliers to provide materials in a timely or cost- effective manner could impair our growth and have an adverse effect on our business, financial condition, results of operations and prospects. Table of Contents 25

We rely on SaaS technologies from third parties in order to operate critical functions of our business, including financial management services, payment processing, customer relationship management services, website platform services, ecommerce services, email services, supply chain services and data storage services. If these services become unavailable due to extended outages or interruptions or because they are no longer available on commercially reasonable terms or prices or for any other reason, or if we fail to migrate successfully to new services, our expenses could increase, our ability to manage our finances could be interrupted, our processes for managing sales of our offerings and supporting our consumers could be impaired, our ability to communicate with our suppliers could be weakened and our ability to access or save data stored to the cloud may be impaired until equivalent services, if available, are identified, obtained and implemented, all of which could have an adverse effect on our business, financial condition, results of operations and prospects. We utilize cloud services from third-party data center facilities. Any damage to, failure of or interference with cloud services we use, whether as a result of our actions, actions by the third-party data centers, actions by other third parties, or acts of God, could result in interruptions in our cloud service and/or the loss of our or our customers’ data, including personal information. Impairment of, or interruptions in, our cloud services may subject us to claims and litigation and adversely affect our ability to attract new customers. Our business will also be harmed if our customers and potential customers believe our services are unreliable. Additionally, any limitation of the capacity of our data centers could impede our ability to scale, onboard new customers or expand the usage of existing customers, which could adversely affect our business, financial condition and results of operations. Our disaster recovery preparations and data redundancy measures may not be adequate to account for disasters or similar events that may occur in the future and may not effectively permit us to continue operating in the event of any problems with respect to our systems or those of our third-party data centers or any other third-party facilities and our business interruption insurance may not be sufficient to compensate us for the losses that could occur. If any of our key suppliers becomes insolvent, ceases or significantly reduces its operations or experiences financial distress, or if any environmental, economic or other outside factors impact their operations, our operations could be substantially disrupted. If we are unable to identify or enter into distribution relationships with new suppliers or to replace the loss of any of our existing suppliers, we may experience a competitive disadvantage, our business may be disrupted and our business, financial condition, results of operations and prospects could be adversely affected. If our third-party suppliers and manufacturers do not comply with ethical business practices or with applicable laws and regulations, our reputation, business, financial condition, results of operations and prospects could be harmed. We continually seek to expand our base of suppliers, especially as we identify new products that necessitate new or additional materials. We also require our new and existing suppliers to meet our ethical and business partner standards. Suppliers may also have to meet governmental and industry standards and any relevant standards required by our consumers, which may require additional investment and time on behalf of suppliers and us. Our reputation and our consumers’ willingness to purchase our products depend in part on our suppliers’, manufacturers’, and vendor partners’ compliance with ethical employment practices, such as with respect to child labor, wages and benefits, forced labor, discrimination, safe and healthy working conditions, and with all legal and regulatory requirements relating to the conduct of their businesses. We do not exercise control over our suppliers, manufacturers, and vendor partners and cannot guarantee their compliance with ethical and lawful business practices. If our suppliers, manufacturers, or vendor partners fail to comply with applicable laws, regulations, safety codes, employment practices, human rights standards, quality standards, environmental standards, production practices, or other obligations, norms, or ethical standards, our reputation and brand image could be harmed, and we could be exposed to litigation, investigations, enforcement actions, monetary liability, and additional costs that would harm our reputation, business, financial condition, results of operations and prospects. If we or our distribution partners do not successfully optimize, operate and manage our warehouse fulfillment centers, our business, financial condition, results of operations and prospects could be adversely affected. We operate warehouse fulfillment centers located in Reno, Nevada and Elizabethtown, Pennsylvania. . We closed our St. Peters, Missouri location in the second quarter of 2024 to optimize for cost and operational efficiencies. If we do not optimize and operate our warehouse fulfillment centers successfully and efficiently, it could result in excess or insufficient fulfillment capacity, an increase in costs or impairment charges or harm our business in other ways. In addition, Table of Contents 26 if we do not have sufficient fulfillment capacity or experience a problem fulfilling orders in a timely manner, our consumers may experience delays in receiving their purchases, which could harm our reputation and our relationship with our consumers. We have designed and established our own fulfillment center infrastructure, including customizing inventory and package handling software systems, which is tailored to meet the specific needs of our business. If we add fulfillment and warehouse capabilities, add new businesses or categories with different fulfillment requirements or change the mix in products that we sell, our fulfillment network will become increasingly complex and operating it will become more challenging. Shipping is a critical part of our business and any changes in our shipping arrangements or any interruptions in shipping could adversely affect our operating results. We rely on several vendors for our shipping requirements. If we are not able to negotiate acceptable pricing and other terms with these vendors or if they experience performance problems or other difficulties, it could negatively impact our operating results and our consumer experience. Rising shipping costs and the imposition of surcharges from time to time could negatively impact our operating results. In addition, our ability to receive inbound inventory and ship products to consumers and retailers may be negatively affected by inclement weather, fire, flood, power loss, earthquakes, labor disputes, acts of war or terrorism, trade embargoes, customs and tax requirements and similar factors. For example, the invasion of Ukraine by Russia in February 2022 temporarily raised costs related to shipping and our supply chain. We are also subject to risks of damage or loss during delivery by our shipping vendors. If our products are not delivered in a timely fashion or are damaged or lost during delivery, our consumers could become dissatisfied and cease shopping on our site or retailer or third-party ecommerce sites that carry our products, which could have an adverse effect on our business, financial condition, operating results and prospects. Risks associated with the outsourcing of our fulfillment process and other technology-related functions could materially and adversely affect our business, financial condition, and results of operations. We have outsourced portions of our fulfillment process, as well as certain technology-related functions, to third-party service providers. Specifically, we rely on third parties in a number of foreign countries and territories. We are dependent on third-party vendors for credit card processing and use third-party hosting and networking providers to host our sites. The failure of one or more of these entities to provide the expected services on a timely basis, or at all, or at the prices we expect, or the costs and disruption incurred in changing these outsourced functions to be performed under our management and direct control or that of a third party, could have an adverse effect on our business, financial condition, results of operations and prospects. We are not party to long-term contracts with some of our ecommerce partners, and upon expiration of these existing agreements, we may not be able to renegotiate the terms on a commercially reasonable basis, or at all. We are subject to risks related to online payment methods, including third-party payment processing-related risks. We currently accept payments using a variety of methods, including credit card, debit card, and gift cards. As we offer new payment options to consumers, we may be subject to additional regulations, compliance requirements, fraud and other risks. We also rely on third parties to provide payment processing services, and for certain payment methods, we pay interchange and other fees, which may increase over time and raise our operating costs and affect our ability to achieve or maintain profitability. We are also subject to payment card association operating rules and certification requirements, including the Payment Card Industry Data Security Standard, or PCI-DSS, and rules governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for us to comply. If we (or a third party processing payment card transactions on our behalf) suffer a security breach affecting payment card information, we may be subject to lawsuits, have to pay onerous and significant fines, penalties and assessments arising out of the major card brands’ rules and regulations, contractual indemnifications or liability contained in merchant agreements and similar contracts, and we may lose our ability to accept payment cards for payment for our goods and services, any of which could materially impact our operations and financial performance. Furthermore, as our business changes, we may be subject to different rules under existing standards, which may require new assessments that involve costs above what we currently pay for compliance. If we offer new payment options to consumers, including by way of integrating emerging mobile and other payment methods, we may be subject to additional regulations, compliance requirements and fraud. If we fail to comply with the rules or requirements of any provider of a payment method we accept, if the volume of fraud in our transactions limits or terminates our rights to use Table of Contents 27 payment methods we currently accept, or if a data breach occurs relating to our payment systems, we may, among other things, be subject to fines or higher transaction fees and may lose, or face restrictions placed upon, our ability to accept credit card payments from consumers or facilitate other types of online payments. In addition, our customers could lose confidence in certain payment types, which may result in a shift to other payment types or potential changes to our payment systems that may result in higher costs. We receive orders placed with fraudulent data and we may ultimately be held liable for the unauthorized use of a cardholder’s card number and be required by card issuers to pay charge-back fees. Charge-backs result not only in our loss of fees earned with respect to the payment, but also leave us liable for the underlying money transfer amount. If our charge- back rate becomes excessive, card associations also may require us to pay fines or refuse to process our transactions. In addition, we may be subject to additional fraud risk if third-party service providers or our employees fraudulently use consumer information for their own gain or facilitate the fraudulent use of such information. Overall, we may have little recourse if we process a criminally fraudulent transaction. If we fail to adequately control fraudulent credit card transactions, we may face civil liability, diminished public perception of our security measures, and significantly higher credit card-related costs, each of which could harm our business, results of operations and financial condition. We may be unable to adequately obtain, maintain, protect, defend and enforce our intellectual property rights. Our ability to compete effectively is dependent in part upon our ability to obtain, maintain, protect, defend and enforce our intellectual property and other proprietary rights, including our proprietary technology. We establish and protect our intellectual property and proprietary rights, including our proprietary information and technology, through a combination of confidentiality procedures and other contractual provisions, as well as through patent, trademark, copyright, trade secret and other intellectual property laws in the United States and similar laws in certain other jurisdictions. However, the steps we take to obtain, maintain, protect, defend and enforce our intellectual property and proprietary rights may be inadequate. These protections may not be available in all cases or will be adequate to prevent our competitors or other third parties from copying, reverse engineering, accessing or otherwise obtaining and using our technology, intellectual property or proprietary rights or solutions without our permission. We pursue the registration of certain aspects of our intellectual property in the U.S. and other countries. As we apply to register our unregistered trademarks in the U.S. and other countries, our applications may not be allowed for registration in a timely fashion or at all, and our registered trademarks may not be maintained or enforced. In addition, third parties may oppose our trademark and service mark applications or trademark registrations, or otherwise challenge our use of the trademarks and service marks. In certain countries outside of the U.S., trademark registration is required to enforce trademark rights. If we do not secure registrations for our trademarks, we may encounter more difficulty in enforcing them against third parties than we otherwise would. We also may not be able to acquire or maintain appropriate domain names in all countries in which we do business. Furthermore, regulations governing domain names may not protect our trademarks and similar proprietary rights. We may be unable to prevent third parties from acquiring domain names that are similar to, infringe upon, or diminish the value of our intellectual property. Worldwide, we have 21 issued patents and five patent applications pending. We cannot offer any assurances about which, if any, patents will be issued from our applications, the breadth of any such patents, or whether any issued patents will be found invalid and unenforceable or will be threatened by third parties. Any successful opposition to these patents or any other patents owned by or, if applicable in the future, licensed to us could deprive us of rights necessary for the successful commercialization of products that we may develop. Since patent applications in the United States and most other countries are confidential for a period of time after filing, we cannot be certain that we were the first to file on the technologies covered in several of the patent applications related to our technologies or products. Furthermore, a derivation proceeding can be provoked by a third party, or instituted by the U.S. Patent and Trademark Office (USPTO), to determine who was the first to invent any of the subject matter covered by the patent claims of our applications. Enforcement of our intellectual property rights may be difficult and may require considerable resources. We are not always able to discover or determine the extent of any unauthorized use of our intellectual property. Moreover, the steps we take to protect our intellectual property do not always adequately protect our rights or prevent third parties from infringing or misappropriating our proprietary rights. We also cannot be certain that others will not independently develop or otherwise acquire equivalent or superior technology or other intellectual property rights. In addition, any of our intellectual property rights may be challenged or circumvented by others or invalidated or held unenforceable through administrative process or litigation in the U.S. or in foreign jurisdictions. Table of Contents 28

The laws of some foreign countries do not protect intellectual property rights to the same level of protection as the laws of the U.S., and we may encounter difficulties in protecting and defending such rights in foreign jurisdictions. To the extent we expand our international activities, our exposure to unauthorized copying and use of our intellectual property and proprietary information may increase. Consequently, we may not be able to prevent third parties from infringing on our intellectual property in all countries outside the U.S., or from selling or importing products made using our intellectual property in and into the U.S. or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and may also export infringing products to territories where we have patent protection, but enforcement of patents and other intellectual protection is not as strong as that in the U.S. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. If we move into new markets and expand our products or services offerings, incumbent participants in such markets may assert their intellectual property and other proprietary rights against us as a means of slowing our entry into such markets or as a means to extract substantial license and royalty payments from us. In addition, our agreements with some of our customers, suppliers or other entities with whom we do business require us to defend or indemnify these parties to the extent they become involved in infringement claims, including the types of claims described above. As a result, we could incur significant costs and expenses that could adversely affect our business, operating results or financial condition. If the protection of our proprietary rights is inadequate to prevent use or appropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our service and methods of operations. With respect to any intellectual property rights claim, we may have to seek a license to continue practices found to be in violation of third parties’ rights, which may not be available on reasonable terms and may significantly increase our operating expenses. A license to continue such practices may not be available to us at all. Litigation may be necessary to enforce our intellectual property rights, protect our trade secrets, or determine the validity and scope of the proprietary rights of others. Any litigation of this nature, regardless of outcome or merit, may be time-consuming and could incur substantial costs and expenses, substantial liability for damages, or could require us to stop our development and commercialization efforts for our products and services. Our efforts to enforce our intellectual property and proprietary rights might be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property and proprietary rights, and if such defenses, counterclaims or countersuits are successful, we could lose valuable intellectual property and proprietary rights. Furthermore, many of our current and potential competitors may be in a position to dedicate substantially greater resources to enforce their intellectual property and proprietary rights than us. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing, misappropriating or otherwise violating our intellectual property and proprietary rights. Additionally, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Moreover, the outcome of any such litigation might not be favorable to us, even when our rights have been infringed, misappropriated or otherwise violated. If we do not prevail, we may be required to pay significant money damages, suffer losses of significant revenues, be prohibited from using the relevant systems, processes, technologies or other intellectual property (temporarily or permanently), be required to cease offering certain products or services, incur significant license, royalty or technology development expenses, or be required to comply with other unfavorable terms. Even if we were to prevail, such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results or financial condition. We may also be required to enter into license agreements that may not be available on commercially reasonable terms or at all. In addition, although in some cases a third party may have agreed to indemnify us for such costs, but such an indemnifying party may refuse or be unable to uphold its contractual obligations. In other cases, insurance may not cover potential claims of this type adequately or at all, and we may be required to pay monetary damages, which may be significant. We rely on trademark, copyright, and patent law, trade secret protection, and confidentiality and/or license agreements with our employees, customers, and others to protect our proprietary rights. We rely and expect to continue to rely on a combination of confidentiality, invention assignment and other agreements with our employees, consultants and third parties with whom we have relationships and who may have access to confidential or patentable aspects of our research and development output, as well as trademark, copyright, patent and trade secret protection laws, to protect our proprietary rights. However, any of these parties may breach their agreements with us and disclose information improperly. In addition, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our proprietary information, know-how and trade secrets or each party Table of Contents 29 that has developed intellectual property on our behalf. Moreover, these agreements may not be effective in controlling access to, distribution, use, misuse, misappropriation, reverse engineering or disclosure of our proprietary information, know-how and trade secrets, platform or confidential information. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our offerings. These agreements may be insufficient or breached, and we may not have adequate remedies for any such breach. Additionally, such agreements may not effectively prevent unauthorized access to or unauthorized use, disclosure, misappropriation or reverse engineering of, our confidential information, intellectual property, or technology. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how is difficult, expensive, and time- consuming, and the outcome is unpredictable. In addition, trade secrets and know-how can be difficult to protect and some courts inside and outside the U.S. are less willing or unwilling to protect trade secrets and know-how. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us, and our competitive position would be materially and adversely harmed. Additionally, individuals not subject to invention assignment agreements may make adverse ownership claims to our current and future intellectual property. For example, we may be subject to claims that former employees, collaborators or other third parties have an interest in our owned or in-licensed patents, trade secrets or other intellectual property as an inventor or co-inventor. Ownership disputes may arise, for example, from conflicting obligations of employees, consultants or others who are involved in developing our future products and services. We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties or that our employees have wrongfully used or disclosed alleged trade secrets of their former employers. We employ, and expect to employ in the future, individuals who were previously employed at universities or other companies, including our competitors or potential competitors. We may be subject to claims that our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers or other third parties, or to claims that we have improperly used or obtained such trade secrets. Litigation may be necessary to defend against these claims. In defending such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or key personnel, which could adversely impact our business. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management and other employees. Indemnity provisions in various agreements to which we are party potentially expose us to substantial liability for infringement, misappropriation or other violation of intellectual property rights. Our agreements may include indemnification provisions under which we agree to indemnify or otherwise be liable for losses suffered or incurred as a result of claims of infringement, misappropriation or other violation of intellectual property rights or other liabilities relating to or arising from our products, our acts or omissions under such agreements or other contractual obligations. Some of these indemnity agreements provide for uncapped liability and some indemnity provisions survive termination or expiration of the applicable agreement. As we continue to grow, the possibility of infringement claims and other intellectual property rights against us may increase. For any intellectual property rights indemnification claim against us or our customers, we will incur significant legal expenses and may have to pay damages, settlement fees, license fees or stop using products or technology found to be in violation of the third party’s rights. Large indemnity payments could harm our business, financial condition and results of operations. We attempt to contractually limit our liability with respect to indemnity obligations; however, we are not always successful and we may still incur substantial liability related to them. We may be required to cease use of certain functions of our platform or cease selling certain products as a result of any such claims. Any dispute with a customer or other third party with respect to such indemnification obligations could have adverse effects on our relationship with such customer or other third party and other existing or current and prospective customers, subject us to costly and time-consuming litigation, expensive remediation and licenses, divert management attention and financial resources, reduce demand for our products and adversely affect our brand, reputation, business, financial conditions and results of operations. Our insurance may not be adequate to indemnify us for all liability that may be imposed or otherwise protect us from liabilities or damages with respect to claims alleging compromises of customer data, and any such coverage may not continue to be available to us on acceptable terms or at all. We must successfully maintain, scale and upgrade our information technology systems, and our failure to do so could have an adverse effect on our business, financial condition, results of operations and prospects. Table of Contents 30

We continue to invest in and implement upgrades to our systems and procedures, including building new policies, procedures, training programs and monitoring tools. There are inherent costs and risks associated with replacing and changing these systems, including potential disruptions in our business operations, and additional operating or capital costs that could have an adverse effect on our business, financial condition, results of operations and prospects. If we (or our vendors) are unable to protect against or adequately respond to mitigate the impacts of a service interruption, data corruption, or cybersecurity attack, our operations could be disrupted, our reputation may be harmed and we could face significant costs to remediate the incident and defend against claims by business partners, customers, or regulators. Such security breaches or other cybersecurity incidents may harm our reputation and expose us to loss of consumers and business. We rely on information technology networks and systems and data processing (a large portion of which are managed by third-party service providers) to market, sell and deliver our products and services, to fulfill orders, to collect, receive, store, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, share and otherwise process personal information, confidential or proprietary information, financial information and other information, to manage a variety of business processes and activities, for financial reporting purposes, to operate our business, process orders and to comply with regulatory, legal and tax requirements. These information technology networks and systems, and the processing they perform, may be susceptible to damage, disruptions or shutdowns, software or hardware vulnerabilities, security incidents, ransomware attacks, unauthorized activity and access, malicious code (such as malware, viruses and worms), acts of vandalism, employee or contractor theft, misplaced or lost data, fraud, misconduct or misuse, social engineering attacks and denial of service attacks, supply-side attacks, phishing and spear phishing attacks, organized cyberattacks, programming or human errors, failures during the process of upgrading or replacing software, databases or components, power outages, fires, natural disasters, hardware failures, telecommunication failures, user errors or catastrophic events, any of which could result in the loss or disclosure of confidential customer information or our own proprietary information, software, methodologies and business information. In addition, our personnel are often working remotely and relying on their own equipment, which may pose additional data security risks to networks, systems and data. Any material disruption of our networks, systems or data processing activities, or those of our third-party service providers, could disrupt our ability to undertake, and cause a material adverse impact to our business, reputation and financial condition. If our information technology networks and systems or data processing (or those of our third-party service providers) suffers damage, security breaches, vulnerabilities, disruption or shutdown (including, for example, cyberattacks or other attacks on global networking infrastructure carried out by Russia following its invasion of Ukraine in February 2022), and we do not effectively resolve the issues in a timely manner, we could experience a material adverse impact to our business, reputation and financial condition. Our DTC and ecommerce operations are critical to our business and our financial performance. Our website serves as an effective extension of our marketing strategies by exposing potential new consumers to our brand, product offerings and enhanced content. Due to the importance of our website and DTC operations, any material disruption of our networks, systems or data processing activities related to our websites and DTC operations could reduce DTC sales and financial performance, damage our brand’s reputation and materially adversely impact our business. The recovery systems, security protocols, network protection mechanisms and other security measures that we have integrated into our systems, networks and physical facilities, which are designed to protect against, detect and minimize security breaches, may not be adequate to prevent or detect service interruption, system failure data loss or theft, or other material adverse consequences. We and our third-party service providers regularly defend against and respond to cybersecurity incidents. No security solution, strategy, or measures can address all possible security threats or block all methods of penetrating a network or otherwise perpetrating a security incident, and our incident response procedures may be inadequate to fully contain, mitigate, or remediate a data security incident. Moreover, notwithstanding any contractual rights or remedies we may have, because we do not control our third-party service providers, including their security measures and their processing of data, we cannot ensure the integrity or security of measures they take to protect customer information and prevent data loss. The risk of unauthorized circumvention of our security measures or those of our third-party providers, has been heightened by the increased use of the Internet and telecommunications technologies (including mobile and other connected devices) to conduct financial and other business transactions, advances in computer and software capabilities and the increasing sophistication of hackers who employ complex techniques, including without limitation, the theft or misuse of personal and financial information, counterfeiting, “phishing” or social engineering incidents, ransomware, extortion, publicly announcing security breaches, account takeover attacks, denial or degradation of service attacks, malware, fraudulent payment and identity theft. Because the techniques used by hackers change frequently, we may be Table of Contents 31 unable to anticipate these techniques or implement adequate preventive measures. Our applications, systems, networks, software and physical facilities could have material vulnerabilities, be breached, or personal or confidential information could be otherwise compromised due to employee error or malfeasance, such as where third parties fraudulently induce our personnel or our consumers to disclose information or user names and/or passwords, or otherwise compromise the security of our networks, systems and/or physical facilities. Third-party criminals regularly attempt to exploit vulnerabilities in, or obtain unauthorized access to, platforms, software, applications, systems, networks, sensitive information, and/or physical facilities utilized by us or our vendors. Improper access to our systems or databases could result in the theft, publication, deletion or modification of personal information, confidential or proprietary information, financial information and other information. An actual or perceived breach of our security systems or those of our third-party service providers may require notification under applicable data privacy regulations or contractual obligations, or for consumer relations or publicity purposes, which could result in reputational harm, costly litigation (including class action litigation), material contract breaches, liability, settlement costs, loss of sales, regulatory scrutiny, actions or investigations, a loss of confidence in our business, systems and processing, a diversion of management’s time and attention, and significant fines, penalties, assessments, fees and expenses. As is common in the digital world we operate in, we and our third-party service providers have experienced security incidents involving unauthorized access to our account credentials; however, all such incidents have been remediated and we are not aware of any significant impact resulting from such incidents. Our defense measures against cybersecurity threats and attacks and efforts to contain, mitigate and remediate a data security incident may not be successful, resulting in unexpected interruptions, delays, cessation of service, negative publicity, and other harm to our business and our competitive position. The costs to respond to a significant security breach or security vulnerability, including to provide breach notification where required, can be substantial. We may have to notify stakeholders of security breaches, which may harm our reputation and expose us to loss of consumers and business. Breach notification can lead to negative publicity, may cause our consumers to lose confidence in the effectiveness of our security measures, and could require us to expend significant capital and other resources to respond to and/or alleviate problems caused by the actual or perceived security breach. A security breach could lead to claims by our customers, or other relevant stakeholders that we have failed to comply with our legal or contractual obligations. As a result, we could be subject to legal action or our customers could end their relationships with us. The limitations of liability in our contracts may not be enforceable or adequate or would otherwise protect us from liabilities or damages. We could be required to fundamentally change our business activities and practices in response to a security breach or related regulatory actions or litigation, which could have an adverse effect on our business. We may not have, or in the future be able to obtain, adequate insurance coverage for security incidents or breaches, including fines, judgments, settlements, penalties, costs, attorney fees and other impacts that arise out of incidents or breaches. Any incidents may result in loss of, or increased costs of, our cybersecurity insurance. We also cannot ensure that our existing insurance coverage will continue to be available on acceptable terms or will be available in sufficient amounts to cover one or more large claims related to a security incident or breach, or that the insurer will not deny coverage as to any future claim. If the impact of a security incident or breach or the successful assertion of one or more large claims against us exceeds our available insurance coverage or results in changes to our insurance policies (including premium increases or the imposition of large deductible or co-insurance requirements), it could have an adverse effect on our business, financial condition, reputation and results of operations. We use open source software in our platform, which may subject us to additional risks and harm our intellectual property. We use open source software in our platform and expect to continue to use open source software in the future. There are risks and uncertainties regarding the proper interpretation of and compliance with open source software licenses. Some open source software licenses require those who distribute open source software as part of their own software product to publicly disclose all or part of the source code to such software product or to make available any derivative works of the open source code on unfavorable terms or at no cost, and we may be subject to such terms. Consequently, there is a risk that the owners of the copyrights in such open source software may claim that the open source licenses governing their use impose certain conditions or restrictions on our ability to use the software that we did not anticipate. Such owners may seek to enforce the terms of the applicable open source license, including by demanding release of the source code for the open source software, derivative works of such software, or, in some cases, our proprietary source code that uses or was developed using such open source software. These claims could also result in litigation, subject us to significant damages, require us to purchase costly third-party licenses, require us to devote additional research and development resources to change our products or discontinue the sale of our proprietary products, any of which could result in reputational harm and would be disruptive to our business. In addition, if the license terms for the open source software we utilize change, we may be forced to re-engineer our platform or incur additional costs to comply with the changed license terms or to replace the affected open source software. Furthermore, if we were to combine our proprietary platform with open source software Table of Contents 32 in a certain manner, we could, under certain of the open source licenses, be required to release the source code of our proprietary platform to the public or offer our platform to users at no cost. This could allow our competitors to create similar platforms with lower development effort and time and ultimately could result in a loss of sales for us. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or assurance of title or controls on origin of the software. There is typically no support available for open source software, and we cannot ensure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. We cannot be certain that we have not incorporated open source software in our platform in a manner that is inconsistent with such policies. Therefore, we may inadvertently use open source in a manner that we do not intend or that could expose us to claims for breach of contract or intellectual property infringement, misappropriation or other violation. Any of the foregoing could have a material adverse effect on our business, financial condition, prospects and results of operations. The actual or perceived failure by us or our vendors to comply with applicable privacy and data protection laws, regulations or industry standards could have an adverse effect on our business, financial condition, results of operations and prospects. We collect, store, share, use, retain, safeguard, transfer, analyze and otherwise process, and our vendors process on our behalf, personal information, confidential information and other information necessary to provide and deliver our products through our ecommerce channel to operate our business, for legal and marketing purposes, and for other business- related purposes. Collection and use of this information might raise privacy and data protection concerns, which could negatively impact our business. Data privacy and information security has become a significant issue in the United States, countries in Europe, and in many other countries. The legal and regulatory framework for privacy and security issues is rapidly evolving and is expected to increase our compliance costs and exposure to liability. There are numerous federal, state, local, and international laws, orders, codes, rules, regulations and regulatory guidance regarding privacy, information security and processing (which we collectively refer to as “Data Protection Laws”), the number and scope of which is changing, subject to differing applications and interpretations, and which may be inconsistent among jurisdictions, or in conflict with other rules, laws or obligations (which we collectively refer to as “Data Protection Obligations”). Therefore, the regulatory framework for privacy and data protection worldwide is, and is likely to remain, uncertain and complex for the foreseeable future, and our actual or perceived failure to address or comply with applicable Data Protection Laws and Data Protection Obligations could have an adverse effect on our business, financial condition, results of operations and prospects. We also expect that there will continue to be new Data Protection Laws and Data Protection Obligations, and we cannot yet determine the impact such future Data Protection Laws and Data Protection Obligations may have on our business. Any significant change to Data Protection Laws and Data Protection Obligations, including without limitation, regarding the manner in which the express or implied consent of consumers for processing is obtained, could increase our costs and require us to modify our operations, possibly in a material manner, which we may be unable to complete and may limit our ability to store and process consumer data and operate our business. We are or may also be subject to the terms of our external and internal privacy and security policies, codes, representations, certifications, industry standards, publications and frameworks (which we collectively refer to as “Privacy Policies”) and contractual obligations to third parties related to privacy, information security and processing, including contractual obligations to indemnify and hold harmless third parties from the costs or consequences of non-compliance with Data Protection Laws or Data Protection Obligations. We may not be successful in achieving compliance if our employees, partners or vendors do not comply with applicable Data Protection Laws, Privacy Policies and Data Protection Obligations. If we or our vendors fail (or are perceived to have failed) to comply with applicable Data Protection Laws, Privacy Policies and Data Protection Obligations, or if our Privacy Policies are, in whole or part, found to be inaccurate, incomplete, deceptive, unfair, or misrepresentative of our actual practices, our business, financial condition, results of operations and prospects could be adversely affected. In the United States, our obligations include rules and regulations promulgated under the authority of the FTC, the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act, the CCPA and other state and federal laws relating to privacy and data security. The CCPA, requires companies that process information of California residents to make disclosures to consumers about their data collection, use and sharing practices, allows consumers to opt out of the Table of Contents 33 sale of personal information with third parties and prohibits covered businesses from discriminating against California residents (for example, charging more for services) for exercising any of their rights under the CCPA. The law also provides a private right of action and statutory damages for certain data breaches that result in the loss of personal information. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation. However, it remains unclear how various provisions of the CCPA will be interpreted and enforced. Therefore, the CCPA may increase our compliance costs and potential liability. In addition, the CPRA significantly modifies the CCPA, and imposes additional data protection obligations on companies doing business in California, resulting in further complexity. The law, among other things, gives California residents the ability to limit the use of their sensitive information, provides for penalties for CPRA violations concerning California residents under the age of 16, and establishes a new California Privacy Protection Agency to implement and enforce the law. The effects of this legislation are potentially far-reaching and may impact our business. Some observers have noted that the CCPA could mark the beginning of a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our business, financial condition, results of operations and prospects. Other jurisdictions in the United States have already passed or are considering laws similar to the CCPA and CPRA, with potentially greater penalties and more rigorous compliance requirements relevant to our business. Many state legislatures have already adopted legislation that regulates how businesses operate online, including measures relating to privacy, data security, data breaches and the protection of sensitive and personal information. For example, on March 2, 2021, Virginia enacted the Virginia Consumer Data Protection Act (the “CDPA”), a comprehensive privacy statute that shares similarities with the CCPA, CPRA, and legislation proposed in other states. The CDPA, which became effective on January 1, 2023, has required and will require us to incur additional costs and expenses in an effort to comply with it. Colorado also has a similar law, the Colorado Privacy Act, which became effective on July 1, 2023. Many other states have adopted or are currently considering proposed comprehensive data privacy legislation and all 50 states have passed at least some form of data privacy legislation (for example, all 50 states have enacted laws requiring disclosure of certain personal data breaches). At the federal level, the United States Congress is also considering various proposals for comprehensive federal data privacy legislation and, while no comprehensive federal data privacy law currently exists, we are subject to applicable existing federal laws and regulations, such as the rules and regulations promulgated under the authority of the FTC, which regulates unfair or deceptive acts or practices, including with respect to data privacy and security. These state statutes, and other similar state or federal laws, may require us to modify our data processing practices and policies and incur substantial compliance-related costs and expenses. We rely on a variety of marketing techniques and practices, including email and social media marketing, online targeted advertising, cookie-based processing, and postal mail to sell our products and services and to attract new consumers, and we, and our vendors, are subject to various current and future Data Protection Laws and Data Protection Obligations that govern marketing and advertising practices. Governmental authorities continue to evaluate the privacy implications inherent in the use of third-party “cookies” and other methods of online tracking for behavioral advertising and other purposes, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tracking tools or the use of data gathered with such tools. Additionally, some providers of consumer devices, web browsers and application stores have implemented, or announced plans to implement, means to make it easier for Internet users to prevent the placement of cookies or to block other tracking technologies, require additional consents, or limit the ability to track user activity, which could if widely adopted result in the use of third-party cookies and other methods of online tracking becoming significantly less effective. Laws and regulations regarding the use of these cookies and other current online tracking and advertising practices or a loss in our ability to make effective use of services that employ such technologies could increase our costs of operations and limit our ability to acquire new consumers on cost-effective terms, which, in turn, could have an adverse effect on our business, financial condition, results of operations and prospects. Changes in existing laws or regulations or related official guidance, or the adoption of new laws or regulations or guidance, may increase our costs and otherwise adversely affect our business, financial condition, results of operations and prospects. The regulatory environment in which we operate has changed in the past and could change significantly and adversely in the future. For example, in December 2009, the FTC substantially revised its Guides Concerning the Use of Endorsements and Testimonials in Advertising (“Endorsement Guides”) to eliminate a safe harbor principle that formerly recognized that advertisers could publish consumer testimonials that conveyed truthful but extraordinary results from using the advertiser’s product as long as the advertiser clearly and conspicuously disclosed that the endorser’s results were not Table of Contents 34 typical. Similarly, in 2012, the FTC announced revisions to its Green Guides discussed above, which assist advertisers in avoiding the dissemination of false or deceptive environmental claims for their products. The Green Guides revisions introduced new and proscriptive guidance regarding advertisers’ use of product certifications and seals of approval, “recyclable” claims, “renewable materials” claims, “carbon offset” claims and other environmental benefit claims. In October 2021, California passed a new environmental marketing law banning recyclability claims unless a product and/or its packaging meets specifically enumerated benchmarks focused on the practical realities of the recycling process; the benchmarks may be more stringent than those currently imposed by the FTC’s Green Guides. In 2022, the FTC issued the “Health Products Compliance Guide” which provides guidance from the FTC on how companies can ensure that claims about the benefits and safety of health-related products are truthful, not misleading, and supported by science. In particular, the FTC Guide sets out the FTC’s expectations regarding the substantiation of health-related claims, including that claim substantiation will require randomized, controlled human clinical testing. California has enacted a law and the FTC has proposed regulations pertaining to the disclosure of all components of the cost of products to consumers, including mandatory fees and charges other than taxes and fees imposed by a government and reasonably and actually incurred postage or shipping charges. We anticipate that additional states will enact similar laws. We charge amounts that are subject to the disclosure requirements of the California law and FTC proposed regulation. These laws may negatively impact consumer shopping behavior on our website and our operating results, which could adversely impact our business and financial results. In addition, on December 23, 2022, Congress passed the Food and Drug Omnibus Reform Act of 2022, as part of the Consolidated Appropriation Act of 2023, which included the Modernization of Cosmetics Regulation Act of 2022 (“MOCRA”). MOCRA provides FDA with additional authority to regulate cosmetic products including with respect to the reporting of serious adverse events, cosmetic facility registration and product listing, the maintenance of safety substantiation files and the establishment of good manufacturing practices for cosmetics. We may not always anticipate or timely identify changes in regulation or official guidance that could impact our business, with the result that we could be subject to litigation and enforcement actions that could adversely affect our business, financial condition, results of operations and prospects. Future changes in laws, regulations, and related official agency guidance, such as the Endorsement Guides, Green Guides, and Health Products Compliance Guide (or state automatic renewal laws, discussed above), could also introduce new restrictions that impair our ability to market our products effectively and place us at a competitive disadvantage with competitors who, for example, depend less than we do on environmental marketing claims and social media influencer relationships. Additionally, any major changes in tax or trade policy, such as the imposition of additional tariffs or duties on imported products, or trade sanctions, between the U.S. and countries from which we source merchandise, directly or indirectly, could require us to take certain actions, such as raising prices on our offerings or seeking alternative sources of supply from vendors with whom we have less familiarity, which could adversely affect our reputation, revenue, and our results of operations. The recent enactment of tariffs by the U.S. government, along with the unpredictability of the rates, poses a significant risk to our business operations and may materially increase our costs and reduce our margins. The tariffs have and may in the future lead to higher pricing for our products or to seeking alternative sources of supply with whom we have familiarity, potentially reducing customer demand and impacting our sales volume. Given the uncertainty regarding scope and duration of the current and potential tariffs, and the potential for additional actions by the U.S. or other countries, the specific impact to our business, results of operations, cash flows and financial condition is uncertain and could be material. Moreover, any change in laws, regulations or guidance relating to manufacturing, advertising, labeling or packaging for our products may lead to an increase in costs or interruptions in production, either of which could adversely affect our business, financial condition, results of operations and prospects. New or revised government laws, regulations or guidelines could result in additional compliance costs and, in the event of non-compliance, civil remedies, including fines, injunctions, withdrawals, recalls or seizures and confiscations, as well as potential criminal sanctions, any of which could have an adverse effect on our business, financial condition, results of operations and prospects. We cannot, for example, predict additional costs or other impacts of MOCRA, which among other things, requires FDA rulemaking for the implementation of key provisions. Failure by our network of partners, suppliers or manufacturers to comply with product safety, environmental or other laws and regulations, or with the specifications and requirements of our products, may disrupt our supply of products and adversely affect our business. Table of Contents 35

If our network of partners, suppliers or manufacturers fail to comply with environmental, health and safety or other laws and regulations, or face allegations of non-compliance, their operations may be disrupted and our reputation could be harmed. Additionally, our partners, suppliers and manufacturers are required to maintain the quality of our products and to comply with our standards and specifications. In the event of actual or alleged non-compliance, we might be forced to find alternative partners, suppliers or manufacturers and we may be subject to lawsuits and/or regulatory enforcement actions related to such non-compliance. As a result, our supply of products could be disrupted or our costs could increase, which could adversely affect our business, financial condition, results of operations and prospects. The failure of any partner, supplier or manufacturer to produce products that conform to our standards could adversely affect our reputation in the marketplace and result in product recalls, product liability claims, government or third-party actions and economic loss. For example, a manufacturer’s failure to meet GMPs, could result in the delivery of a product that is subject to a product recall, product liability litigation, or government investigations and enforcement. Additionally, actions we may take to mitigate the impact of any disruption or potential disruption in our supply of materials or finished inventory, including increasing inventory in anticipation of a potential supply or production interruption, could have an adverse effect on our business, financial condition, results of operations and prospects. Our status as a public benefit corporation and a Certified B Corporation may not result in the benefits that we anticipate. We are a public benefit corporation incorporated under Delaware law. As a public benefit corporation, we are required to balance the financial interests of our stockholders with the best interests of those stakeholders materially affected by our conduct, including particularly those affected by the specific benefit purposes set forth in our Certificate of Incorporation, as amended (“Charter”). In addition, the expected positive impact from being a public benefit corporation may not be realized. Accordingly, being a public benefit corporation and complying with our related obligations could negatively impact our ability to provide the highest possible return to our stockholders. As a public benefit corporation, we are required to disclose to stockholders a report at least biennially on our overall public benefit performance and on our assessment of our success in achieving our specific public benefit purpose. If we are not timely or are unable to provide this report, or if the report is not viewed favorably by parties doing business with us or regulators or others reviewing our credentials, our reputation and status as a public benefit corporation may be harmed. While not required by Delaware law or the terms of our Charter, we have elected to have our social and environmental performance, accountability and transparency assessed against the proprietary criteria established by an independent non-profit organization. As a result of this assessment, we have been designated as a “Certified B Corporation,” which refers to companies that are certified as meeting certain levels of social and environmental performance, accountability and transparency. The standards for Certified B Corporation certification are set by an independent organization and may change over time. Our reputation could be harmed if we lose our status as a Certified B Corporation, whether by our choice or by our failure to continue to meet the certification requirements, if that failure or change were to create a perception that we are more focused on financial performance and are no longer as committed to the values shared by Certified B Corporations. Likewise, our reputation could be harmed if our publicly reported Certified B Corporation score declines. As a public benefit corporation, our duty to balance a variety of interests may result in actions that do not maximize stockholder value. As a public benefit corporation, our board of directors has a duty to balance (i) the pecuniary interest of our stockholders, (ii) the best interests of those materially affected by our conduct and (iii) specific public benefits identified in our governing documents. In balancing these interests, our board of directors may take actions that do not maximize stockholder value. Any benefits to stockholders resulting from our public benefit purposes may not materialize within the timeframe we expect or at all and may have negative effects. For example, we may choose to revise our policies in ways that we believe will be beneficial to our stakeholders, including customers, suppliers, employees and local communities, even though the changes may be costly; we may be influenced to pursue programs and services to demonstrate our commitment to the communities we serve even though there is no immediate return to our stockholders; or in responding to a possible proposal to acquire the Company, our board of directors may be influenced by the interests of our stakeholders, including suppliers, crew members and local communities, whose interests may be different from the interests of our stockholders. We may be unable or slow to realize the benefits we expect from actions taken to benefit our stakeholders, including suppliers, crew members and local communities, which could adversely affect our business, financial condition and results of operations, which in turn could cause our stock price to decline. Table of Contents 36

As a public benefit corporation, we may be subject to increased derivative litigation concerning our duty to balance stockholder and public benefit interests, the occurrence of which may have an adverse impact on our financial condition and results of operations. As a Delaware public benefit corporation, our stockholders (if they, individually or collectively, own at least 2% of our outstanding capital stock or shares having at least $2 million in market value (whichever is less)) are entitled to file a derivative lawsuit claiming that our directors failed to balance stockholder and public benefit interests. This potential liability does not exist for traditional corporations. Therefore, we may be subject to the possibility of increased derivative litigation, which would require the attention of management and, as a result, may adversely impact management’s ability to effectively execute our strategy. Any such derivative litigation may be costly and have an adverse impact on our financial condition and results of operations. We and our directors and executive officers may be subject to litigation for a variety of claims, which could harm our reputation and adversely affect our business, results of operations and financial condition. In the ordinary course of business, we may face allegations, lawsuits, and regulatory inquiries, audits, and investigations regarding labor and employment, wage and hour, consumer protection, commercial, antitrust, alleged securities law violations or other investor claims, claims that our employees or independent contractors have wrongfully disclosed or we have wrongfully used proprietary information of our employees’ or independent contractors’ former employers and other matters, data privacy, security, consumer protection, and intellectual property infringement, acquisitions, or business practices. The number and significance of these potential claims and disputes may increase. Further, our general liability insurance may not cover all potential claims made against us or be sufficient to indemnify us for all liability that may be imposed. Any claim against us, regardless of its merit, could be costly, divert management’s attention and operational resources, and harm our reputation. Our directors and executive officers may also be subject to litigation. The limitation of liability and indemnification provisions that are included in our amended and restated Charter, our Amended and Restated Bylaws (“Bylaws”) and indemnification agreements that we entered into with our directors and executive officers provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law and may discourage stockholders from bringing a lawsuit against our directors and executive officers for breach of their fiduciary duties. Such provisions may also reduce the likelihood of derivative litigation against our directors and executive officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be harmed to the extent that we pay the costs of settlement and damage awards against our directors and executive officers as required by these indemnification provisions. We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law. These insurance policies may not cover all potential claims made against our directors and executive officers, may not be available to us in the future at a reasonable rate and may not be adequate to indemnify us for all liability that may be imposed. As litigation is inherently unpredictable, potential claims or disputes may harm our business, results of operations and financial condition. The results of regulatory proceedings, litigation, claims, and audits cannot be predicted with certainty, and determining reserves for pending litigation and other legal, regulatory and audit matters requires significant judgment. Regardless of the outcome of any litigation, the litigation itself can have an adverse impact on us because of legal costs, diversion of management resources and other factors. Risks Related to Ownership of Company Securities The price of our Class A Common Stock and our warrants may be volatile. The value of our securities, including our Class A Common Stock and our warrants, may fluctuate due to a variety of factors, including: • changes in the industries in which we and our customers operate; • variations in our operating performance, disruptions to our operations or the performance of our competitors in general; Table of Contents 37

• actual or anticipated fluctuations in our quarterly or annual results of operations; • publication of research reports by securities analysts about us or our competitors or our industry; • the public’s reaction to our press releases, our other public announcements, and our filings with the SEC; • our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market; • additions and departures of key personnel; • changes in laws and regulations affecting our business; • commencement of, or involvement in, or the cost of resolving government investigations or litigation involving us; • changes in our capital structure, such as future issuances of securities or the incurrence of additional debt; • the volume of shares of our Class A Common Stock available for public sale; and • general economic and political conditions such as recessions, interest rates, fuel prices and general inflationary pressures, foreign currency fluctuations, international tariffs, social, political, and economic risks, and acts of war or terrorism. These market and industry factors may materially reduce the market price of our Class A Common Stock and our warrants regardless of our operating performance. Warrants are or may become exercisable for shares of our common stock, and additional shares of our common stock may become issuable, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders. Outstanding Public Warrants and Private Placement Warrants to purchase an aggregate of 2,800,146 shares of our Class A Common Stock may become exercisable in accordance with the terms of the warrant agreement governing those securities with an exercise price of $57.50 per share. However, the Public Warrants or the Private Placement Warrants may not be in the money prior to their expiration, and as such, the Public Warrants and the Private Placement Warrants may expire worthless. Certain warrants issued prior to the Business Combination to purchase an aggregate of 111,895 shares of Class A Common Stock (the “Legacy Grove Warrants”) may become exercisable in accordance with the terms of the warrant agreements governing those securities, the forms of which have been filed as Exhibit 4.5 through Exhibit 4.12 of the Company’s Current Report on Form 8-K filed with the SEC on June 23, 2022. The exercise prices of the Legacy Grove Warrants are set forth in such warrant agreements, as subsequently adjusted pursuant to the Business Combination and reverse stock split effected in June 2023. Outstanding Backstop Warrants to purchase an aggregate of 775,005 shares of our Class A Common Stock are exercisable in accordance with the terms of that certain subscription agreement by and between VGAC II and Corvina Holdings Limited, dated as of March 31, 2022 governing those securities with an exercise price of $0.05 per share. To the extent any of the Public Warrants, Private Placement Warrants, Legacy Grove Warrants, or Backstop Warrants are exercised, additional shares of our Class A Common Stock will be issued, which will result in dilution to the holders of our Class A Common Stock and an increase in the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised or shares be issued, as applicable, could adversely affect the prevailing market prices of our Class A Common Stock. The Public Warrants may never be in the money, and they may expire worthless and the terms of the Public Warrants may be amended in a manner adverse to a holder if holders of at least 65% of the then-outstanding public warrants approve of such amendment. The Public Warrants were issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the Public Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision or correct any mistake, but requires the approval by the holders of at least 65% of the then-outstanding Public Warrants to make any change that adversely affects the interests of the registered holders of Public Warrants. Accordingly, we may amend the terms of the Public Warrants in a manner adverse to a holder if holders of at least 65% of the then-outstanding Public Warrants approve of such amendment. Our ability to amend the terms of the Public Warrants with the consent of at least 65% of the then- outstanding Public Warrants is unlimited; however, examples of such amendments could be amendments to, among other Table of Contents 38 things, increase the exercise price of the Warrants, convert the Warrants into cash, shorten the exercise period, or decrease the number of shares of our Class A Common Stock purchasable upon exercise of a Warrant. We may redeem unexpired Public Warrants prior to their exercise at a time that is disadvantageous to holders of the Public Warrants, thereby making the Public Warrants worthless. We have the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of our Class A Common Stock equals or exceeds $90.00 per share (as adjusted for share subdivisions, share dividends, rights issuances, subdivisions, reorganizations, recapitalizations, and the like) for any 20 trading days within a 30-trading-day period ending on the third trading day prior to the date we send the notice of redemption to the warrant holders. If and when the Public Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding Public Warrants could force holders of Public Warrants to: (i) exercise the Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for such holder to do so; (ii) sell the Public Warrants at the then-current market price when the holder of such Public Warrant might otherwise wish to hold their Public Warrants; or (iii) accept the nominal redemption price which, at the time the outstanding Public Warrants are called for redemption, is likely to be substantially less than the market value of such Public Warrants. In addition, we may redeem the Public Warrants at any time after they become exercisable and prior to their expiration at a price of $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their Public Warrants prior to redemption for a number of our Class A Common Stock determined based on the redemption date and the fair market value of our Class A Common Stock. The value received upon exercise of the Public Warrants (1) may be less than the value the holders would have received if they had exercised their Public Warrants at a later time where the underlying share price is higher and (2) may not compensate the holders for the value of the Public Warrants. None of the Private Placement Warrants will be redeemable by us, subject to certain circumstances, so long as they are held by the Sponsor or its permitted transferees. Our taking advantage of certain exemptions from disclosure requirements available to “emerging growth companies” under the Securities Act of 1993, as amended, could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies. We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, our stockholders may not have access to certain information they may deem important. We will remain an emerging growth company under the JOBS Act until the earliest of (a) December 31, 2026, (b) the last date of our fiscal year in which we have total annual gross revenue of at least $1.235 billion, (c) the date on which we are deemed to be a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding securities held by non-affiliates or (d) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the previous three years. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile. Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an Table of Contents 39 emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used. We may incur debt or assume contingent or other liabilities or dilute our stockholders in connection with acquisitions or strategic alliances. We may issue equity securities to pay for future acquisitions or strategic alliances or otherwise, which could be dilutive to existing stockholders. We may also incur debt or assume contingent or other liabilities in connection with acquisitions and strategic alliances, which could impose restrictions on our business operations and harm our operating results. Further, any additional equity financing, debt financing, or credit facility used for such acquisitions may not be on favorable terms, and any such financing or facility may place restrictions on our business. In addition, to the extent that the economic benefits associated with any of our acquisitions diminish in the future, we may incur incremental operating losses, and we may be required to record additional write downs of goodwill, intangible assets or other assets associated with such acquisitions, which would adversely affect our operating results. Future sales, or the perception of future sales, by us or our stockholders in the public market could cause the market price for our Class A Common Stock to decline. The sale of shares of our Class A Common Stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A Common Stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. As any restrictions on resale end, the market price of our Class A Common Stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our Class A Common Stock or other securities. In addition, our Class A Common Stock reserved for future issuance under our equity incentive plans will become eligible for sale in the public market once those shares are issued, subject to provisions relating to various vesting agreements, and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144, as applicable. As of December 31, 2025, the aggregate number of shares of our Class A Common Stock reserved for future issuance under our Incentive Equity Plan is 6,338,929. The Compensation Committee of the board of directors may determine the exact number of shares to be reserved for future issuance under our equity incentive plans at its discretion. We have filed one or more registration statements on Form S-8 under the Securities Act to register shares of our Class A Common Stock or securities convertible into or exchangeable for shares of our Class A Common Stock issued pursuant to our Equity Incentive Plan. Shares registered under such registration statements will be available for sale in the open market. The NYSE may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions. Currently, our Class A Common Stock is publicly traded on the NYSE under the symbol GROV. We cannot assure you that our securities will continue to be listed on the NYSE. In order to continue listing our securities on the NYSE, we must maintain certain financial, distribution, market capitalization and share price levels. Generally, we must maintain a minimum number of holders of our securities (400 public holders). Our average global market capitalization over a consecutive 30-day trading period and stockholders’ equity must be $50 million or more. In May 2025, we received notice from the NYSE that we are not in compliance with the requirement of Section 802.01B of the New York Stock Exchange Listed Company Manual (the “NYSE Manual”) which require the we have an average market capitalization of not less than $50.0 million over a consecutive 30 trading-day period and stockholders’ equity of not less than $50.0 million (the “Minimum Market Capitalization Standard” and such notice, the “NYSE Notice”). Pursuant to the NYSE Notice, we are subject to the procedures set forth in Sections 801 and 802 of the NYSE Manual, and we submitted a business plan on June 27, 2025 that demonstrated how we expect to return to compliance with this continued listing standard within 18 months of receipt of the NYSE Notice (the “Cure Period”). As a result, the NYSE will review us on a quarterly basis during the 18 month period to delist our Class A Common Stock from trading on its exchange. . If we fail to comply with the plan or do not meet the Minimum Market Capitalization Standard by the end of the Cure Period, we will be subject to NYSE’s prompt initiation of suspension and delisting procedures. Table of Contents 40

If the NYSE delists our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including: • a limited availability of market quotations for our securities; • reduced liquidity for our securities; • a determination that our Class A Common Stock is a “penny stock” which will require brokers trading in our Class A Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities; • a limited amount of news and analyst coverage; • a decreased ability to issue additional securities or obtain additional financing in the future; and • the triggering of an Event of Default as defined in the debt facility that we are a party to. The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Since our Class A Common Stock is listed on the NYSE, they are covered securities. Accordingly, the states are preempted from regulating the sale of our securities, however, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. If we were no longer listed on the NYSE, our securities would not be covered securities and we would be subject to regulation in each state in which we offer our securities. Because there are no current plans to pay cash dividends on our Class A Common Stock for the foreseeable future, holders of our Class A Common Stock may not receive any return on investment unless such holders sell their Class A Common Stock for a price greater than that which such holder paid for it. We intend to retain future earnings, if any, for future operations, expansion and debt repayment and there are no current plans to pay any cash dividends for the foreseeable future. The declaration, amount and payment of any future dividends on shares of our Class A Common Stock will be at the sole discretion of our board of directors. Our board of directors may take into account general and economic conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax, and regulatory restrictions, implications on the payment of dividends by us to our stockholders or by our subsidiaries to us and such other factors as our board of directors may deem relevant. In addition, our ability to pay dividends is limited by covenants of our existing and outstanding indebtedness and may be limited by covenants of any future indebtedness we incur. Our outstanding Series A Preferred Stock and Series A' Preferred Stock also are entitled to receive cumulative dividends if dividends are declared by our board of directors. As a result of our current circumstances, holders of our Class A Common Stock may not receive any return on an investment in our Class A Common Stock unless such holder sells the Class A Common Stock for a price greater than that which such holder paid for it. The Series A Preferred Stock and Series A' Preferred Stock contains rights, preferences and privileges that may limit our business flexibility or reduce the value of our Class A Common Stock. In connection with any sale or liquidation of Grove, holders of our Series A Preferred Stock and Series A' Preferred Stock (collectively, “Preferred Stock”) are entitled to receive the greater of (i) an aggregate of $25 million plus declared but unpaid dividends, if any, and (ii) the amount they would have received had the converted their Preferred Stock into Class A Common Stock prior and in preference to any distributions to holders of Class A Common Stock, which may limit the value of Class A Common Stock in any such transaction. In addition, for so long as at least 50% of the shares of Preferred Stock remain outstanding, we may not, without first obtaining the approval of the holders of at least a majority of the Preferred Stock take certain actions including amending our Charter or Bylaws in a manner that adversely affects the Preferred Stock, increasing or decreasing the authorized number of shares of Preferred Stock or issuing stock that is senior to the Preferred Stock, which may limit our flexibility to raise additional equity capital or take other corporate actions. There is no guarantee that the holders of Preferred Stock would approve any such restricted action, even where such an action would be in the best interests of our stockholders. Any failure to obtain such approval could harm our business and result in a decrease in value of our Class A Common Stock. In addition, the Preferred Stock is convertible into our Class A Common Stock at the option of the holders thereof. Accordingly, any conversion of Preferred Stock would dilute the ownership of our holders of our Class A Common Stock. The potential dilutive effect of the conversion of shares of Preferred Stock may also adversely affect our ability to obtain additional financing on favorable terms or at all. Table of Contents 41

Covenants and other provisions in our loan agreements restrict our business and operations in many ways, and if we do not effectively manage our covenants, our financial conditions and results of operations could be adversely affected. In addition, our operations may not provide sufficient cash to meet the repayment obligations of our debt incurred under our loan agreements. We are a party to that certain Loan and Security Agreement, dated as of March 10, 2023, with, inter alia, Siena Lending Group LLC (as amended or modified from time to time, the “Siena Revolver”). Under the Siena Revolver, Grove is subject to various representations and warranties, covenants and events of default. Material misrepresentations of representations and warranties, the breach of certain covenants and the occurrence of other stated events result in an immediate event of default, which give the lenders party to the Siena Revolver the right to take certain remedial measures with respect to Grove and the collateral pledged pursuant to the Siena Revolver, which would harm our business, financial condition and results of operations. The pledge of these assets and other restrictions imposed in the Siena Revolver may limit our ability to incur additional indebtedness or impair our ability to sell or dispose of assets to raise capital, which could have an adverse effect on our financial flexibility. If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, our stock price and trading volume could decline. The trading market for our Class A Common Stock relies in part on the research and reports that industry or financial analysts publish about us or our business. If an analyst who does cover us downgrades our stock or industry, or the stock of any of our competitors, or publishes inaccurate or unfavorable research about our business, the price of our stock could decline. If an analyst ceases coverage of us or fails to publish reports on us regularly, we could lose visibility in the market, which in turn could cause our stock price or trading volume to decline. We face significant expenses and administrative burdens as a public company, which could have an adverse effect on our business, financial condition and results of operations. As a publicly-traded company, we now face increased legal, accounting, administrative and other costs and expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 or the Sarbanes-Oxley Act, including the requirements of Section 404, to the extent applicable to us, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the PCAOB and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements may increase costs and make certain activities more time consuming. If we are unable to maintain effective internal control over financial reporting, investors may lose confidence in the accuracy of our reported financial information and this may lead to a decline in our stock price. We have in the past identified material weaknesses and significant deficiencies in our internal controls. All previously identified material weaknesses have been remediated, however, our discovery of additional material weaknesses or significant deficiencies in our internal control over financial reporting could harm our operating results, adversely affect our reputation, or result in inaccurate financial reporting. Furthermore, should any such deficiencies arise we could be subject to lawsuits, sanctions or investigations by regulatory authorities, including SEC enforcement actions and we could be required to restate our financial results, any of which would require additional financial and management resources. Even if we do not detect deficiencies, our internal control over financial reporting will not prevent or detect all errors and fraud, and individuals, including employees and contractors, could circumvent such controls. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected. In addition, we may encounter difficulties in the timely and accurate reporting of our financial results, which would impact our ability to provide our investors with information in a timely manner. Should we encounter such difficulties, our investors could lose confidence in the reliability of our reported financial information and trading price of our common stock could be negatively impacted. Table of Contents 42

Delaware law and our governing documents contain certain provisions, including anti-takeover provisions, that limit the ability of stockholders to take certain actions and could delay or discourage takeover attempts that stockholders may consider favorable. Our governing documents and the DGCL contain provisions that could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by the board of directors and therefore depress the trading price of our Class A Common Stock. These provisions could also make it difficult for stockholders to take certain actions, including electing directors who are not nominated by the current members of the board of directors or taking other corporate actions. Among other things, our governing documents include provisions regarding: • a classified board of directors; • the ability of the board of directors to issue shares of preferred stock, including “blank check” preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer; • the limitation of the liability of, and the indemnification of, our directors and officers; • the requirement that a special meeting of stockholders may only be called by a majority of the entire board of directors, the Chairman of the board of directors, our Chief Executive Officer or when requested in writing by the holders of not less than 20% of all votes entitled to be cast at the meeting, which could delay the ability of stockholders to force consideration of a proposal or to take action, including the removal of directors; • controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings; • the ability of the board of directors to amend the Bylaws, which may allow the board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the Bylaws to facilitate an unsolicited takeover attempt; and • advance notice procedures with which stockholders must comply to nominate candidates to the board directors or to propose matters to be acted upon at a stockholders’ meeting, which could preclude stockholders from bringing matters before annual or special meetings of stockholders and delay changes in the board of directors, and also may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us. These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in the board of directors or management that stockholders may consider to be in their best interests. Our Certificate of Incorporation, as amended, designates a state or federal court located within the State of Delaware as the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, stockholders, employees, or agents. Our Charter provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee, or agent of the Company to us or our stockholders, (iii) any action arising pursuant to any provision of the DGCL or our Charter or Bylaws (as either may be amended from time to time), or (iv) any action asserting a claim against us governed by the internal affairs doctrine. The foregoing provisions do not apply to any claims arising under the Securities Act and, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for resolving any action asserting a claim arising under the Securities Act. These choice of forum provisions in our Charter may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, or other employees, which may discourage lawsuits with respect to such claims. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ governing documents has been challenged in legal proceedings. It is possible that a court could find these types of provisions to be inapplicable or unenforceable, and if a court were to find the choice of forum provision contained in our Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition. Table of Contents 43

Item 1B. Unresolved Staff Comments None Table of Contents 44

Item 1C. Cybersecurity Cybersecurity Risk Management and Strategy We recognize the importance of identifying, assessing, and managing material risks associated with cybersecurity threats. We invest in cybersecurity to protect intellectual property, customer and employee data, manage reputational risk, and maintain business continuity across our environment. We strive to manage ongoing compliance with the requirements under applicable standards and relevant data privacy and protection laws and regulations. Additionally, our teams reference the standards, guidelines, and practices from the NIST Cybersecurity Framework (CSF) to align our cybersecurity program and risk management practices. The foundation of our cybersecurity framework is based on written policies that govern different cybersecurity process areas. Identifying and assessing cybersecurity risk is part of our overall risk management systems and processes. Cybersecurity risks related to our business, technical operations, privacy and compliance issues are identified and addressed through a combination of third party assessments, IT Security Risk reviews, external audits and assessments, penetration tests, vulnerability scans, security monitoring activities and recurring review from our internal cybersecurity working group. We respond to cybersecurity incidents and address identified cybersecurity risks through our internal cybersecurity working group and report any material findings and incidents to the audit committee of our board of directors. The cybersecurity incident response process is governed by our Incident Response Plan (“IRP”) and overseen by leaders from our IT security and legal teams. The IRP guides how security events are evaluated, ranked by severity and prioritized for response and remediation. Incidents are evaluated to determine materiality as well as operational and business impact and reviewed for privacy impact. We also conduct tabletop exercises annually, to simulate responses to cybersecurity incidents and ensure accuracy and continuous improvement of the incident response plan. Our team of cybersecurity professionals then collaborate with other stakeholders across our organization to further analyze the risk to us and form detection, mitigation and remediation strategies. We are not aware of any cybersecurity incidents that have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. However, we cannot provide assurance that we will not be materially affected in the future by such risks or any future material incidents. Leveraging our cybersecurity risk management processes, cybersecurity risk factors were identified, which are inherent to our business and industry. The risk factors discussed in this section should be considered together with information included elsewhere in this Annual Report on Form 10-K and should not be considered the only risks to which we are exposed. Additionally, mitigation of these risk factors is tracked by management as part of our cybersecurity maturity roadmap. • Disruptions in the Company’s supply chain could result in an adverse impact on results of operations. • Network compromise or equipment sabotage could impact the operations of the fulfillment center sites which could impact the revenue. • Cybersecurity incidents, including breaches of confidential information, sensitive data, personal information, or intellectual property could damage the company’s reputation, disrupt operations, increase costs, and impact revenues. As part of the above processes, we regularly engage external advisors and consultants to assess our internal cybersecurity programs and compliance with applicable regulatory requirements and industry standards. Our external advisors also act as an extension of our teams to support on daily related security activities, by working closely with our Chief Information Officer and the leader of IT Operations. Our cybersecurity risk management program evaluates the risk associated when selecting third-party service providers. In addition to new vendor onboarding, critical vendors are reviewed annually to ensure we understand their cybersecurity posture, and their responsibility in protecting our assets appropriately. As of the date of this filing, we have not identified risks from known cybersecurity threats, including as a result of any prior cybersecurity incidents, that have materially affected us, including our operations, business strategy, results of operations, or financial condition. We face risks from cybersecurity threats that, if realized, are reasonably likely to Table of Contents 45 materially affect us, including our operations, business strategy, results of operations, or financial condition. For additional information, see Part I, Item 1A, Risk Factors-Risks Related to Our Business. Cybersecurity Governance Cybersecurity is an area of focus for our board of directors, audit committee, and management. As part of our board of directors’ overall responsibility for oversight of management’s general risk identification and management activities, the audit committee of our board of directors is responsible for the oversight of risks from cybersecurity threats. Members of the audit committee review and discuss with management and our auditors quarterly the Company’s cybersecurity risks and the steps that management has taken to protect against threats to the Company’s information systems and security and review risk and mitigation steps taken by management related to data privacy. Our cybersecurity risk management and strategy processes are overseen by leaders from our IT Security, external advisors, and legal teams. These individuals are informed about, and monitor the identification, mitigation, detection and remediation of cybersecurity incidents through their management of, and participation in, the cybersecurity risk management and strategy processes described above. Item 2. Properties All of our physical properties are located within the United States. Our corporate headquarters are in San Francisco, California where we lease approximately 7,800 rentable square feet of office space. We are no longer utilizing the lease space and are actively marketing the space for sublease. The lease expires on May 31, 2027. We lease fulfillment centers in Pennsylvania and Nevada that represent approximately a combined 488,000 square feet of space. We are no longer utilizing a 138,550 square foot space in Missouri which was previously used as one of our fulfillment centers, which we are subleasing to a third-party. We believe our current properties are more than sufficient for our needs. Item 3. Legal Proceedings We have become, and may in the future become, subject to various legal claims, charges and litigation matters. If we are found to have violated laws, rules or regulations we could be subject to various fines, penalties and/or damages awards and our business, operating condition and financial results could be harmed. In addition, as a part of litigation, we may be enjoined from certain business practices we have conducted historically, which could harm our business, operating results and financial condition. As noted in “Item 1A Risk Factors,” the Consumer Protection Division of the Santa Clara County District Attorney’s Office, in conjunction with other county and city prosecutors, is currently investigating our automatic renewal practices. As of the date of this filing, no legal proceeding has commenced regarding this investigation. Refer to Note 7, Commitments and Contingencies in our financial statements, included elsewhere in this Annual Report on Form 10-K. Item 4. Mine Safety Disclosures None Table of Contents 46

Part II Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities Market Information Our Class A Common Stock is currently listed on the NYSE under the ticker symbol “GROV”. The Company’s public warrants trade on an over-the-counter exchange. We previously had shares of Class B Common Stock outstanding. The outstanding shares of our Class B Common Stock automatically converted to Class A Common Stock in February 2025 pursuant to our certificate of incorporation. Any outstanding options or rights to purchase Class B Common Stock also converted to options or rights to purchase Class A Common Stock at the same time. Holders of Record As of December 31, 2025, there were 911 stockholders of record of our Class A Common Stock. The actual number of holders of our Class A Common Stock may be greater than the number of record holders, and may include stockholders who are beneficial owners, but whose shares are held in street names by brokers or other nominees. The number of holders of record presented here also does not include stockholders whose shares may be held in trust by other entities. Dividend Policy We have never declared or paid cash dividends on our Class A Common Stock. We currently intend to retain all available funds and future earnings to fund the development and expansion of our business, and do not anticipate paying any cash dividends in the foreseeable future. Any future determination regarding the declaration and payment of dividends will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects, and other factors our board of directors may deem relevant. Securities Authorized For Issuance Under Equity Compensation Plans See Part III, Item 12 of this Annual Report for the required information. Recent Sales of Unregistered Securities There were no sales of unregistered equity securities during the year ended December 31, 2025. Item 6. Selected Financial Data No disclosure required by Item 301 of Regulation S-K as in effect on the date of this Annual Report. Table of Contents 47

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of our consolidated results of operations and financial condition. You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the consolidated financial statements and related notes included in Item 8 of this report. In addition to historical information, this discussion and analysis contains forward-looking statements. These forward-looking statements are subject to risks and uncertainties, including those discussed in the section titled “Risk Factors” and elsewhere in this Annual Report on Form 10-K, that could cause actual results to differ materially from historical results or anticipated results. Unless the context otherwise requires, references in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to "Grove," “we,” “us,” and “our” refer to Grove Collaborative Holdings, Inc., a Delaware public benefit corporation formerly known as Virgin Group Acquisition Corp. II., and its consolidated subsidiary. References to Virgin Group Acquisition Corp. II. or "VGAC II" refer to the Company prior to the consummation of the Business Combination. Overview On June 16, 2022 (the “Closing Date”), we became a publicly traded company as a result of the consummation of Grove Collaborative, Inc.’s (“Legacy Grove”) merger with Virgin Group Acquisition Corp. II, a Cayman-domiciled blank check company (“VGAC II”), which we refer to herein as the “Business Combination”. Grove is a sustainability-oriented consumer products company. We use our connection with consumers to create and curate authentic, disruptive brands and products. We build natural products that perform as well as or better than many leading CPG brands (both conventional and natural), while being healthier for consumers and the planet. We primarily operate an online direct-to-consumer website and mobile application (“DTC platform”) where we both sell our Grove Brands and other leading natural and mission-based CPG brands, providing consumers with a selection of curated products across many categories and brands. We refer to this part of our business as “DTC.” In the fourth quarter of 2024, we made the decision to exit the business of selling Grove Co. products in brick and mortar retail channels and completed this exit in 2025. We expect our exit from brick-and-mortar retail to improve our profitability while having an insignificant impact on our revenue. Grove is a public benefit corporation and a Certified B Corporation, meaning we adhere to third party standards for prioritizing social, environmental, and community well-being. We believe that improved innovation grows both revenue and, over the long term, can expand margins as our innovation has historically tended to be both market expanding and margin accretive. Since inception, we have invested heavily in building out both our ecommerce platform and Grove Brands, and over this period we have operated at a loss. We have an accumulated deficit of $660.2 million as of December 31, 2025. Restructuring and Facilities Closures As a part of our focus on reducing our operating expenses and focus on becoming profitable, we have recently implemented company-wide workforce restructurings and facilities reductions. In connection with the reorganizations, we recorded charges totaling $1.9 million and $2.0 million related to the reductions in our workforce, warehousing facilities and headquarters office footprint for the years ended December 31, 2025 and 2024, respectively. Key Factors Affecting Our Operating Performance We believe that our future business is dependent on many factors. While each of these factors presents significant opportunities for us, they also pose important challenges that we must successfully address to enable us to grow our business and improve our operations while staying true to our mission, including those discussed below and in the section entitled “Risk Factors”. Table of Contents 48

Ability To Grow our Brand Awareness Our brand is integral to the growth of our business and is essential to our ability to engage with our community. Our performance will depend on our ability to profitably attract new customers and encourage consumer spending across our product portfolio. We believe the core elements of continuing to grow our brand awareness in a manner that increases our market penetration are highlighting our products’ qualities of being natural, sustainable and effective and the effectiveness of our marketing efforts. Cost-Efficient Acquisition of New Customers and Retention of Existing Customers on our DTC Platform Our ability to attract new customers is a key factor for our future growth. In recent years, changes in the algorithms used for targeting and purchasing online advertising, changes to privacy and online tracking, changes to our purchase flow and subscription processes, supply and demand dynamics in the market, and other factors have caused the cost of marketing on these channels to increase consistently. Failure to effectively adapt to changes in online marketing dynamics or changes to our internet platform, or to otherwise attract customers on a cost-efficient basis would adversely impact our path to revenue growth, our profitability and our operating results. Our ability to balance cost-efficient customer acquisitions while driving consumer awareness may impact the cost of our acquiring new customers, our profitability and our operating results. The future activity level and profitability of our DTC customer base will depend on our ability to continue to offer a compelling value proposition to consumers including strong selection, pricing, customer service, smooth and compelling web and mobile application experience, fast and reliable fulfillment, and curation within natural and sustainable products. Our success is also dependent on our ability to maintain relevance with our consumers on a regular basis through high performing products and a consumer-friendly refill and fulfillment process, and most importantly to provide consumers with products that consistently outperform their expectations. Our ability to execute on these key value-driving areas for consumers, and to remain competitive and compelling, are necessary for our future growth. A lack of success in these areas would materially impact our operating results and financial performance. Ability to Achieve Profitable Growth; Positive Cash Flow and Scale We believe we are in the early stages of realizing a substantial opportunity to transform the consumer products industry into a force for environmental and human good by creating and curating planet-first, high-performance brands and products. In recent years, we have substantially reduced our expense structure and operations in light of declining revenue, and as a result we have reduced our operating losses and cash consumption. To grow and achieve profitability over the longer term, we will need to re-invest to expand our DTC business and achieve a scale that will allow us to drive efficiencies in generating brand awareness, acquiring and retaining customers, creating operating leverage over headcount and other overhead, and fulfilling orders. Our recent gains in approaching profitability may not be sustainable in the near term due to the effects of steps we may take to drive growth or other factors. If we are unable to achieve profitable growth, our prospects may be materially and adversely affected. Ability to Successfully Transition our ecommerce platform In March 2025, we began migrating our ecommerce platform from our legacy internally-developed solution to third party service providers that offer ecommerce solutions. We have completed the migration and are in the process of resolving issues identified after the migration while simultaneously working towards optimizing the customer experience. We expect this migration to provide us with significant advantages, such as enhanced scalability, access to advanced ecommerce functionalities, and improved security measures. To date, we have experienced and expect to continue experiencing disruptions to platform operations, including user experience, inventory management, fulfillment operations and payment processing, which has adversely affected our operating results and financial condition. This transition away from our legacy platform exposes us to vendor-specific risks, such as service disruptions, changes in pricing and inventory management, potential reduced flexibility in our ecommerce experience or alterations in the platform's features and execution and fulfillment risks as we migrate our customer experience to the new platform. Our ability to realize the expected benefits of this transition is substantially dependent upon our ability to address these issues. Table of Contents 49

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Key Operating and Financial Metrics

In addition to our consolidated financial statements, included elsewhere in this Annual Report on Form 10-K, we assess the performance of our overall business using the following metrics and measures, among others. We use the metrics to aid us in identifying trends, formulating financial projections, making strategic decisions, assessing operational efficiencies and monitoring our business.

Our DTC platform remains a core part of our strategy and customer value proposition in addition to providing key data and customer feedback driving our innovation process.

The following table presents our key operating metrics for the periods presented:

	Year Ended December 31,	
(in thousands, except DTC Net Revenue Per Order)	2025	2024
Financial and Operating Data		
DTC Total Orders	2,420	2,930
DTC Active Customers	599	688
DTC Net Revenue Per Order	$ 67	$ 67

DTC Total Orders

We determine our number of DTC Total Orders by counting the number of customer orders submitted through our website and mobile application that have been shipped within the period. The metric includes orders that have been refunded, excludes reshipments of customer orders for any reason including damaged and missing products, and excludes retail orders. Refunded orders are included in DTC Total Orders as we believe this provides more meaningful order management performance metrics, including fulfillment cost efficacy and refund rates. Changes in DTC Total Orders in a reporting period capture both the inflow of new customers, changes in order frequency of existing customers and customer attrition. We view the number of Total DTC Orders as a key indicator of trends in our DTC platform, and our future success in this channel will depend in part on our ability to drive growth through new customer acquisition and by increasing existing customer engagement. In the year ended December 31, 2025, DTC Total Orders declined primarily due to our lower advertising spend in prior years, resulting in fewer new customers and therefore fewer overall orders. Additionally, DTC Total Orders was negatively impacted by technology disruptions to our DTC platform.

DTC Active Customers

As of the last day of each reporting period, we determine our number of DTC Active Customers by counting the number of individual customers who submitted orders through our DTC platform, and for whom an order has shipped, at least once during the preceding 364-day period. The change in active customers in a reporting period captures both the inflow of new customers as well as the outflow of customers who have not made a purchase in the last 364 days. We view the number of active customers as one of the key indicators of growth in our DTC channel. In the year ended December 31, 2025, DTC Active Customers declined primarily due to our lower advertising spend, resulting in fewer new customers and therefore fewer overall orders, and negative impacts from technology disruptions to our DTC platform.

DTC Net Revenue Per Order

We define DTC Net Revenue Per Order as our DTC Total Net Revenue in a given reporting period, divided by the DTC Total Orders in that period. We view DTC Net Revenue per Order as a key indicator of the performance of our DTC business. DTC Net Revenue Per Order had a slight improvement in the year ended December 31, 2025 compared to the prior year comparative period due to improved promotional strategies, as well as an increase in higher priced items in customer orders.

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Non-GAAP Financial Measures: Adjusted EBITDA and Adjusted EBITDA Margin

We prepare and present our financial statements in accordance with U.S. GAAP ("GAAP"). In addition, we believe that Adjusted EBITDA, when taken together with our financial results presented in accordance with GAAP, provides meaningful supplemental information regarding our operating performance and facilitates internal comparisons of our historical operating performance on a more consistent basis by excluding certain items that may not be indicative of our business, results of operations or outlook. For these reasons, management uses Adjusted EBITDA in evaluating our operating performance and resource allocation and forecasting. As such, we believe Adjusted EBITDA provides investors with additional useful information in evaluating our performance.

We calculate Adjusted EBITDA as net loss, adjusted to exclude: stock-based compensation expense; depreciation and amortization; changes in fair values of derivative liabilities; interest income; interest expense; restructuring costs; transaction related costs related to certain strategic merger & acquisition projects; loss on extinguishment of debt; provision for income taxes and certain litigation and legal settlement expenses that we do not consider representative of our underlying operations. We define Adjusted EBITDA Margin as Adjusted EBITDA divided by net revenue. Because Adjusted EBITDA excludes these elements that are otherwise included in our GAAP financial results, this measure has limitations when compared to net loss determined in accordance with GAAP. Further, Adjusted EBITDA is not necessarily comparable to similarly titled measures used by other companies. For these reasons, investors should not consider Adjusted EBITDA in isolation from, or as a substitute for, net loss determined in accordance with GAAP.

The following table presents a reconciliation of net loss, the most directly comparable financial measure stated in accordance with GAAP, to Adjusted EBITDA, for each of the periods presented.

	Year Ended December 31,	
	2025	2024
Reconciliation of Net Loss to Adjusted EBITDA	(in thousands)	
Net loss	$ (11,716)	$ (27,423)
Stock-based compensation	4,284	11,995
Depreciation and amortization	1,680	9,821
Changes in fair value of derivative liabilities	(404)	(9,888)
Interest income	(455)	(3,057)
Interest expense	1,225	12,777
Restructuring expenses (1)	1,919	2,032
Transaction related costs (2)	1,275	—
Loss on extinguishment of debt	—	5,004
Provision for income taxes	33	40
Total Adjusted EBITDA	$ (2,159)	$ 1,301
Net loss margin	(6.7)%	(13.5)%
Adjusted EBITDA margin	(1.2)%	0.6 %

(1) Restructuring expenses for the year ended December 31, 2025 consisted of $1.0 million in severance-related charges and $0.9 million related to the impairment of operating lease right-of-use assets and fixed assets of our San Francisco lease. Restructuring expenses for the year ended December 31, 2024 consisted of $3.1 million gain from our modification of the lease at our San Francisco headquarters offset by $1.3 million of costs related to our move to a new distribution facility in Nevada, $2.5 million in severance-related charges, and $1.3 million related to impairment of operating lease right-of-use assets.

(2) Transaction related costs are costs and expenses primarily associated with the acquisitions of Grab Green and 8Greens. These costs include costs of integrating the businesses and costs for third-party legal, accounting, consulting and other similar type professional services. These costs are considered incremental to our normal operating charges and were incurred solely as a result of the transactions.

Components of Results of Operations

Revenue, Net

We generate revenue primarily from the sale of both third-party and our Grove Brands products through our DTC platform. Customers purchase products through the website or mobile application through a combination of directly selecting items from the catalog, items that are suggested by our recommendation engine, and featured products that appear in marketing on-site, in emails and on our mobile application. Most customers purchase a combination of products

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recommended by us based on previous purchases and new products discovered through marketing or catalog browsing. Customers can opt to subscribe and have orders auto-shipped to them on a specified date or shipped immediately through an option available on the website and mobile application. We recognize revenue from the sale of our products through our DTC platform net of discounts, sales tax, customer service credits and estimated refunds. Sales tax collected from customers is not considered revenue and is included in accrued liabilities until remitted to the taxing authorities. While our historical financial results have included selling in brick-and-mortar retail channels, we completed our exit from these channels in 2025. In December 2025, we introduced our Green Rewards customer loyalty program which enables our customers to earn a rewards balance from purchases and other activities that these customers can apply to future purchases. We defer revenue when cash payments are received in advance of performance for unsatisfied obligations related to our Green Rewards customer loyalty program and Green Rewards VIP Membership. Cost of Goods Sold Cost of goods sold consists of the product costs of merchandise, inbound freight costs, vendor allowances, costs associated with inventory shrinkage and damages and inventory write-offs and related reserves. Gross Profit and Gross Margin Gross profit represents revenue less the cost of goods sold. Gross margin is gross profit expressed as a percentage of revenue. To help motivate first-time customers to purchase on our DTC platform, we generally offer higher discounts and free product offerings, and as a result, our overall margins can be adversely affected in periods of rapid new customer acquisition. Our gross margin also fluctuates from period-to-period based on promotional activity, product and channel mix, the timing of promotions and launches, and inbound transportation rates, among other factors. Our gross profit and gross margin may not be comparable with that of other retailers because we include certain fulfillment related costs in selling, general, and administrative expenses while other retailers may include these expenses in cost of goods sold. Operating Expenses Our operating expenses consist of advertising, product development, and selling, general and administrative expenses. Advertising Advertising costs are expensed as incurred and consist primarily of our customer acquisition costs associated with online advertising, as well as advertising on television, direct mail campaigns and other media. Costs associated with the production of advertising are expensed when the first advertisement is shown. Product Development Product development expenses are related to the ongoing support and maintenance of our DTC platform, as well as amortization of capitalized, internally developed software and the product and packaging innovation in our Grove Brands products. Product development expenses consist primarily of personnel-related expenses, including salaries, bonuses, benefits and stock-based compensation expense. Product development costs also include allocated facilities, equipment, depreciation and overhead costs. Selling, General and Administrative Selling, general and administrative expenses consist primarily of compensation and benefit costs for personnel involved in general corporate functions, including stock-based compensation expense, and certain fulfillment costs, as further outlined below. Selling, general and administrative expenses also include the allocated facilities, equipment, depreciation and overhead costs, marketing costs including qualified cost of credits issued through our referral program, costs associated with our customer service operation, and costs of environmental offsets. Selling, general and administrative expenses have declined in 2025 as a result of decreases in fulfillment costs largely driven by lower sales and our cost management initiatives. In November 2025, we executed a reduction in force as part of an initiative to streamline selling, general, and administrative expenses, which is expected to lower our ongoing cost structure and deliver savings. We anticipate this reduction in force will result in operating efficiencies for our business. Table of Contents 52

Fulfillment costs represent those costs incurred in operating and staffing our fulfillment centers, including costs attributable to receiving, inspecting and warehousing inventories, picking, packing and preparing customer orders for shipment, outbound shipping and handling expenses, packing materials costs and payment processing and related transaction costs. These costs are included within selling, general and administrative expenses in the consolidated statements of operations. Non-operating expenses, net Interest expense consists primarily of interest expense associated with our debt financing arrangement. In fiscal year 2025, we have recorded lower interest expense due to the extinguishment of the Structural Debt Facility (as defined below). To the extent there are changes in prevailing interest rates in future periods, we anticipate cash payments for interest and interest expense to fluctuate as interest rates change. Loss on extinguishment of debt relates to the full payoff of the Structural Debt Facility in 2024 that was accounted for as an extinguishment. Change in fair values of derivative liabilities consists primarily of changes in fair values of Earn-Out Shares, Public Warrants and Private Placement Warrant and the derivative liability related to our term debt we extinguished in 2024 (the “Structural Derivative Liability”). Changes in the fair value of our derivative liabilities may fluctuate significantly in future periods primarily due to fluctuations in the fair value of our common stock. Other income, net consists primarily of interest income. Provision for Income Taxes We account for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are determined based on the difference between the financial statements and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. We recognize the benefits of tax- return positions in the financial statements when they are more likely than not to be sustained by the taxing authority, based on the technical merits at the reporting date. We consider many factors when evaluating and estimating our tax positions and tax benefits, which may require periodic adjustments, and which may not accurately forecast actual outcomes. We recognize interest and penalties related to unrecognized tax benefits, if any, as income tax expense. Table of Contents 53

Results of Operations The following table sets forth our results of operations for each period presented: Year Ended December 31, 2025 2024 (in thousands) Revenue, net $ 173,716 $ 203,425 Cost of goods sold 80,443 94,077 Gross profit 93,273 109,348 Operating expenses: Advertising 9,710 10,265 Product development 7,484 18,456 Selling, general and administrative 87,396 103,174 Operating loss (11,317) (22,547) Non-operating expenses: Interest expense 1,225 12,777 Loss on extinguishment of debt — 5,004 Changes in fair value of derivative liabilities (404) (9,888) Other income, net (455) (3,057) Total non-operating expenses, net 366 4,836 Loss before provision for income taxes (11,683) (27,383) Provision for income taxes 33 40 Net loss $ (11,716) $ (27,423) The following table sets forth our consolidated statements of operations data expressed as a percentage of net revenue: Year Ended December 31, 2025 2024 (as a percentage of revenue) Revenue, net 100% 100 % Cost of goods sold 46 46 Gross profit 54 54 Operating expenses: Advertising 6 5 Product development 4 9 Selling, general and administrative 50 51 Operating loss (6) (11) Non-operating expenses: Interest expense 1 6 Loss on extinguishment of debt — 2 Changes in fair value of derivative liabilities — (5) Other income, net — (2) Total non-operating expenses, net 1 4 Loss before provision for income taxes (7) (13) Provision for income taxes — — Net loss (7) % (13) % Table of Contents 54

Comparisons of the Year Ended December 31, 2025 and December 31, 2024 Revenue, Net Year Ended December 31, Change 2025 2024 Amount % (in thousands) Revenue, net: Grove Brands $ 71,940 $ 82,942 $ (11,002) (13) % Third-party products 101,776 120,483 $ (18,707) (16) % Total revenue, net $ 173,716 $ 203,425 $ (29,709) (15) % Revenue decreased by $29.7 million, or 15%, for the year ended December 31, 2025 as compared to the year ended December 31, 2024, primarily driven by a decrease in DTC Total Orders from lower advertising expenses in previous periods and disruptions related to the migration from our internally developed legacy ecommerce platform to third party service providers for the year ended December 31, 2025 compared to the prior year. Cost of Goods Sold and Gross Profit Year Ended December 31, Change 2025 2024 Amount % (in thousands) Cost of goods sold $ 80,443 $ 94,077 $ (13,634) (14) % Gross profit 93,273 109,348 (16,075) (15) % Gross margin 54% 54% — % Cost of goods sold decreased by $13.6 million, or 14%, for the year ended December 31, 2025 as compared to the year ended December 31, 2024, primarily driven by a decrease in DTC Total Orders. Gross margin in the year ended December 31, 2025 decreased by 6 basis points compared to the year ended December 31, 2024, driven by the removal of certain customer per-order fees and a decreased release of previously reserved for inventory from the prior period. These decreases were offset by improved promotional strategies which resulted in fewer discounts offered to customers and increased allowances from our vendors. Advertising Expenses Year Ended December 31, Change 2025 2024 Amount % (in thousands) Advertising $ 9,710 $ 10,265 $ (555) (5) % Advertising expenses decreased by $0.6 million, or 5%, for the year ended December 31, 2025, as compared to the year ended December 31, 2024, primarily due to decreases in online advertising, offset by increases in television advertising expenses. Table of Contents 55

Product Development Expenses Year Ended December 31, Change 2025 2024 Amount % (in thousands) Product development $ 7,484 $ 18,456 $ (10,972) (59) % Product development expenses decreased by $11.0 million, or 59%, for the year ended December 31, 2025 as compared to the year ended December 31, 2024, primarily due to a $6.2 million decrease in amortization expenses related to certain internally developed software which was fully amortized at the end of fiscal year 2024, a $3.6 million decrease in salaries and stock based compensation from reductions in headcount and a $0.9 million decrease in severance-related expenses. Selling, General and Administrative Expenses Year Ended December 31, Change 2025 2024 Amount % (in thousands) Selling, general and administrative $ 87,396 $ 103,174 $ (15,778) (15) % Selling, general and administrative expenses decreased by $15.8 million, or 15%, for the year ended December 31, 2025 as compared to the year ended December 31, 2024. Stock-based compensation decreased by $7.2 million for the year ended December 31, 2025 as compared to the year ended December 31, 2024 due to decreases in the grant date fair value of awards and reductions in headcount. Corporate salaries decreased by $2.7 million for the year ended December 31, 2025 as compared to the year ended December 31, 2024 driven by reductions in headcount. Fulfillment costs decreased by $5.9 million for the year ended December 31, 2025 as compared to the year ended December 31, 2024 due to a lower volume of orders. Other general and administrative costs, excluding stock-based compensation expense and corporate salaries and fulfillment costs, decreased by $4.6 million, which includes a $1.9 million decrease in depreciation expense primarily due to accelerated depreciation associated with the closure of our Missouri facility in the prior period that did not recur in the current period, a $1.0 million decrease in other expenses related to closing our Missouri facility, a $0.6 million decrease in professional fees, a $0.6 million decrease in insurance expenses and a $0.5 million decrease in impairment related to our operating lease right-of-use assets, for the year ended December 31, 2025 as compared to the year ended December 31, 2024. These decreases were offset by the absence of a $3.1 million gain recorded for the year ended December 31, 2024 related to a partial lease termination of our San Francisco office that occurred in March 2024 and a $1.3 million increase in certain fees and expenses to support our acquisitions. Interest Expense Year Ended December 31, Change 2025 2024 Amount % (in thousands) Interest expense $ 1,225 $ 12,777 $ (11,552) (90) % Interest expense decreased by $11.6 million, or 90%, for the year ended December 31, 2025 as compared to the year ended December 31, 2024 primarily due to the extinguishment of the Structural Debt Facility in 2024. See the section titled “Liquidity and Capital Resources” below for further details. Table of Contents 56

Non-operating expenses, net Year Ended December 31, Change 2025 2024 Amount % (in thousands) Loss on extinguishment of debt $ — $ 5,004 $ (5,004) (100) % Changes in fair value of derivative liabilities (404) (9,888) 9,484 (96) % Other income, net (455) (3,057) 2,602 (85) % Loss on extinguishment of debt resulted from the repayment of our Structural Debt Facility during the year ended December 31, 2024. See the section titled “Liquidity and Capital Resources—Loan Facilities” below for further details. The change in the fair value of derivative liabilities for the year ended December 31, 2025, was primarily driven by the settlement of the Structural Derivative in connection with the payoff of the Structural Debt Facility. Other income, net decreased by $2.6 million, or 85%, for the year ended December 31, 2025 as compared to the year ended December 31, 2024, primarily due to the full payoff of the Structural Debt Facility in 2024, which reduced the cash balance available for earning interest income. Table of Contents 57

Liquidity, Capital Resources and Requirements As of December 31, 2025, we had $8.5 million in unrestricted cash and cash equivalents (which excludes restricted cash of $3.3 million). We incurred negative cash flow from operating activities of $7.0 million for the year ended December 31, 2025. We have incurred significant losses since inception and have an accumulated deficit of approximately $660.2 million. To date, we have funded our operations principally through redeemable convertible preferred stock and common stock financings, the incurrence of debt and the closing of the Business Combination. We have total outstanding indebtedness of $7.5 million as of December 31, 2025. On August 11, 2023 (the “Series A Preferred Stock Closing Date”), we entered into a subscription agreement with Volition Capital Fund IV, L.P. (“Volition”) and received gross proceeds of $10.0 million in exchange for 10,000 shares of our Series A Redeemable Convertible Preferred Stock (the “Series A Preferred Stock”), a warrant to purchase 1,579,778 shares of our Class A common stock at an exercise price of $6.33 (the “Volition Warrants”) and a warrant to purchase 20,905 shares of our Class A common stock at an exercise price of $0.01 per share (the “Volition Penny Warrants”). The Series A Preferred Stock was redeemable, at the option of the holder, for the original issuance price plus any declared but unpaid dividends following the seventh anniversary of the Series A Preferred Stock Closing Date (“Optional Redemption”). On September 20, 2024, we entered into a subscription agreement with Volition where we received gross proceeds of $15.0 million in exchange for 15,000 shares of our Series A' Redeemable Convertible Preferred Stock (the “Series A' Preferred Stock” and together with the Series A Redeemable Convertible Preferred Stock, the “Preferred Stock”). In connection with the issuance of the Series A' Preferred Stock, we agreed with Volition to cancel the Volition Warrants, cancel the Volition Penny Warrants and modify certain redemption terms of the Series A Preferred Stock already held by Volition, such that it is no longer subject to Optional Redemption. The holders of our outstanding Preferred Stock are entitled to receive cumulative dividends at the rate of 6% per annum of the original issuance price of each share. Such accruing dividends are payable only when, as and if declared by our Board of Directors. On March 10, 2023, we entered into the Siena Revolver (defined below) with Siena Lending Group, LLC (“Siena”) which permits us to receive funding through a revolving line of credit with an initial commitment of $35.0 million. The total borrowing capacity under the Siena Revolver is subject to certain conditions, including our inventory, accounts receivable balances and certain qualifying cash balances held with third party processors and other limitations as specified in the agreement. Additional borrowing capacity from the Siena Revolver was $1.1 million as of December 31, 2025. On May 8, 2025, the Company entered into a third amendment to the Siena Revolver which, among other things, extended the maturity date of the Siena Revolver to April 10, 2028 and eliminated the financial covenant applicable to the Siena Revolver. On September 26, 2025, the Company entered into a fourth amendment, which among other things, amended the Siena Revolver to include certain qualifying cash balances held with third party processors in the borrowing base, subject to such balances meeting eligibility criteria. On May 15, 2025, we received notice from the New York Stock Exchange (the “NYSE”) that we are not in compliance with the requirement of Section 802.01B of the New York Stock Exchange Listed Company Manual (the “NYSE Manual”) that we have an average market capitalization of not less than $50.0 million over a consecutive 30 trading-day period and stockholders’ equity of not less than $50.0 million (the “Minimum Market Capitalization Standard” and such notice, the “NYSE Notice”). Pursuant to the NYSE Notice, we are subject to the procedures set forth in Sections 801 and 802 of the NYSE Manual and submitted a business plan on June 27, 2025 that demonstrated how we expect to return to compliance with this continued listing standard within 18 months of receipt of the NYSE Notice (the “Cure Period”). The NYSE informed us that it had accepted the plan on August 5, 2025. As a result, the NYSE will review us on a quarterly basis during the Cure Period to confirm compliance with the plan. If we fail to comply with the plan or do not meet the Minimum Market Capitalization Standard by the end of the Cure Period, we will be subject to NYSE’s prompt initiation of suspension and delisting procedures. On July 18, 2022, we entered into the Standby Equity Purchase Agreement (“SEPA”) with YA II PN, LTD. (“Yorkville”), whereby we have the right, but not the obligation, to sell to Yorkville up to $100 million of our shares of common stock at our request until July 18, 2025, subject to certain conditions. On July 8, 2025, we and Yorkville amended the SEPA (the “Amended SEPA”) to extend the term to August 1, 2027. The shares of our common stock that may be issued under the SEPA may be sold by us to Yorkville at our discretion from time to time and sales of our common stock under the SEPA will depend upon market conditions and other factors. Additionally, in no event may we sell more than Table of Contents 58

6,511,532 shares of our common stock to Yorkville under the SEPA, which number of shares is equal to 19.99% of the shares of the Company's common stock outstanding immediately prior to the execution of the SEPA (the “Exchange Cap”), unless we obtain stockholder approval to issue shares of common stock in excess of the Exchange Cap in accordance with applicable NYSE rules or comply with certain other requirements as described in the Amended SEPA. Unless our average stock price exceeds $15.33, we will be unable to sell the full $100.0 million commitment to Yorkville without seeking stockholder approval to issue additional shares in excess of the Exchange Cap. As of December 31, 2025, we have sold 147,965 shares under the SEPA and there were 6,363,567 shares available to be sold to Yorkville under the Exchange Cap. As of February 27, 2026, under the terms of the SEPA we would be able to raise additional gross proceeds of approximately $8.8 million. Management believes that currently available resources will provide sufficient funds to enable us to meet our obligations for at least one year following the date these consolidated financial statements are available to be issued. Cash from operations could be affected by our customers and other risks detailed in the section titled “Risk Factors.” In the event we raise additional capital to execute strategic initiatives and fund our operations, our ability to raise additional capital may be adversely impacted by the trading price of our common stock. We may seek access to additional funds by utilizing the SEPA. Additionally, we may seek additional funds through new public or private equity offerings or new debt financings, through partnering or other strategic arrangements, through the exercise of certain of our warrants, or a combination of the foregoing. There can be no assurance that any such new debt or new equity financing arrangements will be available on terms acceptable to the Company, or at all. To the extent that we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution. Debt financing arrangements may require us to pledge certain assets or enter into covenants that could restrict our operations or our ability to pay dividends or other distributions on our common stock or incur further indebtedness. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. In addition, our Class A Common Stock trading price may not exceed the respective exercise prices of our Public Warrants, Private Placement Warrants and/or our other outstanding warrants before the respective warrants expire, and therefore we may not receive any proceeds from the exercise of warrants to fund our operations. If we are unable to raise additional capital when desired, our business, results of operations, and financial condition could be materially and adversely affected. Contractual Obligations and Other Commitments Our most significant contractual obligations relate to our loan facility, purchase commitments on inventory and operating lease obligations on our fulfillment centers and corporate offices. As of December 31, 2025, we had $11.2 million of enforceable and legally binding inventory purchase commitments predominantly due within one year. For information on our contractual obligations for operating leases, see “Leases” in Note 8 of the Notes to our audited consolidated financial statements as of and for the years ended December 31, 2025 and 2024 included in this filing on Form 10-K. Loan Facility On March 10, 2023, we entered into a Loan and Security Agreement (the “Siena Revolver”) with Siena Lending Group, LLC which permits us to receive funding through a revolving line of credit with an initial commitment of $35.0 million. The borrowing capacity under the Siena Revolver is subject to certain conditions, including our inventory, accounts receivable balances and certain qualifying cash balances held with third party processors and other limitations as specified in the agreement. If at any time the amount of outstanding borrowings under the Siena Revolver exceeds the borrowing capacity, we are required to prepay borrowings sufficient to eliminate the excess. As of December 31, 2025, there was an outstanding principal amount of $7.5 million and additional borrowing capacity was $1.1 million under the Siena Revolver. The interest rates applicable to borrowings under the Siena Revolver are based on a fluctuating rate of interest measured by reference to either, at our option, (i) a Base Rate plus 3.25% or (ii) the term Secured Overnight Financing Rate (“Term SOFR”) then in effect, plus 4.25%. The Base Rate is defined as the greatest of: (1) Prime Rate as published in the Wall Street Journal, (2) federal funds rate (“Federal Funds Rate”) plus 0.50% and (3) 5.00% per annum. In accordance with the agreement, Siena has been provided with our periodic financial statements and updated projections to facilitate their ongoing assessment of the Company. The Siena Revolver matures on April 10, 2028. Table of Contents 59

Cash Flows The following table summarizes our cash flows for the periods presented: Year Ended December 31, 2025 2024 Change (in thousands) Net cash used in operating activities $ (6,954) $ (9,749) (28.7) % Net cash used in investing activities (3,999) (1,621) 146.7 % Net cash used in financing activities (1,559) (59,189) (97.4) % Net decrease in cash, cash equivalents and restricted cash $ (12,512) $ (70,559) Operating Activities Net cash used in operating activities was $7.0 million for the year ended December 31, 2025, primarily attributable to our net loss of $11.7 million, non-cash adjustments of $6.5 million, and an increase in our net operating assets and liabilities of $1.7 million. Non-cash adjustments consisted primarily of a $4.3 million stock-based compensation expense, $1.7 million in depreciation and amortization, $0.9 million in asset impairment and $0.3 million in non-cash interest expense, partially offset by $0.4 million in changes in fair value of derivative liabilities and $0.3 million in changes to our inventory write-downs. The change in operating assets and liabilities primarily resulted from a $2.5 million net decrease in accounts payable and accrued expenses due to overall decreases in our expenses and timing of payments, a decrease of $1.3 million in deferred revenue, a $1.2 million increase in prepaid expenses and other assets and $0.4 million decrease in other liabilities, partially offset by a $3.3 million decrease in our inventory and a $0.5 million increase in net operating lease right-of-use assets and liabilities. Net cash used in operating activities was $9.7 million for the year ended December 31, 2024, primarily attributable to our net loss of $27.4 million, non-cash adjustments of $15.2 million, and an increase in our net operating assets and liabilities of $2.4 million. Non-cash adjustments consisted primarily of a $12.0 million stock-based compensation expense, $9.8 million in depreciation and amortization, $5.0 million in loss on extinguishment of debt, $3.4 million in non-cash interest expense and $1.3 million in asset impairment, partially offset by $9.9 million in changes in fair value of derivative liabilities, $3.1 million gain on lease modification and $3.1 million in changes to our inventory write- down. The change in operating assets and liabilities primarily resulted from a $4.3 million decrease in net operating lease right-of-use assets and liabilities primarily driven by payments related to the modification of our lease at our San Francisco offices and a $5.9 million net decrease in accounts payable and accrued expenses, partially offset by a $12.5 million decrease in our inventory. Investing Activities Net cash used in investing activities of $4.0 million for the year ended December 31, 2025 was primarily due to $2.8 million of cash paid for strategic acquisitions and $1.2 million for the purchases of property and equipment. Net cash used in investing activities of $1.6 million for the year ended December 31, 2024 was primarily due to purchases of property and equipment, including capitalized software development. Financing Activities Net cash used in financing activities of $1.6 million for the year ended December 31, 2025 primarily consisted of payments related to stock-based award activities of $1.3 million and repayment of $0.3 million on financed insurance premiums. Net cash used by financing activities was $59.2 million for the year ended December 31, 2024 and primarily consisted of the repayment of debt, including the settlement of the Structural Derivative Liability of $72.3 million, net payments related to stock-based awards of $1.4 million, payment of Series A' Preferred Stock issuance costs of $0.5 million and payment of debt issuance costs of $0.3 million. These outflows were partially offset by $15.0 million in proceeds from the issuance of the Series A' Preferred Stock. Table of Contents 60

Off-Balance Sheet Arrangements We do not have any off-balance sheet financing arrangements, as defined in Item 303 of Regulation S-K, as of the year ended December 31, 2025. Critical Accounting Estimates Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of our consolidated financial statements and related disclosures requires us to make estimates, assumptions and judgments that can have a significant impact on the amounts reported in those consolidated financial statements and accompanying notes. We believe that the estimates, assumptions and judgments involved in the accounting policies described below have the greatest potential impact on our consolidated financial statements and, therefore, we consider these to be our critical accounting policies. Accordingly, we evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions and conditions. Our significant accounting policies are described in Note 2 to our audited consolidated financial statements as of and for the years ended December 31, 2025 and 2024 included in this Annual Report on Form 10-K. Public Warrants and Private Placement Warrants Historically, we have relied on the public trading price of the Public Warrants to value the related Public Warrant and Private Placement Warrant Liabilities. On June 12, 2023, the Public Warrants were delisted by the New York Stock Exchange due to the low trading price. The Public Warrants that were previously traded on the NYSE under the symbol GROV WS may be quoted and traded in the over-the-counter market. As there is no longer a publicly available trading price for the Public Warrants, we estimate the value of the Public Warrant and Private Placement Warrants using a Black- Scholes pricing model. The Black-Scholes option-pricing model utilizes inputs and assumptions which involve inherent uncertainties and generally require significant judgment. As a result, if factors or expected outcomes change and significantly different assumptions or estimates are used, our Public Warrant and Private Placement Warrant liabilities could be materially different. Significant inputs and assumptions include: Fair Value of Common Stock – The fair value of the shares of common stock underlying the warrants has been determined based on market prices Expected Term – The Company’s expected term represents the period that the Company’s Public Warrant and Private Placement Warrant are expected to be outstanding and is determined to be the contractual term of such warrants Expected Volatility – Because we were privately held prior to the Business Combination and there was no active trading market for our common stock, the expected volatility is estimated based on a weighted-average volatility of our publicly traded common stock and publicly traded companies that we consider to be comparable, over a period equal to the expected term of the warrants. Risk-Free Interest Rate – The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of the Public Warrant and Private Placement Warrants. Expected Dividend – We have never paid dividends on our common stock and have no plans to pay dividends on our common stock. Therefore, we used an expected dividend yield of zero. Table of Contents 61

Earn-Out Share Liability At the closing of the Business Combination, certain Legacy Grove shareholders were issued an aggregate of 2,799,696 shares of Grove Class B Common Stock (“Earn-Out Shares”). Certain shareholders have surrendered an aggregate 197,292 Earn-Out Shares which, per terms of the Merger Agreement (as defined below), were cancelled by the Company and not reallocated among the remaining holders. The remaining 2,602,404 shares are subject to vesting and forfeitures based upon certain triggering events that can occur during a period of ten years following the closing of the Business Combination (the “Earn-Out Period”). The triggering events that will result in the vesting of the Grove Earn-Out Shares during the Earn-Out Period are the following: • 1,301,202 shares will vest if the share price of our Class A Common Stock is greater than or equal to $62.50 over any 20 trading days within any consecutive 30 trading day period during the Earn-Out Period; • 1,301,202 shares will vest, including the shares subject to the $62.50 threshold if not previously vested, if the share price of our Class A Common Stock is greater than or equal to $75.00 over any 20 trading days within any 30 consecutive trading day period during the Earn-Out Period; and • If, during the Earn-Out Period, there is a Change of Control Transaction (as defined in the Merger Agreement), then all remaining triggering events that have not previously occurred and the related vesting conditions shall be deemed to have occurred. If, at any time prior to the expiration of the Earn-Out Period, any holder of Grove Earn-Out Shares forfeits all or any portion of such holder’s Grove options and restricted stock units, all unvested Grove Earn-Out Shares issued to such holder with respect to any such awards shall be automatically forfeited to the Company and distributed to the other holders of Legacy Grove securities as of immediately prior to the closing of the Business Combination on a pro rata basis. Earn-Out shares which are subject to a service condition are accounted for under Accounting Standards Codification (“ASC”) 718. See Note 4—Fair Value Measurements and Fair Value of Financial Instruments and Note 10—Common Stock and Warrants. Earn-Out Shares which are not subject to service conditions were accounted for as liability classified instruments in accordance with ASC Topic 815-40, as such shares were not solely indexed to the common stock of the Company and the events that determine the number of Earn-Out Shares required to vest include events that are not solely indexed to the fair value of common stock of the Company. Such Earn-Out Shares will be measured at fair value at each reporting date until they are settled or meet the criteria for equity classification, and changes in the fair value will be recorded in the consolidated statements of operations. The fair value of the Earn-Out Shares liability is estimated using a Monte Carlo options pricing model utilizing assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The expected volatility assumption is estimated using an average of the implied volatility of our publicly traded common stock and an implied volatility based on our peer companies estimated using the Monte Carlo simulation of the stock prices based on the implied market volatility. We have historically been a private company with limited company-specific historical and implied volatility information. Accordingly, the volatility assumption used in the model is subjective and requires significant management judgment. Management estimated the expected volatility assumption based on the implied market volatility. Changes in this assumption, including the selection of or quantities of companies with the peer company set, could materially affect the estimate of the fair value of these instruments and the related change in fair value of these instruments that will be recorded in the Company’s consolidated statements of operations. Inventories Inventory is recorded at the lower of weighted average cost and net realizable value. The cost of inventory consists of merchandise costs and inbound freight, net of any vendor allowances. Inventory valuation requires us to make judgments, based on currently available information, about the likely method of disposition, such as through sales to individual customers or liquidations, and expected recoverable values of each disposition category. We record inventory write-downs based on the excess of the carrying value or average cost over the amount we expect to realize from the ultimate sale of the inventory. Table of Contents 62

Stock-Based Compensation We recognize the cost of share-based awards granted to employees and non-employees based on the estimated grant- date fair value of the awards. For stock option awards with service only vesting conditions, we recognize expenses on a straight-line basis over the requisite service period, which is generally the vesting period of the award. We estimate the grant-date fair value of the stock option awards with service only vesting conditions using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model utilizes inputs and assumptions which involve inherent uncertainties and generally require significant judgment. As a result, if factors or expected outcomes change and significantly different assumptions or estimates are used, our stock-based compensation could be materially different. Significant inputs and assumptions include: Fair value of Common Stock – The fair value of the shares of common stock underlying our stock options has been determined based on market prices. Expected Term – The expected term represents the period that our stock-based awards are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term). Expected Volatility – Because we were privately held prior to the Business Combination and there was no active trading market for our common stock, the expected volatility is estimated based on the average volatility for publicly traded companies that we consider to be comparable, over a period equal to the expected term of the stock option grants. Risk-Free Interest Rate – The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of option. Expected Dividend – We have never paid dividends on our common stock and have no plans to pay dividends on our common stock. Therefore, we used an expected dividend yield of zero. The fair value of RSU awards is determined using the price of our common stock on the grant date. For restricted stock unit (“RSU”) awards with performance vesting conditions, we evaluate the probability of achieving the performance vesting condition at each reporting date. For awards with both market and service vesting conditions, we recognize expenses over the derived service period using an accelerated attribution method. The fair value of stock option awards with both market and performance conditions is estimated using multifactor Monte Carlo simulations. The Monte Carlo simulation model incorporates the probability of satisfying a market condition and utilizes inputs and assumptions which involve inherent uncertainties and generally require significant judgment, including our stock price, contractual terms, maturity and risk-free interest rates, as well as volatility. Emerging Growth Company Status We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. The JOBS Act permits companies with emerging growth company status to take advantage of an extended transition period to comply with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We use this extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (1) are no longer an emerging growth company or (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with the new or revised accounting standards as of public company effective dates. We will continue to be an emerging growth company through December 31, 2026 unless any of the following events occur earlier: (i) we have more than $1.235 billion in annual revenue, (ii) we have more than $700.0 million in market value of our Class A Common Stock held by non-affiliates or (iii) we issue more than $1.0 billion of non-convertible debt securities over a three-year period. Smaller Reporting Company Status We are a “smaller reporting company” meaning that the market value of our stock held by non-affiliates is less than $250 million. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements in our Annual Report on Form 10-K, and, similar to Table of Contents 63 emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our common stock held by non-affiliates exceeds $250 million as of the end of that year’s second fiscal quarter and our annual revenue exceeds $100 million during such completed fiscal year, or (ii) the market value of our common stock held by non-affiliates exceeds $700 million. Item 7A. Quantitative and Qualitative Disclosures about Market Risk We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information otherwise required under this item. Table of Contents 64

Item 8. Financial Statements and Supplementary Data Page Report of Independent Registered Public Accounting Firm (Baker Tilly US, LLP, San Jose, California, PCAOB ID: 23) 66 Consolidated Balance Sheets 67 Consolidated Statements of Operations 68 Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit) 69 Consolidated Statements of Cash Flows 70 Notes to Consolidated Financial Statements 72 Table of Contents 65

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM To the Shareholders and the Board of Directors of Grove Collaborative Holdings, Inc. Opinion on the Financial Statements We have audited the accompanying consolidated balance sheets of Grove Collaborative Holdings, Inc. (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ equity (deficit) and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025 and 2024, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. Basis for Opinion These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion. /s/ Baker Tilly US, LLP San Jose, California March 5, 2026 We have served as the Company’s auditor since 2024. Table of Contents 66

Grove Collaborative Holdings, Inc. Consolidated Balance Sheets (In thousands, except share and per share amounts) December 31, 2025 2024 Assets Current assets: Cash and cash equivalents $ 8,490 $ 19,627 Restricted cash, current 2,300 3,675 Inventory 18,421 19,351 Prepaid expenses and other current assets 5,492 2,288 Total current assets 34,703 44,941 Restricted cash, noncurrent 1,002 1,002 Intangible assets, net 2,302 712 Property and equipment, net 3,653 3,677 Operating lease right-of-use assets 9,535 12,532 Other long-term assets 1,899 2,146 Total assets $ 53,094 $ 65,010 Liabilities and Stockholders’ Deficit Current liabilities: Accounts payable $ 8,828 $ 6,800 Accrued expenses 9,476 11,546 Deferred revenue 5,033 6,340 Debt, current 800 — Operating lease liabilities, current 2,895 1,636 Other current liabilities 665 742 Total current liabilities 27,697 27,064 Derivative liabilities 871 1,274 Debt, noncurrent 6,700 7,500 Operating lease liabilities, noncurrent 10,053 12,949 Total liabilities 45,321 48,787 Commitments and contingencies (Note 7) Redeemable convertible preferred stock, $0.0001 par value – 100,000,000 shares authorized at December 31, 2025 and December 31, 2024; 25,000 shares issued and outstanding at December 31, 2025 and December 31, 2024 24,772 24,772 Stockholders’ deficit: Common stock - Class A Common Stock, $0.0001 par value – 600,000,000 shares authorized at December 31, 2025 and December 31, 2024; 41,796,921 and 35,871,574 shares issued and outstanding at December 31, 2025 and December 31, 2024, respectively; Class B Common Stock, $0.0001 par value – Nil and 200,000,000 shares authorized at December 31, 2025 and December 31, 2024, respectively; Nil and 3,913,149 shares issued and outstanding at December 31, 2025 and December 31, 2024, respectively 4 4 Additional paid-in capital 643,226 639,960 Accumulated deficit (660,229) (648,513) Total stockholders’ deficit (16,999) (8,549) Total liabilities, redeemable convertible preferred stock and stockholders’ deficit $ 53,094 $ 65,010 The accompanying notes are an integral part of these consolidated financial statements. Table of Contents 67

Grove Collaborative Holdings, Inc. Consolidated Statements of Operations (In thousands, except share and per share amounts) Year ended December 31, 2025 2024 Revenue, net $ 173,716 $ 203,425 Cost of goods sold 80,443 94,077 Gross profit 93,273 109,348 Operating expenses: Advertising 9,710 10,265 Product development 7,484 18,456 Selling, general and administrative 87,396 103,174 Operating loss (11,317) (22,547) Non-operating expenses: Interest expense 1,225 12,777 Loss on extinguishment of debt — 5,004 Changes in fair value of derivative liabilities (404) (9,888) Other income, net (455) (3,057) Total non-operating expenses, net 366 4,836 Loss before provision for income taxes (11,683) (27,383) Provision for income taxes 33 40 Net loss $ (11,716) $ (27,423) Less: Accumulated dividends on redeemable convertible preferred stock (1,500) (849) Net loss attributable to common stockholders, basic and diluted $ (13,216) $ (28,272) Net loss per share attributable to common stockholders, basic and diluted $ (0.34) $ (0.76) Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted 39,048,320 37,040,375 The accompanying notes are an integral part of these consolidated financial statements. Table of Contents 68

Table of Contents

Grove Collaborative Holdings, Inc.

Consolidated Statements of Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)

(in thousands)

	Redeemable Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount			
Balances as of December 31, 2023	10	$ 10,000	37,908	$ 4	$ 629,208	$ (621,090)	$ 8,122
Issuance of Series A' Preferred Stock, net of issuance costs	15	14,772	—	—	—	—	—
Cancellation of Volition Warrants	—	—	—	—	(300)	—	(300)
Issuance of common stock upon exercise of stock options	—	—	7	—	6	—	6
Shares issued in connection with the Employee Stock Purchase Plan	—	—	279	—	363	—	363
Issuance of common stock upon settlement of restricted stock units, net of tax withholdings	—	—	1,591	—	(1,372)	—	(1,372)
Stock-based compensation	—	—	—	—	12,055	—	12,055
Net loss	—	—	—	—	—	(27,423)	(27,423)
Balances as of December 31, 2024	25	$ 24,772	39,785	$ 4	$ 639,960	$ (648,513)	$ (8,549)
Shares issued in connection with the Employee Stock Purchase Plan	—	—	245	—	248	—	248
Issuance of common stock upon settlement of restricted stock units, net of tax withholdings	—	—	1,767	—	(1,266)	—	(1,266)
Stock-based compensation	—	—	—	—	4,284	—	4,284
Net loss	—	—	—	—	—	(11,716)	(11,716)
Balances as of December 31, 2025	25	$ 24,772	41,797	$ 4	$ 643,226	$ (660,229)	$ (16,999)

The accompanying notes are an integral part of these consolidated financial statements.

69

Grove Collaborative Holdings, Inc. Consolidated Statements of Cash Flows (In thousands) Year Ended December 31, 2025 2024 Cash Flows from Operating Activities Net loss $ (11,716) $ (27,423) Adjustments to reconcile net loss to net cash used in operating activities: Gain on lease modification — (3,139) Stock-based compensation 4,284 11,995 Depreciation and amortization 1,680 9,821 Changes in fair value of derivative liabilities (404) (9,888) Non-cash interest expense 322 3,380 Asset impairment charges 915 1,260 Inventory write-downs (328) (3,061) Loss on extinguishment of debt — 5,004 Other non-cash expenses (income) 6 (140) Changes in operating assets and liabilities: Inventory 3,303 12,486 Prepaids and other assets (1,228) 569 Accounts payable (376) (1,274) Accrued expenses (2,162) (4,612) Deferred revenue (1,307) (814) Operating lease right-of-use assets and liabilities 502 (4,349) Other liabilities (445) 436 Net cash used in operating activities (6,954) (9,749) Cash Flows from Investing Activities Cash paid for acquisitions (2,848) — Proceeds from sale of property and equipment 15 136 Purchase of property and equipment (1,166) (1,757) Net cash used in investing activities (3,999) (1,621) Cash Flows from Financing Activities Payment of issuance costs related to SEPA (43) — Payment of debt issuance costs — (301) Payment on finance agreement (353) — Repayment of debt and Structural Derivative Liability — (72,348) Payment of costs to extinguish debt (77) (24) Proceeds from issuance of redeemable convertible preferred stock — 15,000 Payment of transaction costs related to redeemable convertible preferred stock — (513) Payments related to stock-based award activities, net (1,266) (1,366) Proceeds from issuance under employee stock purchase plan 248 363 Payment of debt modification costs (68) — Net cash used in financing activities (1,559) (59,189) Net decrease in cash, cash equivalents and restricted cash (12,512) (70,559) Cash, cash equivalents and restricted cash at beginning of period 24,304 94,863 Cash, cash equivalents and restricted cash at end of period $ 11,792 $ 24,304 Table of Contents 70

Grove Collaborative Holdings, Inc. Consolidated Statements of Cash Flows - Continued (In thousands) Supplemental Disclosure Cash paid for taxes $ 34 $ 49 Cash paid for interest $ 598 $ 9,419 Supplemental Disclosure of Non-Cash Investing and Financing Activities Purchase of property and equipment in accounts payable and accrued liabilities $ 184 $ 4 Debt issuance costs in accounts payable and accrued liabilities $ — $ 45 Cost of debt extinguishment in accrued liabilities $ — $ 78 Financing agreement entered into for prepaid insurance $ 588 $ — Redeemable convertible preferred stock issuance costs in accounts payable and accrued liabilities $ — $ 15 Cancellation of Volition Warrants $ — $ 300 The accompanying notes are an integral part of these consolidated financial statements. Table of Contents 71

1. Description of Business Grove Collaborative Holdings, Inc., a public benefit corporation, and its wholly owned subsidiaries (collectively, the “Company” or “Grove”) is a digital-first, sustainability-oriented consumer products innovator specializing in the development and sale of household, personal care, beauty and other consumer products with a human and environmental focus and headquartered in San Francisco, California. The Company does not have any operations outside the United States. The Company sells its products primarily through a direct-to-consumer (“DTC”) platform at www.grove.co and the Company’s mobile applications, where the Company sells products from Grove- owned brands (“Grove Brands”) and third-parties. The Company has historically sold products through a retail channel in which the Company sold products from Grove-owned brands at wholesale. In the third quarter of fiscal year 2024, the Company made the strategic decision to wind down sales through the retail channel. The Company develops and sells natural products that are free from the harmful chemicals identified in the Company’s “anti-ingredient” list and designs form factors and product packaging that reduces plastic waste and improves the environmental impact of the categories in which the Company operates. The Company also purchases environmental offsets that have made it the first plastic neutral retailer in the world. Grove Collaborative, Inc. (herein referred to as “Legacy Grove”), the Company’s accounting predecessor, was incorporated in Delaware in 2016. 2. Summary of Significant Accounting Policies Basis of Presentation and Liquidity The Company’s consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Certain amounts in the prior period have been reclassified to conform to current year presentation. The Company has historically incurred losses and negative cash flows from operations and had an accumulated deficit of $660.2 million as of December 31, 2025. The Company’s existing sources of liquidity as of December 31, 2025 include unrestricted cash and cash equivalents of $8.5 million and availability of debt from the Siena Revolver (defined in Note 6, Debt). The Company believes its existing cash, cash equivalents, and borrowing capacity under the Siena Revolver will be sufficient to fund operations for at least one year from the date the financial statements are issued. Over the longer-term, the Company will need to raise additional capital through debt or equity financing to fund future operations until it generates positive cash flows from operations. There can be no assurance that such additional debt or equity financing will be available on terms acceptable to the Company, or at all. Emerging Growth Company The Company is an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. The JOBS Act permits companies with emerging growth company status to take advantage of an extended transition period to comply with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. Following the closing of the Business Combination (Note 10, Common Stock and Warrants), the Company uses this extended transition period to enable it to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (1) is no longer an emerging growth company or (2) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, the Company’s consolidated financial statements may not be comparable to companies that comply with the new or revised accounting standards as of public company effective dates. Comprehensive Loss The Company’s net loss was equal to its comprehensive loss for all periods presented. Use of Estimates The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting period. These estimates made by management include the determination of Table of Contents Grove Collaborative Holdings, Inc. Notes to Consolidated Financial Statements 72

write-down amounts for the Company’s inventories on hand, fair values of assets acquired in business combinations, useful life of intangible assets, sales returns and allowances, certain assumptions used in the valuation of equity awards and the Company’s Preferred Stock, the estimated fair value of liability classified Public and Private Placement Warrants, certain assumptions related to the Company’s contingent liabilities and the fair value of Earn-Out liabilities. Actual results could differ from those estimates, and such estimates could be material to the Company’s financial position and the results of operations. Net Loss Per Share Attributable to Common Stockholders The Company follows the two-class method when computing net loss per common share when shares are issued that meet the definition of participating securities. The two-class method determines net loss per common share for each class of common stock and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The Company’s participating securities include the Company’s redeemable convertible preferred stock, as the holders are entitled to receive cumulative dividends in the event that a dividend is declared on common stock. There are no contractual obligations for the holders of redeemable convertible preferred stock or the holders of the Company’s common stock warrants to share in losses. Basic net loss per share attributable to common stockholders is calculated by dividing the net loss, as adjusted for any accumulated dividends on outstanding Preferred Stock (Note 9, Redeemable Convertible Preferred Stock) for the period, attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, adjusted for outstanding shares that are subject to repurchase or outstanding shares that are contingently returnable by the holder. Contingently issuable shares, including shares that are issuable for little or no cash consideration, are considered outstanding common shares and included in net loss per share as of the date that all necessary conditions have been satisfied. Such shares include the Backstop Warrants (Note 10, Common Stock and Warrants) for the year ended December 31, 2025 and include the Backstop Warrants and Volition Penny Warrants (Note 9, Redeemable Convertible Preferred Stock) for the year ended December 31, 2024. Diluted net loss per share is computed by giving effect to all potentially dilutive securities outstanding for the period using the treasury stock method or the if-converted method based on the nature of such securities. For periods in which the Company reports net losses, diluted net loss per common share attributable to common stockholders is the same as basic net loss per common share attributable to common stockholders, because potentially dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. Cash, Cash Equivalents and Restricted Cash Cash consists primarily of demand deposit bank accounts including amounts in transit from banks for customer credit card transactions. The Company considers all highly liquid investments with an original maturity from date of purchase of three months or less, or that are readily convertible into known amounts of cash, to be cash equivalents. As of December 31, 2025 and 2024, cash equivalents are comprised of money market funds. Short-term restricted cash represents cash on deposit with financial institutions to collateralize Company credit cards and to collateralize letters of credit that are short-term in nature. Long-term restricted cash represents cash on deposit with a financial institution to collateralize letters of credit related to the Company’s non-cancellable operating leases. The following table provides a reconciliation of cash, cash equivalents and restricted cash reported on the consolidated balance sheets that sum to the total of the same amounts shown in the consolidated statements of cash flows (in thousands): Year Ended December 31, 2025 2024 Cash and cash equivalents $ 8,490 $ 19,627 Restricted cash, current 2,300 3,675 Restricted cash, long-term 1,002 1,002 Total cash, cash equivalents and restricted cash $ 11,792 $ 24,304 Table of Contents Grove Collaborative Holdings, Inc. Notes to Consolidated Financial Statements (continued) 73

Concentration of Risks Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash, cash equivalents and restricted cash. The Company maintains the majority of its cash, cash equivalents and restricted cash in accounts with one financial institution within the United States, generally in the form of money market funds or demand deposit accounts. Deposits exceed federally insured limits. Cash and cash equivalents are held with highly rated institutions. For the years ended December 31, 2025 and 2024, no individual customers represented more than 10% of total revenue. As of December 31, 2025, one customer represented 82% of total accounts receivable, net. As of December 31, 2024, the concentration of risk for accounts receivable, net was not meaningful. The Company depends on a limited number of vendors to supply products sold by the Company. The Company’s top five suppliers combined represented approximately 35% and 40% of the Company’s total inventory purchases for the years ended December 31, 2025 and 2024, respectively. Accounts Receivable Accounts receivable are presented as net of allowance for credit losses within prepaid expenses and other current assets. The Company does not accrue interest on its trade receivables. The Company evaluates accounts receivable estimated to be uncollectible by considering the lifetime expected credit losses of the Company's accounts receivable at time of inception, and records an allowance for credit losses, as necessary, with the balance of the Company's accounts receivable presented at the amortized cost. The Company considers payment history, credit quality of customers, the age of the accounts receivable balances and macroeconomic conditions that may have an impact on the Company's customers' ability to pay when determining expected credit losses. The allowance for credit losses was not material as of December 31, 2025 and 2024. Inventory Inventory is recorded at the lower of weighted average cost and net realizable value. The cost of inventory consists of merchandise costs, net of vendor allowances, and inbound freight. Inventory valuation requires the Company to make judgments, based on currently available information, about the likely method of disposition, such as through sales to individual customers or liquidations, and expected recoverable values of each disposition category. Property and Equipment Property and equipment are stated at cost less accumulated depreciation. Depreciation is recorded on a straight- line basis over the estimated useful lives of the respective assets. The estimated useful lives of the Company’s assets are as follows: Computer equipment 3 - 5 years Furniture and fixtures 5 years Machinery and warehouse equipment 7 - 10 years Leasehold improvements Shorter of 10 years or lease term Maintenance and repairs are charged to expense as incurred, and improvements and betterments are capitalized. When assets are retired or otherwise disposed of, the cost and accumulated depreciation are removed from the consolidated balance sheets and any resulting gain or loss is reflected in the statements of operations in the period realized. Table of Contents Grove Collaborative Holdings, Inc. Notes to Consolidated Financial Statements (continued) 74

Capitalized Software Development Costs The Company capitalizes qualifying internally developed software costs that are incurred during the application development stage. Costs related to preliminary project activities and post-implementation activities are expensed as incurred. Once an application has reached the development stage, management has authorized and committed to the funding of the software project, it is probable the project will be completed and the software will be used to perform the function intended, internal and external costs, if direct and incremental, are capitalized until the application is substantially complete and ready for its intended use. Capitalized software development costs are amortized on a straight-line basis to product development expense over the estimated useful life, which is generally four years. Impairment of Long-Lived Assets The Company reviews its long-lived assets, inclusive of its right-of-use assets and intangible assets, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets held and used is measured by comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated from the use of the asset and its eventual disposition. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair value of the impaired assets. Assets to be disposed of are reported at the lower of their carrying amount or fair value less cost to sell. Leases The Company determines if an arrangement is or contains a lease at inception. An arrangement is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. If a lease is identified, classification is determined at lease commencement. Operating lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. As the implicit rate in the Company’s lease is generally unknown, the Company estimates its incremental borrowing rate to discount lease payments. The incremental borrowing rate reflects the interest rate that the Company would have to pay to borrow on a collateralized basis an amount equal to the lease payments in a similar economic environment over a similar term. Operating lease right-of-use (“ROU”) assets are based on the corresponding lease liability adjusted for any lease payments made at or before commencement, initial direct costs, and lease incentives. Certain leases also include options to renew or terminate the lease at the election of the Company. The Company evaluates these options at lease inception and on an ongoing basis. Renewal and termination options that the Company is reasonably certain to exercise are included when classifying leases and measuring lease liabilities and ROU assets. Operating lease expense is recognized on a straight- line basis over the lease term. The Company has lease agreements with lease and non-lease components, which are accounted for as a single lease component. Lease payments for short-term leases with a term of twelve months or less are expensed on a straight-line basis over the lease term, such expense was not material in any of the periods presented. The Company elected to not record operating lease right-of-use assets or operating lease liabilities for leases with an initial term of twelve months or less. Operating leases are included in operating lease right-of-use assets, operating lease liabilities, current, and operating lease liabilities, non-current on the Company’s consolidated balance sheets. Earn-Out Liabilities The Company has recorded a liability related to the Earn-Out Shares, defined in Note 10, Common Stock and Warrants. The Company accounts for this instrument at fair value within derivative liabilities on its consolidated balance sheets with changes in fair value until settlement being recorded in its consolidated statements of operations. Warrant Liabilities The Company classifies Private Placement Warrants and Public Warrants (both defined and discussed in Note 10, Common Stock and Warrants) as liabilities within derivative liabilities on its consolidated balance sheets. At the end of each reporting period, changes in fair value during the period are recognized within the consolidated statements of operations. The Company will continue to adjust the warrant liability for changes in the fair value until the earlier of a) the exercise or expiration of the warrants or b) the redemption of the warrants, at which time the warrants will be reclassified to additional paid-in capital. Table of Contents Grove Collaborative Holdings, Inc. Notes to Consolidated Financial Statements (continued) 75

Structural Derivative Liability The Structural Derivative Liability is a compound embedded derivative related to features within the Structural Facility, defined in Note 6, Debt. The Company accounted for this instrument at fair value within derivative liabilities on its consolidated balance sheets with changes in fair value until settlement being recorded in its consolidated statement of operations. The Structural Derivative Liability was settled in full in November 2024. Revenue Recognition In accordance with Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”), the Company recognizes revenue when the customer obtains control of promised goods, in an amount that reflects the consideration that it expects to receive in exchange for those goods. To determine revenue recognition for arrangements that the Company determines are within the scope of ASC 606, the Company performs the following five steps: (i) identify the contract with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration, if any, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies a performance obligation. The Company only applies the five-step model to contracts when it is probable that it will collect the consideration to which it is entitled in exchange for the goods it transfers to a customer. Product Revenue The Company primarily generates revenue from the sale of both third-party and Grove Brands products through its DTC platform. Customers purchase products through the website or mobile application. Customers can opt to have orders auto-shipped to them on a specified date or shipped immediately through an option available on the website and mobile application. Beginning the fourth quarter of fiscal year 2024, the Company began collecting payments upon shipment. Prior to this change, the Company collected payment upon finalization of each order by the customer. A contract with a customer exists when the customer submits an order online for the Company’s products. Under this arrangement, there is one performance obligation which is the obligation for the Company to fulfill the order. Product revenue is recognized when control of the goods is transferred to the customer, which occurs upon the Company’s delivery to a third-party carrier. Green Rewards Customer Loyalty Program In December 2025, the Company launched their Green Rewards customer loyalty program (“Green Rewards”) to enhance customer engagement and incentivize repeat purchases. Under this program, customers earn loyalty rewards (“Loyalty Rewards”) through making qualifying purchases, signing up for a Green Rewards VIP Membership (described below) and performing other reward-generating actions as specified in the program terms. Loyalty Rewards balances can be applied to future purchases. While individual Loyalty Rewards do not have a fixed expiration date, all rewards expire 13 months after the customer’s most recent qualifying purchase or other reward-generating activity. Loyalty rewards earned on purchases constitute a separate performance obligation, as they provide the customer with a material right that would not otherwise be available in the absence of the loyalty program. The relative standalone selling price of rewards earned by loyalty program members is deferred and included as part of deferred revenue in the consolidated balance sheets based on the amount of rewards that are projected to be redeemed. The Company recognizes revenue upon satisfaction of the performance obligation, which occurs when rewards are redeemed by the customer. Deferred revenue on the Company’s consolidated balance sheet as of December 31, 2025 related to the Green Rewards was $0.2 million. Loyalty rewards awarded to customers that do not qualify as a material right are recorded as a reduction of the transaction price upon redemption by the customer. Table of Contents Grove Collaborative Holdings, Inc. Notes to Consolidated Financial Statements (continued) 76

Table of Contents

Grove Collaborative Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

Green Rewards VIP Membership

The Company also provides a Green Rewards VIP membership ("VIP Membership") to customers for an annual fee, which includes the ability to receive free shipping and other benefits. All VIP Membership benefits are available at the customers' option during their annual membership period. After a customer enrolls in a VIP Membership, the membership automatically renews until cancelled. The customer is alerted before any VIP Membership renews.

Up until December 18, 2025 the VIP membership benefits included two material rights: free shipping on orders over a specified threshold and free gifts during the course of the subscription. Following the introduction of Green Rewards on December 18, 2025, the Company concluded that its VIP Membership benefits include three material rights, the first one related to the free shipping of a customer's qualifying order(s) over the membership period, the second one relating to incremental rewards available on purchases made over the membership period, and the third one related to the one-time loyalty rewards bonus earned upon the initial sign-up for a membership.

At inception of the membership benefit period, the Company allocates the VIP Membership fee to each applicable material right using a relative standalone selling price basis. Generally, standalone selling prices are determined based on the observable price of the good or service when sold separately to non-VIP Membership customers and the estimated number of shipments per benefit period. The Company also considers the likelihood of redemption when determining the standalone selling price for each material right.

Following the introduction of Green Rewards, the Company defers revenue at the standalone selling price for the one-time loyalty rewards bonus and recognizes such revenue when those rewards are redeemed. To date, customers buying patterns closely approximate a ratable revenue attribution method over the customers membership period. Due to these factors, the Company recognizes the remaining VIP Membership revenue ratably over the membership period.

Net Revenue

The Company deducts discounts, sales tax, customer service credits and estimated refunds to arrive at net revenue. Sales tax collected from customers is not considered revenue and is included in accrued liabilities until remitted to the taxing authorities. The Company has made the policy election to account for shipping and handling as activities to fulfill the promise to transfer the good. Outbound shipping, handling and packaging expenses are recognized upon shipment and classified within selling, general and administrative expenses. Discounts are recorded as a reduction to revenue when revenue is recognized. The Company records a refund reserve based on historical refund patterns. As of December 31, 2025 and 2024, the refund reserve, which is included in accrued liabilities in the consolidated balance sheets, was nominal.

Disaggregation of Revenue

The following table sets forth revenue by product type (in thousands):

	Year Ended December 31,	
	2025	2024
Revenue, net:		
Grove Brands	$ 71,940	$ 82,942
Third-party products	101,776	120,483
Total revenue, net	$ 173,716	$ 203,425

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Contractual Liabilities The Company has three types of contractual liabilities from transactions with customers: (i) cash collections of VIP Membership fees, which are included in deferred revenue, (ii) customer service credits, which are recognized in other current liabilities and as a reduction in revenue when provided to the customer and (iii) loyalty rewards related to Green Rewards, which are included in deferred revenue. Contractual liabilities related to VIP Membership fees and included in deferred revenue were $4.8 million, $6.3 million, and $7.2 million, respectively, as of December 31, 2025, 2024, and 2023. Contractual liabilities included in other current liabilities were $0.1 million as of December 31, 2025 and immaterial as of December 31, 2024 and 2023. The contractual liabilities included in deferred revenue are generally recognized as revenue within twelve months from the end of each reporting period. Revenue recognized during the year ended December 31, 2025 that was previously included in deferred revenue and other current liabilities as of December 31, 2024 was $6.3 million and $0.1 million, respectively. Revenue recognized during the year ended December 31, 2024 that was previously included in deferred revenue and other current liabilities as of December 31, 2023 was $7.2 million and $0.1 million, respectively. Cost of Goods Sold Cost of goods sold consists of the product costs of merchandise, inbound freight costs, vendor allowances, costs associated with inventory shrinkage, damages and inventory write-offs and changes to the Company’s inventory write- downs. Vendor Allowances The Company receives discounts and other product related reimbursements from certain vendors through a variety of programs intended to offset the purchase prices of inventory and for the promotion and selling of that vendor’s inventory. Discounts and other reimbursements are recorded as a reduction in the cost of the associated inventory purchased. Advertising Expenses Advertising expenses, other than production costs, are expensed as incurred and consist primarily of the customer acquisition costs associated with online advertising, as well as advertising on television, direct mail campaigns and other media. Costs associated with the production of advertising are expensed when the first advertisement is shown. Product Development Expenses Product development expenses relates to the ongoing support and maintenance of the Company’s proprietary technology, as well as amortization of capitalized internally developed software, and relate to the product and packaging innovation in the Company’s Grove Brands products. Product development expenses consist primarily of personnel-related expenses, including salaries, bonuses, benefits and stock-based compensation expense. Product development costs also include allocated facilities, equipment, depreciation and overhead costs. Selling, General and Administrative Expenses Selling, general and administrative expenses consist primarily of compensation and benefit costs for personnel involved in general corporate functions, including stock-based compensation expense, and fulfillment costs, as further outlined below. Selling, general and administrative expenses also include the allocated facilities, equipment, depreciation and overhead costs, marketing costs including qualified cost of credits issued through the Company’s referral program, costs associated with the Company’s customer service operation and costs of environmental offsets. Table of Contents Grove Collaborative Holdings, Inc. Notes to Consolidated Financial Statements (continued) 78

Fulfillment Costs Fulfillment costs represent those costs incurred in fulfilling customer orders and include the following: • Shipping and Handling includes outbound shipping costs and packaging materials costs; • Fulfillment Labor includes costs of operating and staffing the Company’s fulfillment centers, including costs attributable to receiving, inspecting and warehousing inventories, picking, and preparing customer orders for shipment; and • Payment Processing includes costs related to collecting customer payments and other transaction costs. The Company’s fulfillment costs consist of the following (in thousands): Year Ended December 31, 2025 2024 Shipping and Handling $ 26,199 $ 29,663 Fulfillment Labor 8,771 10,633 Payment Processing and other 4,312 4,899 Total fulfillment costs $ 39,282 $ 45,195 Income Taxes The Company accounts for income taxes under the asset and liability method, whereby deferred tax assets and liabilities are determined based on the difference between the consolidated financial statement and income tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The Company recognizes the benefits of tax-return positions in the consolidated financial statements when they are more likely than not to be sustained by the taxing authority, based on the technical merits at the reporting date. The Company considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments, and which may not accurately forecast actual outcomes. The Company recognizes interest and penalties related to unrecognized tax benefits, if any, as income tax expense. Stock-Based Compensation The Company’s stock-based compensation relates to stock options, restricted stock units (“RSU”) and stock purchase rights under an Employee Stock Purchase Plan (“ESPP”). The Company recognizes the cost of share-based awards granted to employees and non-employees based on the estimated grant-date fair value of the awards. For stock option awards with service-only vesting conditions, expense is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the award. The Company estimates the grant-date fair value of the stock option awards with service only vesting conditions using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model utilizes inputs and assumptions which involve inherent uncertainties and generally require significant judgment. As a result, if factors or expected outcomes change and significantly different assumptions or estimates are used, the Company’s stock-based compensation could be materially different. Significant inputs and assumptions include: Fair Value of Common Stock – The fair value of the shares of common stock underlying our stock options has been determined based on market prices. Expected Term – The Company’s expected term represents the period that the Company’s stock-based awards are expected to be outstanding and is determined using the simplified method (based on the mid-point between the vesting date and the end of the contractual term). Expected Volatility – Because the Company was privately held prior to the Business Combination and did not have an active trading market for its common stock, the expected volatility was estimated based on the average Table of Contents Grove Collaborative Holdings, Inc. Notes to Consolidated Financial Statements (continued) 79 volatility for publicly traded companies that the Company considers to be comparable, over a period equal to the expected term of the stock option grants. Risk-Free Interest Rate – The risk-free interest rate is based on the U.S. Treasury zero coupon issues in effect at the time of grant for periods corresponding with the expected term of option. Expected Dividend – The Company has never paid dividends on its common stock and has no plans to pay dividends on its common stock. Therefore, the Company used an expected dividend yield of zero. For RSUs with service-only vesting conditions, expense is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the award. The fair value of RSU awards is determined using the price of the Company’s common stock on the grant date. For awards with both market and service vesting conditions, expense is recognized over the derived service period using an accelerated attribution method. The fair value of stock option awards with both market and service conditions is estimated using inputs and assumptions which involve inherent uncertainties and generally require significant judgment, including the Company’s stock price, contractual terms, maturity and risk-free interest rates, as well as volatility. The fair value of each purchase under the ESPP is estimated at the beginning of the offering period using the Black-Scholes option pricing model and recorded as expense over the service period using the straight-line method. The Company accounts for forfeitures as they occur. Recently Adopted Accounting Standards In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (“ASU 2023-09”), which requires incremental income tax disclosures on an annual basis for all public entities. The amendments require that public business entities disclose specific categories in the rate reconciliation and provide additional information for reconciling items meeting a quantitative threshold. The amendments also require disclosure of income taxes paid to be disaggregated by jurisdiction, and the disclosure of income tax expense disaggregated by federal, state, and foreign. The Company has adopted ASU 2023-09 prospectively effective January 1, 2025. The adoption did not have a material impact on the Company’s consolidated financial statements and disclosures. Recently Issued Accounting Standards In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income (Topic 220): Expense Disaggregation Disclosures (“ASU 2024-03”). This update requires entities to disaggregate operating expenses into specific categories, such as salaries and wages, depreciation, and amortization, to provide enhanced transparency into the nature and function of expenses. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, with early adoption permitted. ASU 2024-03 may be applied retrospectively or prospectively. The Company is currently evaluating the impact of this standard on its financial statement presentation and disclosures. In September 2025, the FASB issued ASU 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software (“ASU 2025-06”). This update is intended to simplify the capitalization guidance by removing all references to prescriptive and sequential software development stages. ASU 2025-06 also requires entities to begin capitalizing software costs when management authorizes and commits to funding the software project, and it is probable that the project will be completed and the software will be used for its intended purpose. ASU 2025-06 will be effective for fiscal years beginning after December 15, 2027 and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of this standard on its financial statement presentation and disclosures. Table of Contents Grove Collaborative Holdings, Inc. Notes to Consolidated Financial Statements (continued) 80

3. Acquisitions In the first quarter of 2025, the Company, in separate transactions, acquired substantially all the assets and certain liabilities of MaddieBrit Products, LLC (“Grab Green”), a company engaged in providing eco-friendly cleaning products, and Tasty Greens, LLC (“8Greens”), a company engaged in providing healthy, nutrient-rich effervescent tablets and gummies (each an “Acquisition”, together the “Acquisitions”). Each Acquisition has been accounted for as a business combination. Consideration paid by the Company for each Acquisition consisted solely of cash. The following table summarizes the allocation of the consideration to the fair values of the assets acquired and liabilities assumed at each acquisition date (in thousands): Grab Green 8Greens Cash paid $ 2,212 $ 636 Accounts receivable 785 608 Inventory 1,279 742 Customer relationships 441 696 Trademarks 304 537 Contingent liabilities — (133) Accounts payable (597) (1,814) Total net assets acquired $ 2,212 $ 636 Intangible assets acquired will be amortized over periods ranging between 1 and 5 years. Aggregate net revenue attributable to the Acquisitions of $10.3 million has been included in the Company's consolidated statement of operations since the date of each transaction. Due to the ongoing integration of the acquired businesses, it is impracticable to determine their individual or aggregate impact on net loss or present comparative pro forma financial information. 4. Fair Value Measurements and Fair Value of Financial Instruments The Company measures certain financial assets and liabilities at fair value on a recurring basis. The Company determines fair value based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, as determined by either the principal market or the most advantageous market. Inputs used in the valuation techniques to derive fair values are classified based on a three-level hierarchy. These levels are: Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date; Level 2 – Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and Level 3 – Unobservable inputs that are significant to the measurement of the fair value of the assets or liabilities that are supported by little or no market data. Financial instruments consist of cash equivalents, accounts payable, accrued liabilities, debt, Earn-Out Shares, Public Warrants and Private Placement Warrants (each defined in Note 10, Common Stock and Warrants). Cash equivalents, Earn-Out Shares, Public Warrants and Private Placement Warrants are stated at fair value on a recurring basis. Accounts payable and accrued liabilities are stated at their carrying value, which approximates fair value due to the short period time to the expected receipt or payment. The carrying amount of the Company’s outstanding debt approximates the fair value as the debt bears interest at a rate that approximates the prevailing market rate. Table of Contents Grove Collaborative Holdings, Inc. Notes to Consolidated Financial Statements (continued) 81

Upon closing of the Structural Debt Facility (Note 6, Debt) that was extinguished in November 2024, the Company recorded a liability related to the features of the facility that were required to be bifurcated and accounted for as a compound derivative at fair value (the “Structural Derivative Liability”). Subsequent changes in fair value of the Structural Derivative Liability until settlement were recognized in the consolidated statements of operations. The Private Placement Warrants are identical to the Public Warrants, with certain exceptions as defined in Note 10, Common Stock and Warrants. As the number of outstanding Public Warrants and Private Placement Warrants did not change as a result of a previously effected reverse stock split, five Public Warrants or five Private Placement Warrants must be bundled together to receive one share of the Company’s Class A Common Stock. As of December 31, 2025, the Public Warrants and Private Placement Warrants had nominal value. The Private Placement Warrants and Public Warrants are classified as Level 3 and their value was determined by using a Black-Scholes Model with the following assumptions: Year Ended December 31, 2025 2024 Fair value of common stock $1.10 $1.40 Exercise Price $57.50 $57.50 Expected term (in years) 1.5 2.5 Risk-free interest rate 3.47% 4.26% Volatility 63.25% 79.86% Dividend yield — — The Earn-Out Shares are classified as Level 3 and their fair values were estimated using a Monte Carlo options pricing model utilizing assumptions related to expected stock-price volatility, expected life, risk-free interest rate and dividend yield. The Company estimated the expected volatility assumption using an average of the implied volatility of its common stock and an implied volatility based on its peer companies. The following tables set forth the Company’s financial instruments that were measured at fair value on a recurring basis as of December 31, 2025 and December 31, 2024 by level within the fair value hierarchy (in thousands): December 31, 2025 Level 1 Level 2 Level 3 Total Financial Assets: Cash equivalents: Money market funds $ 7,479 $ — $ — $ 7,479 Total $ 7,479 $ — $ — $ 7,479 Financial Liabilities: Earn-Out Shares $ — $ — $ 871 $ 871 Total $ — $ — $ 871 $ 871 Table of Contents Grove Collaborative Holdings, Inc. Notes to Consolidated Financial Statements (continued) 82

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Grove Collaborative Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

	December 31, 2024			
	Level 1	Level 2	Level 3	Total
Financial Assets:				
Cash equivalents:				
Money market funds	$ 17,625	$ —	$ —	$ 17,625
Total	$ 17,625	$ —	$ —	$ 17,625
Financial Liabilities:				
Earn-Out Shares	$ —	$ —	$ 1,258	$ 1,258
Public Warrants	—	—	9	9
Private Placement Warrants	—	—	8	8
Total	$ —	$ —	$ 1,275	$ 1,275

Earn-Out Shares

Certain Earn-Out Shares are accounted for as a liability as discussed in Note 10, *Common Stock and Warrants*. Subsequent changes in fair value, until settlement or until equity classification is met, is recognized in the consolidated statements of operations.

Private Placement Warrant and Public Warrant Liabilities

As of December 31, 2025 and 2024, the Company has Private Placement and Public Warrants defined and discussed in Note 10, *Common Stock and Warrants*. Such warrants are measured at fair value on a recurring basis. Subsequent changes in fair value, until settlement, is recognized in the consolidated statements of operations.

The following table provides a summary of changes in the estimated fair value of these liabilities (in thousands):

	Earn-Out Shares	Public Warrants	Private Placement Warrants	Structural Derivative Liability	Total
Balances as of December 31, 2023	$ 2,973	$ 31	$ 37	$ 8,470	$ 11,511
Changes in fair value	(1,715)	(22)	(29)	(8,122)	$ (9,888)
Settlement	—	—	—	(348)	$ (348)
Balances as of December 31, 2024	1,258	9	8	—	1,275
Change in fair value	(387)	(9)	(8)	—	(404)
Balances as of December 31, 2025	$ 871	$ —	$ —	$ —	$ 871

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5. Other Balance Sheet Information Prepaid expenses and other current assets December 31, 2025 2024 Accounts receivable, net $ 3,111 $ 439 Prepaid expenses 1,582 1,594 Other 799 255 Prepaid expenses and other current assets $ 5,492 $ 2,288 Property and Equipment Property and equipment, net consisted of the following (in thousands): December 31, 2025 2024 Machinery and warehouse equipment $ 4,585 $ 4,842 Internally developed software 1,434 12,093 Computer equipment 2,239 2,246 Leasehold improvements 2,144 1,625 Furniture and fixtures 275 289 Total property and equipment 10,677 21,095 Less: accumulated depreciation (7,024) (17,418) Property and equipment, net $ 3,653 $ 3,677 Depreciation expense for the years ended December 31, 2025 and 2024 was $1.2 million and $2.8 million, respectively. The Company capitalized software development costs of $0.3 million and $1.0 million for the years ended December 31, 2025 and 2024, respectively. Amortization of capitalized software development costs was $0.5 million and $7.0 million for the years ended December 31, 2025 and 2024, respectively. Intangible Assets Intangible assets net consisted of the following (in thousands): December 31, 2025 December 31, 2024 Weighted- Average remaining useful life (years) Gross Carrying Amount Accumulated Amortization Intangible Assets, Net Weighted- Average remaining useful life (years) Gross Carrying Amount Accumulated Amortization Intangible Assets, Net Customer relationships 4.2 $ 1,101 $ (185) $ 916 $ — $ — $ — Trademarks 4.1 1,251 (521) 730 2.1 374 (318) 56 Grove.com domain name N/A 656 — 656 N/A 656 — 656 Intangible Assets, net $ 3,008 $ (706) $ 2,302 $ 1,030 $ (318) $ 712 Table of Contents Grove Collaborative Holdings, Inc. Notes to Consolidated Financial Statements (continued) 84

Table of Contents

Grove Collaborative Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

The estimated annual amortization of intangible assets for the next five years is shown below (in thousands):

	Amount
2026	$ 404
2027	400
2028	393
2029	386
2030	63
Total	$ 1,646

Accrued Expenses

Accrued expenses consisted of the following (in thousands):

	December 31,	
	2025	2024
Inventory purchases	$ 3,240	$ 1,657
Compensation and benefits	1,332	4,149
Sales taxes	778	1,106
Fulfillment costs	573	540
Advertising costs	97	558
Other accrued expenses	3,456	3,536
Total accrued expenses	$ 9,476	$ 11,546

6. Debt

Structural Debt Facility

In December 2022, and as amended July 16, 2024, the Company entered into a Loan and Security Agreement ("Structural Debt Facility") with Structural Capital Investments III, LP, Structural Capital Investments IV, LP and Series PCI Grove series of Structural Capital Primary Co-Investment Fund, LLC (collectively, "Structural Funds") and Avenue Sustainable Solutions Fund, L.P. ("Avenue") (collectively "Structural Lenders") to borrow $72.0 million which was used primarily to settle previously outstanding obligations with a prior lender. The Structural Debt Facility bore an annual rate of interest at the greater of 15.00% or 7.50% plus the prime rate, payable monthly. Under the agreement, when amounts were prepaid or repaid in full at the maturity date, the Company was contingently obligated to pay additional fees which would allow for Structural Funds and Avenue to reach a Minimum Return, as defined by the agreement.

In November 2024, the Company paid the remaining outstanding balance on the Structural Debt Facility in full, which included a $0.3 million payment to settle the Structural Derivative Liability in full. In connection with the repayment the Company recognized a loss on extinguishment of $5.0 million in the consolidated statements of operations.

85

Siena Revolver In March 2023, the Company entered into a Loan and Security Agreement (the “Siena Revolver”) with Siena Lending Group, LLC (“Siena”) which permits the Company to receive funding through a revolving line of credit with an initial commitment of $35.0 million. The Company’s borrowing capacity under the Siena Revolver is subject to certain conditions, including the Company’s eligible inventory and accounts receivable balances among other limitations as specified in the agreement. If at any time the amount of outstanding borrowings under the Siena Revolver exceed the borrowing capacity, the Company is required to prepay borrowings sufficient to eliminate the excess. Any such expected prepayments to be made within 12 months have been classified as a current liability on the Company’s balance sheet. In connection with this facility the Company incurred $1.1 million of debt issuance costs which have been included in other long-term assets on the Company’s consolidated balance sheets and are being amortized through the Siena Revolver’s scheduled maturity date. On July 16, 2024, the Company entered into Amendment No. 1 to Siena Revolver (“Siena Amendment No. 1”). Siena Amendment No. 1 modified certain terms related to how the Company’s available borrowing capacity is determined and when appraisals are required. Siena Amendment No. 1 did not modify any other terms related to the Siena Revolver, including maturity date or maximum borrowing capacity. On November 21, 2024, the Company entered into Amendment No. 2 to Siena Revolver (“Siena Amendment No. 2”). Siena Amendment No. 2 modified certain terms related to how the Company’s available borrowing capacity is determined, when appraisals are required and conditions that must be satisfied to consummate acquisitions and pay earn-outs. Siena Amendment No. 2 also eliminated certain contingencies related to the maturity date. Siena Amendment No. 2 did not modify any other terms related to the Siena Revolver, including maximum borrowing capacity. On May 8, 2025, the Company entered into a third amendment to the Siena Revolver (“Siena Amendment No. 3”), which among other things, extended the maturity date of the Siena Revolver to April 10, 2028 (the “Maturity Date”) and eliminated the financial covenant applicable to the Siena Revolver. On September 26, 2025, the Company entered into a fourth amendment to the Siena Revolver (“Siena Amendment No. 4” and collectively with Siena Amendment No. 1, Siena Amendment No. 2, and Siena Amendment No. 3 the “Siena Amendments”), which among other things, amended the Siena Revolver to include certain qualifying cash balances held with third-party payment processors in the borrowing base, subject to such balances meeting specified eligibility criteria. The interest rates applicable to borrowings under the Siena Revolver are based on a fluctuating rate of interest measured by reference to either, at the Company’s option, (i) a Base Rate plus 3.25% or (ii) the term Secured Overnight Financing Rate (“Term SOFR”) then in effect plus 4.25%. The Base Rate is defined as the greatest of: (1) Prime Rate as published in the Wall Street Journal, (2) Federal Funds Rate plus 0.50% and (3) 5.00% per annum. The Company accounted for the Siena Amendments under debt modification accounting due to the terms being deemed substantially similar. The Company paid $0.5 million of issuance costs related to the Siena Amendments which are included within other long-term assets on the Company’s consolidated balance sheets and are being amortized through the Siena Revolver’s scheduled maturity date. In accordance with the agreement, Siena has been provided with the Company’s periodic financial statements and updated projections to facilitate their ongoing assessment of the Company. The Siena Revolver is primarily collateralized by the Company’s accounts receivable, inventory balances and qualifying cash balances held with third-party payment processors. As of December 31, 2025, the Company has an outstanding principal balance of $7.5 million under the Siena Revolver with an effective interest rate of 8.12%. As of December 31, 2025, additional borrowing capacity from the Siena Revolver was $1.1 million. The Siena Revolver was the Company’s only outstanding debt facility at December 31, 2025 and 2024. All future minimum principal payments relate to the Siena Revolver and are due in full on the Maturity Date. Table of Contents Grove Collaborative Holdings, Inc. Notes to Consolidated Financial Statements (continued) 86

7. Commitments and Contingencies Merchandise Purchase Commitments As of December 31, 2025 and 2024, the Company had obligations to purchase $11.2 million and $9.1 million, respectively, of merchandise. Letters of Credit The Company had irrevocable standby letters of credit in the amount of $1.3 million and $2.1 million as of December 31, 2025 and 2024, respectively, primarily related to the Company’s operating leases. No amounts have been drawn related to these letters of credit. The letters of credit have expiration dates from January 2026 through August 2029. Finance Agreement Payable In July 2025, the Company entered into an agreement with a third party to finance certain insurance premiums over the 12 month policy. The amount financed is payable in 10 equal monthly installments, including interest, and matures in April 2026. Interest expense related to this agreement is not material. As of December 31, 2025, the outstanding balance owed by the Company was $0.2 million and included in other current liabilities on the Company’s consolidated balance sheet. Contingencies From time to time, the Company is subject to various claims, charges and litigation matters that arise in the ordinary course of business. The Company records a provision for a liability when it is both probable that the loss has been incurred and the amount of the loss can be reasonably estimated. If the Company determines that a loss is reasonably possible and the loss or range of loss can be reasonably estimated, it discloses the possible loss or range of loss. Any potential gains associated with legal matters are not recorded until the period in which all contingencies are resolved and the gain is realized or realizable. Depending on the nature and timing of any such proceedings that may arise, an unfavorable resolution of a matter could materially affect the Company’s future consolidated results of operations, cash flows or financial position in a particular period. Except if otherwise indicated, it is not reasonably possible to determine the probability of loss or estimate damages for any of the matters discussed below, and therefore, the Company has not established reserves for any of these matters. The Santa Clara County District Attorney’s Office, in conjunction with other representatives from other California district and city attorneys’ offices, is currently investigating the Company’s compliance with California’s Automatic Renewal Law, California’s Unfair Competition Law, and False Advertising Law. The Company has met with this task force of multiple California district attorneys (called the California Autorenewal Task Force, or “CART”) and has provided documents and information upon request and discussed proposed remediation. Based on discussions with CART, it is probable that the Company will incur a loss with regard to this matter. However, based on the current information, the Company does not have enough information to make a reasonable estimate of the loss or range of loss at this time. An unfavorable outcome in this matter could result in a material loss in future periods. 8. Leases The Company has operating leases primarily for its offices and warehouses, including the lease for its office headquarters in San Francisco, CA (the “HQ Lease”). The HQ Lease originally commenced in February 2019, with an original term of approximately 8 years and an option to renew for an additional 5 years. In March 2024, the Company entered into an amendment to this lease agreement (the “Lease Amendment”) to provide for, among other things, a reduction of the amount of space being leased and of the monthly lease payments owed to the lessor. The Company concluded this was a partial termination of the existing lease agreement. Under the Lease Amendment, lease payments are made monthly and are subject to annual increases of approximately 1.5%. In connection with the execution of the Lease Amendment, the Company paid an initial $4.8 million which was determined to be consideration for the remaining space being leased and was considered in remeasuring the Company's ROU asset and lease liability upon execution of the amendment. The Lease Amendment also requires the Company to make escalating undiscounted annual base rent payments of up to $0.4 million, payable monthly. The lease term under Table of Contents Grove Collaborative Holdings, Inc. Notes to Consolidated Financial Statements (continued) 87 the Lease Amendment expires in May 2027. In a prior period, the Company recognized an impairment loss on the operating lease ROU asset related to this lease due to ceasing use of certain portions of the underlying asset. Due to the remeasurement of the remaining operating lease liability and previously-impaired operating lease ROU asset, the Company recognized a gain of $3.1 million within selling, general and administrative expense within its consolidated statements of operations for the year ended December 31, 2024. The Company’s operating leases, including the lease previously mentioned, have approximate original terms ranging between 3 and 9 years. As of December 31, 2025, these leases have remaining lease terms ranging between 1 and 6 years, and may at times include terms to extend the lease at the Company’s option. These leases require monthly lease payments that may be subject to annual increases throughout the lease term. The components of lease expense included in the Company’s consolidated statements of operations include operating lease expense of $4.4 million and variable lease expense of $1.1 million for each of the years ended December 31, 2025 and 2024. Variable lease expenses are primarily related to payments made to lessors for common area maintenance, property taxes, insurance, and other operating expenses and are classified as lease expense due to the Company’s election to not separate lease and non-lease components. In December 2025, the Company entered into a sublease agreement to sublease one of its warehouses to a third party. Sublease income for the year ended December 31, 2025 was $0.1 million and included in selling, general and administrative on the Company’s balance sheet. Cash paid for amounts included in the measurement of operating lease liabilities for the years ended December 31, 2025 and 2024 was $4.6 million and $9.1 million, respectively, which was included in net cash used in operating activities in the Company’s consolidated statements of cash flows. The Company obtained zero and $6.5 million of new operating lease right-of-use assets obtained in exchange for new operating lease liabilities during the year ended December 31, 2025 and 2024, respectively. Maturities of operating lease liabilities are as follows (in thousands): Year Ended December 31, Operating Lease 2026 $ 4,758 2027 4,637 2028 3,205 2029 1,867 2030 1,935 Thereafter 1,829 Total undiscounted lease payments 18,231 Less: Imputed interest (5,283) Present value of lease liabilities 12,948 Less: Operating lease liabilities, current (2,895) Operating lease liabilities, noncurrent $ 10,053 Table of Contents Grove Collaborative Holdings, Inc. Notes to Consolidated Financial Statements (continued) 88

The following table summarizes additional information related to operating leases for the periods indicated: December 31, 2025 2024 Weighted-average remaining lease term: 4.2 years 5.2 years Weighted-average discount rate: 16.6% 16.9 % Impairment During the years ended December 31, 2025 and 2024, the Company recorded $0.9 million and $1.3 million of impairment charges on its operating lease right-of-use assets, respectively, primarily related to the Company’s corporate office space located in San Francisco, California with the impairment expense being recorded within selling, general, and administrative on the consolidated statements of operations. The Company applied a discounted cash flow method to estimate fair values of its leasehold improvements and right-of-use assets to estimate the fair value of these assets. These represented level 3 nonrecurring fair value measurements. 9. Redeemable Convertible Preferred Stock On August 11, 2023 (the “Series A Preferred Stock Closing Date”), the Company entered into a subscription agreement (the “Series A Preferred Stock Subscription Agreement”) with Volition Capital Fund IV, L.P. (“Volition”) where the Company received gross proceeds of $10.0 million in exchange for 10,000 shares of the Company’s Series A Redeemable Convertible Preferred Stock (the “Series A Preferred Stock”), the issuance of a warrant to purchase 1,579,778 shares of Grove’s Class A common stock at an exercise price of $6.33 per share (the “Volition Warrant”) and the issuance of a separate warrant to Volition to purchase 20,905 shares of Grove’s Class A common stock at an exercise price of $0.01 per share (the “Volition Penny Warrants”). The Volition Warrant and the Volition Penny Warrants each had expiration dates dated on the three-year anniversary of the Series A Preferred Stock Closing Date and became exercisable six months following the Series A Preferred Stock Closing Date. The Series A Preferred Stock was redeemable, at the option of the holder, for the original issuance price plus any declared but unpaid dividends following the seventh anniversary of the Series A Preferred Stock Closing Date (“Optional Redemption”). On September 20, 2024, (the “Series A' Preferred Stock Closing Date”), the Company entered into another subscription agreement (the “Series A' Preferred Stock Subscription Agreement”) with Volition where the Company received gross proceeds of $15.0 million in exchange for 15,000 shares of the Company’s Series A' Redeemable Convertible Preferred Stock (the “Series A' Preferred Stock” and together with the Series A Preferred Stock, the “Preferred Stock”). In connection with the issuance of the Series A' Preferred Stock, Volition and the Company agreed to cancel the Volition Warrants, cancel the Volition Penny Warrants and modified the redemption terms of the Series A Preferred Stock such that the Series A Preferred Stock is no longer subject to Optional Redemption. The Company concluded that the issuance of the Series A' Preferred Stock, modification of terms to the Series A Preferred Stock and cancellation of the Volition Warrants should be accounted for as an extinguishment of the Series A Preferred Stock in exchange for new instruments. As such, the Company derecognized the $10.0 million carrying amount of the Series A Preferred Stock and the $0.3 million aggregate fair value of Volition Warrants and recorded both series of the Preferred Stock at their aggregate fair value of $24.8 million. On the Series A' Preferred Stock Closing Date, the Company recorded $0.5 million of transaction costs against the proceeds received for the Series A’ Preferred Stock. Significant terms of the Series A Preferred Stock and Series A' Preferred Stock are identical except as noted below and are summarized as follows: Dividends The holders of the outstanding shares of Preferred Stock shall be entitled to receive, only when, as and if declared by the board of directors, out of any funds and assets legally available therefore, dividends at the rate of 6% per annum of the original issuance price for each share of Preferred Stock, prior and in preference to any declaration or payment of any other dividend (other than dividends on shares of Class A Common Stock payable in shares of Class A Common Stock). The dividends on shares of the Preferred Stock accrue from day to day, whether or not declared, and shall be cumulative, provided, however, such accruing dividends shall be payable only when, as, and if declared by the Table of Contents Grove Collaborative Holdings, Inc. Notes to Consolidated Financial Statements (continued)

Board of Directors and the Company shall be under no obligation to pay such accruing dividends. Total cumulative undeclared dividends on the Preferred Stock as of December 31, 2025 was $2.6 million. Liquidation Upon any liquidation transaction, whether voluntary or involuntary, each holder of outstanding shares of Preferred Stock shall be entitled to be paid out of the assets of the Company legally available for distribution to stockholders, whether such assets are capital, surplus or earnings, prior and in preference to any distribution of any of the assets of the Company to the holders of the Class A Common Stock or of any other stock or equity security, an amount in cash, equal to the greater of (i) the Preferred Stock original issuance price held by such holder plus any declared but unpaid dividends to which such holder of outstanding shares of the Preferred Stock is then entitled, if any, or (ii) the amount each holder of a share of the Preferred Stock would be entitled on an as-converted into Class A common stock basis, based on the then effective Conversion Price, as defined by the Amended and Restated Certificate of Designations of Series A Convertible Preferred Stock (without regard to any restrictions or limitations on conversion) immediately prior to such liquidation transaction. If, upon any Liquidation Transaction, as defined by the Amended and Restated Certificate of Designations of Series A Convertible Preferred Stock the funds legally available for distribution to all holders of the Preferred Stock shall be insufficient to permit the payment to all such holders of the full liquidation preference amount, then the entire funds legally available for distribution shall be distributed ratably among the holders of the Preferred Stock ratably in proportion to the full preferential amounts to which they are entitled. Voting Each holder of Preferred Stock is entitled to the number of votes equal to the number of shares of Class A Common Stock into which such shares of the Preferred Stock are then convertible based on the Conversion Price as of the record date for determining stockholders entitled to vote on such matter and shall have voting rights and powers equal to the voting rights and powers of the Class A Common Stock (except as otherwise expressly provided herein or as required by law, voting together with the Class A Common Stock as a single class) and shall be entitled to notice of any such stockholders’ meeting in accordance with the Bylaws of the Company. For so long as an original purchaser of the Preferred Stock beneficially holds 20% or more of the shares of Class A Common Stock (calculated on as converted basis based on the Conversion Price (as adjusted for stock splits, combinations, stock dividends, recapitalizations and the like)) such purchaser acquired pursuant to the Preferred Stock Subscription Agreement, such purchaser shall have the right to designate up to one director for election to the Board of Directors as a Class I Director. Conversion At the option of the holder, each share of Preferred Stock is convertible into fully paid and non-assessable shares of Class A Common Stock equal to the sum of (i) the amount determined by dividing (x) the Preferred Stock original issuance price plus any declared but unpaid dividends to which such share of the Preferred Stock is then entitled by (y) $2.11, for shares of Series A Preferred Stock, or $1.9328 for Series A' Preferred Stock (as adjusted for stock splits, combinations, stock dividends, recapitalizations and the like) in effect on the date the certificate is surrendered for conversion or notice is provided for non-certificated shares and (ii) the Subsequent Issuance Share Adjustment, as defined by the Amended and Restated Certificate of Designations of Series A Convertible Preferred Stock. The Company may, in its sole discretion, upon five business days prior written notice, force the conversion of all of the outstanding shares of the Preferred Stock (including any declared but unpaid dividends to which such shares of Preferred Stock are then entitled) at the conversion price upon certain events, as specified in the Amended and Restated Certificate of Designations of Series A Convertible Preferred Stock. The Company classifies the Preferred Stock as temporary, or mezzanine, equity because the shares contain deemed liquidation rights that are a contingent redemption feature not solely within the control of the Company. 10. Common Stock and Warrants On June 16, 2022 (the “Closing Date”), the Company became a publicly traded company as a result of the consummation of a merger (“Business Combination”) between Grove Collaborative, Inc. (“Legacy Grove”) and Virgin Table of Contents Grove Collaborative Holdings, Inc. Notes to Consolidated Financial Statements (continued) 89

Group Acquisition Corp. II, a Cayman-domiciled blank check company (“VGAC II”), pursuant to a merger agreement (the “Merger Agreement”). The Business Combination was accounted for as a reverse recapitalization with Legacy Grove being the accounting acquirer and VGAC II as the acquired company for accounting purposes. In February 2025, all of the Company’s outstanding shares of Class B Common Stock were automatically converted into Class A Common Stock. This conversion occurred because, as of December 31, 2024, the aggregate number of outstanding shares of Class B Common Stock (including securities exercisable or convertible into Class B Common Stock) represented less than ten percent of all outstanding shares of Common Stock. This calculation included both Class A Common Stock and Class B Common Stock, as well as securities exercisable for or convertible into common stock. After the conversion, the converted shares and securities carry identical rights, including voting rights, to those of Class A Common Stock or equivalent converted securities. In April 2025, the Company retired its Class B Common Stock. Earn-Out Shares On the Closing Date, certain historical Class B Common Stock shareholders (including Grove stock option, restricted stock unit, and warrant holders) were issued an aggregate 2,799,696 shares of the Company’s historical Class B Common Stock (“Earn-Out Shares”). Certain shareholders have since surrendered an aggregate 197,292 Earn-Out Shares, which per terms of the Merger Agreement, were cancelled by the Company and not reallocated to the remaining holders. The remaining 2,602,404 Earn-Out Shares can vest within a period of ten years following the Business Combination (the “Earn-Out Period”) (i) with respect to 1,301,202 of the Earn-Out Shares, upon the closing price of the Company’s Class A common stock equaling or exceeding $62.50 per share for any 20 trading days within any 30-trading-day period and (ii) with respect to 1,301,202 of the Earn-Out Shares, upon the closing price of the Company’s Class A common stock equaling or exceeding $75.00 per share for any 20 trading days within any 30- trading-day period. If, during the Earn-Out Period, there is a Change of Control Transaction (as defined in the Merger Agreement), then all remaining triggering events that have not previously occurred and the related vesting conditions shall be deemed to have occurred. If, upon the expiration of the Earn-Out Period, any Earn-Out Shares shall have not vested, then such Earn-Out Shares shall be automatically forfeited by the holders thereof and canceled by the Company. The settlement amount to be paid to the selling shareholders of the Earn-Out Shares can change and is not indexed to the Company’s stock. Due to the change in control event contingency and variable number of Earn-Out Shares to be settled to the holders, the Earn-Out Shares fail the equity scope exception and are accounted for as a derivative in accordance with ASC 815, Derivatives and Hedging, and will be remeasured on a recurring basis at fair value, with changes in fair value recorded in the consolidated statements of operations. As of December 31, 2025, the Company did not meet any Earn-Out thresholds. Class A Common Stock Warrants On the Closing Date, the Company was deemed to have assumed 6,700,000 warrants for the Company’s Class A common stock that were held by Virgin Group Acquisition Sponsor II LLC (the “Private Warrants”) and 8,050,000 of the Company’s Class A common stock warrants that were held by VGAC II’s shareholders (the “Public Warrants”). The warrants will expire on July 16, 2027, or earlier upon redemption or liquidation. Five whole warrants must be bundled together in order to receive one share of the Company’s Class A common stock at an effective exercise price of $57.50. The Private Placement Warrants and Public Warrants for shares of the Company’s Class A common stock meet liability classification requirements since the warrants may be required to be settled in cash under a tender offer. In addition, Private Placement Warrants are potentially subject to a different settlement amount as a result of being held by the Sponsor which precludes the Private Placement Warrants from being considered indexed to the entity's own stock, and therefore classified as liabilities and included in derivative liabilities on the Company's consolidated balance sheets as of the presented dates. As of December 31, 2025, the Private Placement Warrants and Public Warrants each had a fair value of zero. Table of Contents Grove Collaborative Holdings, Inc. Notes to Consolidated Financial Statements (continued) 90

As of December 31, 2025, the following warrants were outstanding on an as converted basis: Warrant Type Shares Exercise Price Public Warrants 1,460,146 $ 57.50 Private Placement Warrants 1,340,000 $ 57.50 Public Warrants The Public Warrants became exercisable into shares of the Company’s Class A common stock commencing on July 16, 2022 and expiring on July 16, 2027, or earlier upon redemption or liquidation. On June 16, 2023, the Company canceled 749,291 Public Warrants at the request of certain holders. The Company may redeem, with 30 days written notice, each whole outstanding Public Warrant for cash at a price of $0.01 per warrant if the Reference Value equals or exceeds $90.00 per share, subject to certain adjustments. The warrant holders have the right to exercise their outstanding warrants prior to the scheduled redemption date during the redemption period at an effective price of $57.50 per share, subject to certain adjustments. If the Company calls the Public Warrants for redemption, the Company will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis”, as described in the warrant agreement. For purposes of the redemption, “Reference Value” shall mean the last reported sales price of the Company’s Class A common stock for any 20 trading days within the 30 trading-day period ending on the third trading day prior to the date on which notice of the redemption is given. Private Placement Warrants The Private Placement Warrants are identical to the Public Warrants, except that the Private Placement Warrants were not transferable, assignable or salable until 30 days after the completion of a Business Combination, subject to certain limited exceptions. Additionally, the Private Warrants are exercisable on a cashless basis and are non-redeemable so long as they are held by the initial purchasers or their permitted transferees. If the Private Warrants are held by someone other than the initial purchasers or their permitted transferees, then such warrants will be redeemable by the Company and exercisable by the warrant holders on the same basis as the Public Warrants. Backstop Warrants In connection with the Business Combination, the Company issued to Corvina Holdings Limited (the “Backstop Investor”) equity-classified warrants to purchase 775,005 shares of the Company’s Class A common stock with an exercise price of $0.05 per share (such warrants, the “Backstop Warrants”). The Backstop Warrants are exercisable by the Backstop Investor at any time on or before June 16, 2027, and are on terms customary for warrants of such nature. None of these warrants have been exercised as of December 31, 2025. Standby Equity Purchase Agreement On July 18, 2022, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, LTD (“Yorkville” or “SEPA Investor”), pursuant to which Yorkville has agreed to purchase up to $100 million of common stock from time to time over an original term of 36 months, subject to certain conditions. On July 8, 2025, the Company and Yorkville amended the SEPA (the “Amended SEPA”) to extend the term to August 1, 2027 and amend the purchase price of any shares sold under the Amended SEPA. The shares of the Company’s common stock that may be issued under the Amended SEPA may be sold to Yorkville at the Company’s discretion from time to time and sales of the Company’s common stock under the Amended SEPA will depend upon market conditions and other factors. Additionally, in no event may the Company sell more than 6,511,532 shares of common stock to Yorkville under the Amended SEPA, which number of shares is equal to 19.99% of the shares of the Company's common stock outstanding immediately prior to the execution of the SEPA (the “Exchange Cap”), unless stockholder approval is obtained to issue shares of common stock in excess of the Exchange Cap in accordance with applicable NYSE rules or comply with certain other requirements as described in the Amended SEPA. As a result, unless the Company’s stock price exceeds $15.33, the Company will be unable to sell the remaining commitment to Yorkville without seeking stockholder approval to issue additional shares in excess of the Exchange Cap. Under the Amended SEPA, the Table of Contents Grove Collaborative Holdings, Inc. Notes to Consolidated Financial Statements (continued) 91 purchase price per share for Class A common stock will be the lowest daily VWAP of the Company’s Class A common stock over the Pricing Period, as defined by the agreement, less a discount of 2.45%. The Company has deferred an aggregate $0.7 million of transaction costs related to the SEPA and Amended SEPA and will offset these costs against proceeds of any sales under the Amended SEPA. As of December 31, 2025, the Company has sold 147,965 shares under the SEPA for total gross proceeds of $2.4 million. As of December 31, 2025, there were 6,363,567 shares available to be sold to Yorkville under the Exchange Cap. Reserved for Issuance The Company has the following shares of common stock reserved for future issuance, on an as-if converted basis: December 31, 2025 December 31, 2024 Class A Common Stock Class A Common Stock Class B Common Stock Private Placement Warrants 1,340,000 1,340,000 — Public Warrants 1,460,146 1,460,146 — Backstop Warrants 775,005 775,005 — Shares issuable upon conversion of redeemable convertible preferred stock 12,500,097 12,500,097 — Other outstanding common stock warrants 471,818 362,000 111,895 Outstanding stock options 1,594,703 930,956 776,494 Outstanding restricted stock units 3,835,924 4,656,655 1,000 Shares available for issuance under 2022 Equity Incentive Plan 6,338,929 5,182,186 — Shares available for issuance under 2022 Employee Stock Purchase Plan 998,829 846,157 — Total shares of common stock reserved 29,315,451 28,053,202 889,389 11. Stock-Based Compensation Equity Incentive Plan In June 2022, the stockholders of the Company approved the Grove Collaborative Holdings, Inc. 2022 Equity and Incentive Plan (the “2022 Plan”). The Plan provides for the granting of stock-based awards to eligible participants, specifically officers, other employees, non-employee directors, consultants, independent contractors under terms and provisions established by the board of directors. As of December 31, 2025, 10,096,980 shares of the Company’s Class A common stock have been authorized for issuance under the 2022 Plan. The number of shares available shall increase annually on the first day of each calendar year continuing until (and including) calendar year December 31, 2032, with annual increases equal to the lesser of (i) 5% of the number of shares of the Company’s Class A common stock issued and outstanding on December 31 of the immediately preceding fiscal year, and (ii) an amount determined by the board of directors. Table of Contents Grove Collaborative Holdings, Inc. Notes to Consolidated Financial Statements (continued) 92

Table of Contents

Grove Collaborative Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

Stock option activity under the Company's equity incentive plan is as follows (in thousands, except share and per share amounts):

	Options Outstanding			
	Number of Options	Weighted–Average Exercise Price	Weighted-Average Remaining Contractual Life (years)	Aggregate Intrinsic Value
Balance – December 31, 2024	1,707,450	$ 7.34	3.64	$ 12
Cancelled/forfeited	(112,747)	6.88		
Balance – December 31, 2025	1,594,703	7.38	2.74	$ —
Vested and expected to vest – December 31, 2025	1,594,703	$ 7.38	2.74	$ —
Options vested and exercisable – December 31, 2025	1,391,270	$ 5.70	2.39	$ —

No stock options were granted during the years ended December 31, 2025 and 2024. The total grant date fair value of stock options that vested during the years ended December 31, 2025 and 2024 was nominal and $0.1 million, respectively. There were no options exercised during the year ended December 31, 2025. The aggregate intrinsic value of options exercised during the year ended December 31, 2024 was nominal. The aggregate intrinsic value is the difference between the current fair value of the underlying common stock and the exercise price for in-the-money stock options.

Market-Based Stock Options

In February 2021, the Company granted 203,433 stock options with market and liquidity event-related performance-based vesting criteria with an exercise price of $18.85 per share. 100% of the stock options vest upon valuation of the Company's stock at a stated price upon occurrence of specified transactions. Fair value was determined using the probability weighted expected term method ("PWERM"), which involves the estimation of future potential outcomes as well as values and probabilities associated with each potential outcome. Two potential scenarios were used in the PWERM that utilized 1) the value of the Company's common equity, and 2) a Monte Carlo simulation to specifically value the award. The total grant date fair value of the award was determined to be $5.5 million. Since a liquidity event is not deemed probable until such event occurs, no compensation cost related to the performance condition was recognized prior to the Business Combination on June 16, 2022. Subsequently, the Company recorded stock-based compensation expense of $4.6 million for service periods completed prior to the Business Combination. As of December 31, 2025, the market-based vesting criteria had not been met and there is no unrecognized compensation expense related to these market-based options.

Restricted Stock Units (RSUs)

The following table summarizes the activity for all RSUs under all of the Company's equity incentive plans for the year ended December 31, 2025:

	Number of shares	Weighted–Average Grant Date Fair Value Per Share
Unvested – December 31, 2024	4,657,655	$ 2.62
Granted	3,640,943	1.51
Vested	(2,618,014)	2.76
Forfeited	(1,844,660)	2.34
Balance – December 31, 2025	3,835,924	1.61

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Table of Contents

Grove Collaborative Holdings, Inc.

Notes to Consolidated Financial Statements (continued)

CEO Award

In August 2023, the Company's Board of Directors granted its Chief Executive Officer an aggregate of 850,000 Class A common stock RSUs (the "CEO Award") under the 2022 Plan. A portion of the CEO Award contains market based vesting requirements consisting of four tranches that vest separately upon the Company's public stock price meeting certain price thresholds. Additionally, the CEO Award also contains a service requirement with 25% of the shares vesting each year from the grant date for four years. The CEO Award has a total aggregate value of $2.0 million. During the years ended December 31, 2025 and 2024, the Company recorded $0.5 million and $0.7 million of stock-based compensation expense related to the CEO Award.

Employee Stock Purchase Plan

In May 2022, the Company's board of directors adopted the 2022 Employee Stock Purchase Plan (the "ESPP"), which was subsequently approved by the Company's stockholders. The ESPP went into effect on November 16, 2022. Subject to certain limitations contained therein, the ESPP allows eligible employees to contribute, through payroll deductions, up to 20% of their eligible compensation to purchase the Company's Class A common stock at a discounted price per share. The Company recognized $0.3 million and $0.6 million of expense related to the ESSP for the years ended December 31, 2025 and 2024, respectively. There were 245,175 shares of Class A common stock purchased under the ESPP during the year ended December 31, 2025.

The following assumptions were used in estimating the fair values of shares under the ESPP for the periods indicated:

	Year Ended December 31,	
	2025	2024
Fair value of common stock	$1.19 - $1.47	$1.29 - $1.53
Expected term (in years)	0.5 - 2.0	0.5 - 2.0
Volatility	63.29% - 72.00%	60.00% - 91.00%
Risk-free interest rate	3.62% - 4.29%	4.31% - 5.40%
Dividend yield	—	—

Stock-Based Compensation Expense

For the years ended December 31, 2025 and 2024 the Company recognized a total of $4.3 million and $12.0 million of stock-based compensation expense, respectively, for RSUs granted to employees and non-employees and the ESPP. Stock-based compensation expense was predominately recorded in selling, general and administrative expenses in the consolidated statements of operations for each period presented. As of December 31, 2025, the total unrecognized compensation expense related to unvested awards was $4.3 million, which the Company expects to recognize over an estimated weighted average period of 2.0 years. Equity award modifications during the presented periods were not material.

12. Segments

The Company's chief operating decision maker ("CODM") is the Chief Executive Officer. The Company has determined that it operates in one operating segment as it only reports operating results on an aggregate basis to the CODM. Segment revenues are described in Note 2, *Significant Accounting Policies*. All company assets are located within the United States and all revenues are generated within the United States. All business activities are managed on a consolidated basis.

The CODM uses net loss as reported in the consolidated statements of operations to evaluate the Company's return on assets in deciding whether and how to invest into the Company's consolidated operations, such as to expand its product offerings or increase advertising expenditures. The CODM reviews segment assets as presented on its consolidated balance sheets.

The Company does not have intra-entity sales or transfers.

94

The accounting policies of the segment is identical to those described in Note 2, Significant Accounting Policies. The table below is segment information for the periods presented and a reconciliation of segment information, including significant expenses, to consolidated net loss (in thousands): Year Ended December 31, 2025 2024 Segment Revenue, Significant Expenses and Net Loss: Total revenue, net $ 173,716 $ 203,425 Cost of goods sold 80,443 94,077 Gross profit 93,273 109,348 Less significant expenses: Fulfillment costs 39,282 45,195 Advertising 9,710 10,265 Product development and other selling, general and administrative expenses(1) 49,634 54,619 Less other segment items: Interest income (455) (3,056) Other segment items(2) 6,818 29,748 Consolidated net loss $ (11,716) $ (27,423) (1) Includes all product development and selling, general and administrative expenses, excluding fulfillment costs, stock-based compensation and depreciation and amortization. (2) Includes stock-based compensation, depreciation and amortization and all non-operating expenses, except interest income. 13. Provision for Income Taxes The Company is subject to U.S. federal, state, and local corporate income taxes. Upon adoption of ASU 2023-09, Improvements to Income Tax Disclosures, as described in Note 2, Summary of Significant Accounting Policies, the Company’s effective income tax rate reconciliation for the year ended December 31, 2025 was as follows: (in thousands, except for percentages) Federal statutory rate $ (2,453) 21.0 % Domestic federal Tax credits Foreign tax credits (10) 0.1 % Nontaxable or nondeductible items, net (141) 1.2 % Stock-based compensation 1,529 (13.1) % Changes in valuation allowances 1,080 (9.3) % Domestic state and local income taxes, net of federal effect 18 (0.2) % Foreign tax effects - China 10 (0.1) % Provision for income taxes $ 33 (0.3) % Table of Contents Grove Collaborative Holdings, Inc. Notes to Consolidated Financial Statements (continued) 95

The Company’s effective income tax rate reconciliation for the year ended December 31, 2024 in accordance with the guidance prior to the adoption of ASU 2023-09 was as follows: Federal statutory rate 21.0 % State income taxes, net of federal tax benefit (0.1) % Stock-based compensation (11.7) % Remeasurement of derivative liabilities 7.6 % Other (0.6) % Change in valuation allowance (16.3) % Provision for income taxes (0.1) % The components of net deferred tax assets are as follows for the periods presented (in thousands): December 31, 2025 2024 Deferred tax assets: Net operating loss carryforwards $ 134,244 $ 131,563 Deferred revenue 1,179 1,546 Inventory write-downs and uniform capitalization 752 873 Operating lease liabilities 3,155 3,557 Accruals and other reserves 379 729 Stock-based compensation 2,243 4,107 Business interest carryforwards 10,057 10,127 Depreciation and amortization 393 817 Other 162 223 Total deferred tax assets 152,564 153,542 Less: valuation allowance (150,240) (150,486) Total deferred tax assets, net of valuation allowance 2,324 3,056 Deferred tax liabilities: Operating lease right-of-use assets (2,324) (3,056) Total deferred tax liabilities (2,324) (3,056) Net deferred tax assets $ — $ — On July 4, 2025, the 2025 budget reconciliation bill, officially known as the One Big Beautiful Bill Act of 2025 (the “Act”), was enacted into law. The Act includes a broad range of tax reforms such as the extension of so-called permanently restoring bonus depreciation allowances, permanent changes in the limitations for deducting business interest expense and permanent expensing of domestic research and development costs. The Company has evaluated the provisions of the Act and determined that, because it maintains a full valuation allowance against its deferred tax assets, the Act does not have a material impact on the Company’s condensed consolidated financial statements or effective tax rate. For the applicable periods all tax cash payments were immaterial and are therefore not being separately disclosed. Net Operating Loss Carryforwards As of December 31, 2025, the Company had federal and state net operating loss (“NOL”) carryforwards of $577.2 million and $255.1 million, respectively. Federal NOL carryforwards $552.2 million have no expiration and can only be used to offset 80% of the Company’s future taxable income. The state NOL carryforwards include $219.5 million with definitive expiration dates and $35.6 million with no expiration. The state NOLs are presented as an apportioned amount. Table of Contents Grove Collaborative Holdings, Inc. Notes to Consolidated Financial Statements (continued) 96

Valuation Allowance The realization of deferred tax assets is based on historical tax positions and estimates of future taxable income. We evaluate both the positive and negative evidence that we believe is relevant in assessing whether we will realize the deferred tax assets. A valuation allowance is recorded when it is more likely than not that some portion of the deferred tax assets will not be realized. To the extent that a valuation allowance has been established and it is subsequently determined that it is more likely than not that the deferred tax assets will be recovered, the valuation allowance will be released. The ultimate realization of deferred tax assets depends on the generation of future taxable income during the periods in which those temporary differences are deductible. We consider the scheduled reversal of deferred tax liabilities (including the effect of available carryback and carryforward periods), as well as projected pre-tax book income in making this assessment. To fully utilize the NOL and tax credits carryforwards we will need to generate sufficient future taxable income in each respective jurisdiction. The following summarizes the activity related to valuation allowances on deferred tax assets for the periods presented: December 31, 2025 2024 Valuation allowance, as of beginning of year $ 150,486 $ 145,711 Valuation allowance established 1,041 5,346 Changes to existing valuation allowances (1,287) (571) Valuation allowance, as of end of year $ 150,240 $ 150,486 Uncertain Tax Positions During the years ended December 31, 2025 and 2024, the Company did not record any uncertain tax positions and the balances of unrecognized tax positions were nominal. The Company did not record any interest and penalties related to uncertain tax positions in its provision for income taxes. The Company files income tax returns in the U.S. federal and various state and local jurisdictions. The Company has no ongoing tax examinations by the U.S. income tax authorities at this time. 14. Net Loss Per Share Attributable to Common Stockholders The following potentially dilutive shares were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented, because including them would have been anti-dilutive (on an as-converted basis): Year Ended December 31, 2025 2024 Redeemable Convertible Preferred Stock 12,500,097 12,500,097 Restricted stock units 3,835,924 4,657,655 Private and Public Placement Warrants 2,800,146 2,800,146 Earn-Out Shares 2,602,404 2,602,412 Common stock options 1,594,703 1,707,450 Common stock warrants 471,818 473,895 ESPP Shares 49,420 48,219 Total 23,854,512 24,789,874 Table of Contents Grove Collaborative Holdings, Inc. Notes to Consolidated Financial Statements (continued) 97

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure None Item 9A. Controls and Procedures (a) Evaluation of Disclosure Controls and Procedures Disclosure controls are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act, is recorded, processed, summarized, and reported within the time period specified in the SEC’s rules and forms. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the chief executive officer and interim chief financial officer, as appropriate to allow timely decisions regarding required disclosure. The Company evaluated, with the participation of the current chief executive officer and interim chief financial officer (the “Company’s Certifying Officers”), the effectiveness of the Company’s disclosure controls and procedures as of December 31, 2025, the end of the period covered by this Annual Report on Form 10-K, pursuant to Rule 13a-15(b) under the Exchange Act. The Company’s Certifying Officers concluded that our disclosure controls and procedures were effective as of December 31, 2025. Management’s Report on Internal Control over Financial Reporting Management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Under the supervision and with the participation of management, our Chief Executive Officer and Chief Financial Officer conducted an evaluation of the effectiveness of the internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). Based on such evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2025. This Annual Report on Form 10-K does not include an attestation report of our independent registered public accounting firm due to a transition period established by the rules of the SEC for “emerging growth companies”. (b) Changes in Internal Control over Financial Reporting There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the quarter ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Company does not expect that its disclosed controls and procedures will prevent all errors and all instances of fraud. Disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Further, the design of disclosure controls and procedures must reflect the fact that there are resource constraints, and the benefits must be considered relative to their costs. Because of the inherent limitations in all disclosure controls and procedures, no evaluation of disclosure controls and procedures can provide absolute assurance that we have detected all our control deficiencies and instances of fraud, if any. The design of disclosure controls and procedures also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Table of Contents 98

Item 9B. Other Information None of our directors or executive officers adopted or terminated a Rule 10b5-1 trading arrangement or adopted or terminated a non-Rule 10b5-1 trading arrangement (as defined in Item 408(c) of Regulation S-K) during the three months ended December 31, 2025. Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections. None Table of Contents 99

Part III Item 10. Directors, Executive Officers and Corporate Governance The information required by this item is incorporated by reference to our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our year ended December 31, 2025. Item 11. Executive Compensation The information required by this item is incorporated by reference to our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our year ended December 31, 2025. Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters The information required by this item is incorporated by reference to our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our year ended December 31, 2025. Item 13. Certain Relationships and Related Transactions, and Director Independence The information required by this item is incorporated by reference to our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our year ended December 31, 2025. Item 14. Principal Accounting Fees and Services The information required by this item is incorporated by reference to our definitive Proxy Statement for the 2026 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of our year ended December 31, 2025. Table of Contents 100

Part IV Item 15. Exhibits (a) Exhibits. 2.1† Agreement and Plan of Merger, dated as of December 7, 2021, by and among Virgin Group Acquisition Corp. II, Treehouse Merger Sub, Inc. and Grove Collaborative, Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Form 8-K (File No. 001-40263), filed with the SEC on December 8, 2021). 2.2† Amended and Restated Agreement and Plan of Merger, dated as of March 31, 2022, by and among Virgin Group Acquisition Corp. II, Treehouse Merger Sub, Inc., Treehouse Merger Sub II, LLC and Grove Collaborative, Inc. (incorporated by reference to Exhibit 2.1 of the Company’s Form 8-K (File No. 3.1 Certificate of Incorporation of Grove Collaborative Holdings, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K (File No. 001-40263) filed with the SEC on June 23, 2022). 3.2 Amended and Restated Bylaws of Grove Collaborative Holdings, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K (File No. 001-40263) filed with the SEC on November 30, 2023). 3.3 Certificate of Amendment to Certificate of Incorporation of Grove Collaborative Holdings, Inc.(incorporated by reference to Exhibit 3.1 to the Company’s Form 8-K (File No. 001-40263) filed with the SEC on June 5, 2023). 3.4 Amended and Restated Certificate of Designations of Series A Convertible Preferred Stock of Grove Collaborative Holdings, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-40263) filed with the SEC on September 23, 2024) 3.5 Certificate of Retirement of Class B Common Stock of Grove Collaborative holdings, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-40263) filed with the SEC on April 15, 2025). 4.1 Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 filed by the Registrant on March 15, 2021). 4.2 Warrant Agreement, dated as of March 22, 2021, between Virgin Group Acquisition Corp. II and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Registrant on March 25, 2021). 4.3 Certificate of Corporate Domestication of Virgin Group Acquisition Corp. II (incorporated by reference to Exhibit 4.3 of the Company’s Form 8-K (File No. 001-40263) filed with the SEC on June 23, 2022). 4.4 Warrant Agreement, dated June 16, 2022, between Grove Collaborative Holdings, Inc. and Corvina Holdings Limited (incorporated by reference to Exhibit 4.4 of the Company’s Form 8-K (File No. 001-40263) filed with the SEC on June 23, 2022). 4.5 Specimen Warrant to Purchase Shares of Common Stock of Grove Collaborative, Inc. (incorporated by reference to Exhibit 4.5 of the Company’s Form 8-K (File No. 001-40263) filed with the SEC on June 23, 2022). 4.6 Specimen Warrant to Purchase Shares of Common Stock of Grove Collaborative, Inc. (incorporated by reference to Exhibit 4.6 of the Company’s Form 8-K (File No. 001-40263) filed with the SEC on June 23, 2022). 4.7 Specimen Warrant to Purchase Shares of Common Stock of Grove Collaborative, Inc. (incorporated by reference to Exhibit 4.7 of the Company’s Form 8-K (File No. 001-40263) filed with the SEC on June 23, 2022). 4.8 Specimen Warrant to Purchase Shares of Common Stock of Grove Collaborative, Inc. (incorporated by reference to Exhibit 4.8 of the Company’s Form 8-K (File No. 001-40263) filed with the SEC on June 23, 2022). 4.9 Specimen Warrant to Purchase Shares of Series A Preferred Stock of Grove Collaborative, Inc. (incorporated by reference to Exhibit 4.9 of the Company’s Form 8-K (File No. 001-40263) filed with the SEC on June 23, 2022). Exhibit Number Description Table of Contents 101

4.10 Specimen Warrant to Purchase Shares of Series B Preferred Stock of Grove Collaborative, Inc. (incorporated by reference to Exhibit 4.10 of the Company’s Form 8-K (File No. 001-40263) filed with the SEC on June 23, 2022). 4.11 Specimen Warrant to Purchase Shares of Series C Preferred Stock of Grove Collaborative, Inc. (incorporated by reference to Exhibit 4.11 of the Company’s Form 8-K (File No. 001-40263) filed with the SEC on June 23, 2022). 4.12 Specimen Warrant to Purchase Shares of Series D Preferred Stock of Grove Collaborative, Inc. (incorporated by reference to Exhibit 4.12 of the Company’s Form 8-K (File No. 001-40263) filed with the SEC on June 23, 2022). 4.13 Warrant Agreement, dated November 10, 2022, between Grove Collaborative Holdings, Inc. and HCI Grove Management LLC (incorporated by reference to Exhibit 4.13 of the Company’s Form 10-Q, filed with the SEC on November 10, 2022). 4.14 Description of Registrant's securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.14 of the Company’s Form 10-K, filed with the SEC on March 19, 2025). 4.15 Warrant Agreement, dated August 11, 2023, between Grove Collaborative Holdings, Inc. and Volition Capital Fund IV, L.P. (incorporated by reference to Exhibit 4.1 of the Company’s Form 8-K, filed with the SEC on August 14, 2023). 4.16 Warrant Agreement, dated August 11, 2023, between Grove Collaborative Holdings, Inc. and Volition Capital Fund IV, L.P. (incorporated by reference to Exhibit 4.2 of the Company’s Form 8-K, filed with the SEC on August 14, 2023). 10.1 Form of Subscription Agreement (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K (File No. 001-40263), filed with the SEC on December 8, 2021). 10.2 Subscription Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (File No. 001-40263), filed with the SEC on April 4, 2022). 10.3 Amended and Restated Registration Rights Agreement, dated as of June 16, 2022, among the Company, Virgin Group Acquisition Sponsor II, LLC, and certain other parties (incorporated by reference to Exhibit 10.3 of the Company’s Form 8-K (File No. 001-40263), filed with the SEC on June 23, 2022). 10.4 Form of Sponsor Agreement (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (File No. 001-40263), filed with the SEC on December 8, 2021). 10.5 Sponsor Agreement Amendment (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K (File No. 001-40263), filed with the SEC on April 4, 2022). 10.6 Form of Support Agreement (incorporated by reference to Exhibit 10.3 of the Company’s Form 8-K (File No. 001-40263), filed with the SEC on December 8, 2021). 10.7 Support Agreement Amendment (incorporated by reference to Exhibit 10.3 of the Company’s Form 8-K (File No. 001-40263), filed with the SEC on April 4, 2022). 10.8+ Grove Collaborative Holdings, Inc. 2022 Equity and Incentive Plan and forms of agreement thereunder (incorporated by reference to Annex I to the Registration Statement on Form S-4/A (File No. 001-40263), filed with the SEC on May 13, 2022). 10.9+ Grove Collaborative Holdings, Inc. Employee Stock Purchase Plan (incorporated by reference to Annex J to the Registration Statement on Form S-4/A (File No. 001-40263), filed with the SEC on May 13, 2022). 10.10+ Form of Indemnity Agreement by and between the Company and its directors and officers (incorporated by reference to Exhibit 10.8 to the Registration Statement on Form S-4/A (File No. 001-40263), filed with the SEC on May 13, 2022). 10.11+ Grove Collaborative, Inc. 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.18 of the Company’s Form 8-K (File No. 001-40263), filed with the SEC on June 23, 2022). 10.12+ Form of Stock Option Grant Notice and Option Agreement under the Grove Collaborative, Inc. 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.19 of the Company’s Form 8-K (File No. 001-40263), filed with the SEC on June 23, 2022). 10.13+ Restricted Stock Unit Agreement under the Grove Collaborative, Inc. 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.20 of the Company’s Form 8-K (File No. 001-40263), filed with the SEC on June 23, 2022). Exhibit Number Description Table of Contents 102

10.14+ Form of Restricted Stock Unit Grant Notice under the Grove Collaborative, Inc. 2016 Equity Incentive Plan (incorporated by reference to Exhibit 10.21 of the Company’s Form 8-K (File No. 001-40263), filed with the SEC on June 23, 2022). 10.15 Standby Equity Purchase Agreement, dated as of July 18, 2022, between Grove Collaborative Holdings, Inc. and YA II PN, Ltd. (incorporated by reference to Exhibit 10.22 of the Company’s Form S-1 (File No. 333-266197), filed with the SEC on July 18, 2022). 10.16+ Form of Restricted Stock Unit Award Notice and Restricted Stock Unit Agreement (Executive Version) under the Grove Collaborative Holdings, Inc. 2022 Incentive Equity Plan (incorporated by reference to Exhibit 10.23 of the Company’s Form 10-Q, filed with the SEC on August 12, 2022). 10.17+ Form of Stock Option Grant Notice and Option Agreement (Executive Version) under the Grove Collaborative Holdings, Inc. 2022 Incentive Equity Plan (incorporated by reference to Exhibit 10.24 of the Company’s Form 10-Q, filed with the SEC on August 12, 2022). 10.18+ Form of Vested Option New Restricted Stock Unit Award Notice under Grove Collaborative Holdings, Inc. 2022 Equity and Incentive Plan (incorporated by reference to Exhibit (a)(1)(L) of the Company’s Tender Offer Statement Under Section 14(d)(1) or 13(e)(1), filed with the SEC on September 26, 2022). 10.19+ Form of Unvested Option New Restricted Stock Unit Award Notice under Grove Collaborative Holdings, Inc. 2022 Equity and Incentive Plan (incorporated by reference to Exhibit (a)(1)(M) of the Company’s Tender Offer Statement Under Section 14(d)(1) or 13(e)(1), filed with the SEC on September 26, 2022). 10.20† Subscription Agreement, dated November 10, 2022, between Grove Collaborative Holdings, Inc. and HCI Grove LLC (incorporated by reference to Exhibit 10.27 of the Company’s Form 10-Q, filed with the SEC on November 10, 2022). 10.21† Consulting Agreement, dated November 10, 2022, between Grove Collaborative Holdings, Inc. and HCI Grove Management LLC (incorporated by reference to Exhibit 10.28 of the Company’s Form 10-Q, filed with the SEC on November 10, 2022). 10.22† Loan and Security Agreement, dated as of December 21, 2022, by and among Grove Collaborative Holdings, Inc., Grove Collaborative, Inc., Ocean II PLO LLC and the lending institutions party thereto (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K, filed with the SEC on December 27, 2022). 10.23† Security Issuance Agreement, dated as of December 21, 2022, by and between Grove Collaborative Holdings, Inc. and Avenue Sustainable Solutions Fund, L.P. (incorporated by reference to Exhibit 10.3 of the Company’s Form 8-K, filed with the SEC on December 27, 2022). 10.24+ Form of Performance Cash Award Notice and Performance Cash Award Agreement under the Grove Collaborative Holdings, Inc. 2022 Incentive Equity Plan (incorporated by reference to Exhibit 10.32 of the Company’s Form 10-Q, filed with the SEC on May 11, 2023) 10.25† Loan and Security Agreement, dated as of March 10, 2023, by and among Grove Collaborative Holdings, Inc., Grove Collaborative, Inc., each of their subsidiaries signatory thereto from time to time as guarantors, and Siena Lending Group LLC (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (File No. 001-40263) filed with the SEC on March 14, 2023). 10.26†† Amendment No. 1 to Loan and Security Agreement, dated as of March 10, 2023, by and among Grove Collaborative Holdings, Inc., Grove Collaborative, Inc., Ocean II PLO LLC and the lending institutions party thereto (incorporated by reference to Exhibit 10.34 of the Company’s Form 10-Q filed with the SEC on May 11, 2023) 10.27 Subscription Agreement between Grove Collaborative Holdings and Volition Capital Fund IV, L.P (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-40263) filed with the SEC on August 14, 2023). 10.28 Subscription Agreement by and between Grove Collaborative Holdings, Inc., and Volition Capital Fund IV, L.P. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K (File No. 001-40263) filed with the SEC on September 23, 2024). 10.29 Separation Agreement and General Release of All Claims dated as of December 20, 2024, by and between Grove Collaborative Holdings, Inc. and Christopher Clark (incorporated by reference to Exhibit 10.35 of the Company’s Form 10-K filed with the SEC on March 19, 2025). 10.30 Separation Agreement and General Release of All Claims dated as of February 14, 2025, by and between Grove Collaborative Holdings, Inc. and Sergio G. Cervantes Romero (incorporated by reference to Exhibit 10.36 of the Company’s Form 10-K filed with the SEC on March 19, 2025). Exhibit Number Description Table of Contents 103

10.31 Letter of Transition by and between Grove Collaborative Holdings, Inc. and Stuart Landesberg (incorporated by reference to Exhibit 10.37 of the Company’s Form 10-K filed with the SEC on March 19, 2025). 10.32 Amendment No. 3 to Loan and Security Agreement, dated as of May 8, 2025, by and among Grove Collaborative Holdings, Inc., Grove Collaborative, Inc. and Siena Lending Group LLC (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (File No. 001-40263), filed with the SEC on May 8, 2025). 10.33 Amendment to Standby Equity Purchase Agreement, dated July 8, 2025, between Grove Collaborative Holdings, Inc. and YA II PN, Ltd. (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (File No. 001-40263), filed with the SEC on July 8, 2025). 10.34 Amendment No. 4 to Loan and Security Agreement, dated as of September 26, 2025, by and among Grove Collaborative Holdings, Inc., Grove Collaborative, Inc. and Siena Lending Group LLC (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K (File No. 001-40263), filed with the SEC on September 26, 2025). 10.35+ Agreement for the Payment of Benefits Following Termination of Employment dated as of August 16, 2023, by and between Grove Collaborative Holdings, Inc. and Jeff Yurcisin (incorporated by reference to Exhibit 5.1 of the Company’s Form 10-Q filed with the SEC on November 9, 2023). 10.36+ Employee Inducement Performance Based Restricted Stock Unit Award Notice dated as of August 16, 2023, by and between Grove Collaborative Holdings, Inc and Jeff Yurcisin (incorporated by reference to Exhibit 5.2 of the Company’s Form 10-Q filed with the SEC on November 9, 2023). 10.37+ Employee Inducement Restricted Stock Unit Award Notice dated as of August 16, 2023, by and between Grove Collaborative Holdings, Inc and Jeff Yurcisin (incorporated by reference to Exhibit 5.3 of the Company’s Form 10-Q filed with the SEC on November 9, 2023). 10.38+ Letter of Transition by and between Grove Collaborative Holdings, Inc. and Stuart Landesberg (incorporated by reference to Exhibit 5.4 of the Company’s Form 10-Q filed with the SEC on November 9, 2023). 10.39+ Agreement for the Payment of Benefits Following Termination of Employment dated as of October 23, 2025, by and between Grove Collaborative Holdings, Inc. and Tom Siragusa (incorporated by reference to Exhibit 5.1 of the Company’s Form 10-Q filed with the SEC on November 13, 2025). 19.1 Insider Trading and Confidentiality Policy (incorporated by reference to Exhibit 19.1 of the Company’s Form 10-K filed on March 19, 2025) 21 Subsidiaries of Registrant (incorporated by reference to Exhibit 21 of the Company's Form 10-K filed on March 16, 2023) 23.1* Consent of Independent Registered Public Accounting Firm – Baker Tilly US, LLP 31.1* Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. 31.2* Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. 32.1* Certification of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. 97.1 Grove Collaborative Holdings, Inc. Compensation Clawback Policy (incorporated by reference to Exhibit 97.1 of the Company’s Form 10-K filed on March 19, 2025) 101.INS* Inline Instance Document. 101.SCH Inline Taxonomy Extension Schema Document. 101.CAL* Inline Taxonomy Extension Calculation Linkbase Document. 101.DEF* Inline Taxonomy Extension Definition Linkbase Document. 101.LAB* Inline Taxonomy Extension Label Linkbase Document. 101.PRE* Inline Taxonomy Extension Presentation Linkbase Document. 104* Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101). Exhibit Number Description * Filed herewith. + Indicates management contract or compensatory plan or arrangement. Table of Contents 104

† Schedules and exhibits to this Exhibit omitted pursuant to Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of any omitted schedule of exhibit to the SEC upon request. †† The Registrant has redacted provisions or terms of this Exhibit pursuant to Regulation S-K Item 601(b)(10)(iv). The Registrant agrees to furnish an unredacted copy of the Exhibit to the SEC upon its request. Item 16. Form 10-K Summary None. Table of Contents 105

SIGNATURES Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Date: March 5, 2026 GROVE COLLABORATIVE HOLDINGS, INC. By: /s/ Jeff Yurcisin Name: Jeff Yurcisin Title: Chief Executive Officer and Director (Principal Executive Officer) By: /s/ Tom Siragusa Name: Tom Siragusa Title: Chief Financial Officer (Principal Financial and Accounting Officer) Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated. Date: March 5, 2026 By: /s/ Katie Anderson Katie Anderson, Director Date: March 5, 2026 By: /s/ Larry Cheng Larry Cheng, Director Date: March 5, 2026 By: /s/ Stuart Landesberg Stuart Landesberg, Director Date: March 5, 2026 By: /s/ Kristine Miller Kristine Miller, Director Date: March 5, 2026 By: /s/ John Replogle John Replogle, Director Date: March 5, 2026 By: /s/ Naytri Shroff Sramek Naytri Shroff Sramek, Director Date: March 5, 2026 By: /s/ Jeff Yurcisin Jeff Yurcisin, Director Table of Contents 106

Corporate Headquarters Grove Collaborative 1301 Sansome Street San Francisco, CA 94111 Website: grove.com Annual Meeting Grove’s Annual Meeting of Stockholders is scheduled to be held at 8:00 a.m., June 18, 2026 via the following link https://www.cstproxy.com/grovecollaborative/2026 Independent Registered Public Accounting Firm Baker Tilly US LLP San Jose, CA Outside Counsel Sidley Austin LLP Palo Alto, CA Transfer Agent Continental Stock Transfer and Trust Company New York, NY Shareholder Inquiries Phone: 800.509.5586 Email: cstmail@continentalstock.com Mail: 1 State Street, 30th Floor New York, NY 10004-1561 Grove Collaborative Holdings, Inc. Stock Since its initial listing in June 2022, Grove Collaborative Holdings, Inc.’s Class A Common Stock has been listed on the New York Stock Exchange under the symbol GROV. Investor Relations For further information about Grove Collaborative Holdings, Inc., additional copies of our Annual Report on Form 10-K, or other financial information, please contact ir@grove.co. Board of Directors Kathryn Anderson Chief Financial Officer, EōS Fitness Larry Cheng Managing Partner, Volition Capital Stuart Landesberg (Chairperson) Co-founder and former Chief Executive Officer of Grove Chief Executive Officer, Amor Fati Industries Inc. Kristine Miller Former Chief Strategy Officer, eBay Inc John Replogle (Lead Independent Director) Partner, One Better Ventures, LLC Naytri Shroff Sramek Head of Operations, California Forever Jeff Yurcisin Chief Executive Officer, Grove Collaborative Executive Officers Jeff Yurcisin Chief Executive Officer Tom Siragusa Chief Financial Officer Keith Davey Chief Technology Officer Scott Giesler Chief Legal Officer and Secretary Corporate Information

Grove Collaborative • 1301 Sansome Street, San Francisco, CA 94111 • grove.com P L E A S E R E C YC L E M E